Exhibit 99.1

ANNUAL REPORT 2013

MARCH 12, 2014

Information in this annual report is provided as of March 5, 2014, unless otherwise indicated.

Certain statements in this annual report are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of this annual report as well as in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this annual report. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

The following terms in this annual report have the following meanings, unless otherwise indicated:

—	“Thomson Reuters,” “we,” “us” and “our” each refers to Thomson Reuters Corporation and its consolidated subsidiaries, unless the context otherwise requires;

—	“Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it; and

—	“$,” “US$” or “dollars” are to U.S. dollars.

For information regarding our disclosure requirements under applicable Canadian and U.S. laws and regulations, please see the “Cross Reference Tables” section of this annual report.

Information contained on our website or any other websites identified in this annual report is not part of this annual report. All website addresses listed in this annual report are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this annual report are the property of Thomson Reuters.

TABLE OF CONTENTS

2	Business

16	Risk Factors

24	Management’s Discussion and Analysis

80	Consolidated Financial Statements

145	Executive Officers and Directors

153	Additional Information

162	Cross Reference Tables

Thomson Reuters Annual Report 2013

BUSINESS

OVERVIEW

We are the leading source of intelligent information for the world’s businesses and professionals, providing customers with competitive advantage. Intelligent information is a unique synthesis of human intelligence, industry expertise and innovative technology that provides decision-makers with the knowledge to act, enabling them to make better decisions faster. We deliver this must-have insight to the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization. Thomson Reuters shares are listed on the Toronto Stock Exchange and New York Stock Exchange (symbol: TRI) and our headquarters are located at 3 Times Square, New York, New York 10036. Our website is www.thomsonreuters.com.

We are organized in four business units:

—
Financial & Risk, a leading provider of critical news, information and analytics, enabling transactions and bringing together financial communities. Financial & Risk also provides leading regulatory and operational risk management solutions;

—
Legal, a leading provider of critical online and print information, decision support tools, software and services to support legal, investigation, business and government professionals around the world;

—	Tax & Accounting, a leading provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government; and

•
Intellectual Property & Science, a leading provider of comprehensive intellectual property and scientific information, decision support tools and services that enable governments, academia, publishers, corporations and law firms to discover, develop and deliver innovations.

We also have a Global Growth & Operations organization which works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist.

We also operate Reuters, which is a leading provider of real-time, high-impact, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.

BUSINESS MODEL AND KEY OPERATING CHARACTERISTICS

We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Our businesses provide solutions, software and workflow tools which integrate our core data and information.

We are in the process of transforming Thomson Reuters from a portfolio of businesses into an enterprise model. We believe that better leveraging of the solid foundation of assets that we have built and acquired will help us better serve our customers, drive organic growth and innovation and result in greater efficiencies from our scale.

The table below describes some of our key operating characteristics.

Industry leader	• #1 or #2 in most of the market segments that we serve • Deep and broad industry knowledge • Products and services tailored for professionals
Balanced and diversified
•  Four distinct core customer groups
•  Geographical diversity – our 2013 revenues were 60% from the Americas, 29% from Europe, the Middle East and Africa (EMEA) and 11% from Asia
•  Our largest single customer accounted for approximately 1% of our 2013 revenues
•  Technology and operating platforms are built to address the global marketplace

Attractive business model	• 87% of our 2013 revenues were recurring • 91% of our 2013 revenues were from information delivered electronically, software and services • Strong and consistent cash generation capabilities

Thomson Reuters Annual Report 2013

2013 PERFORMANCE

We met our 2013 Outlook, despite what continues to be a challenging environment in our two largest market segments – legal and financial. Below are highlights from our full year 2013 results.

(millions of U.S. dollars, except per share amounts)						Basis for 2013 Outlook: Excluding Q4 Charges and Pension Contribution3
Non-IFRS Financial Measures1	2013	2	2012	Change		2013	Change
Revenues from ongoing businesses	$12,543		$12,443	1%		$12,543	1%
Revenue growth before currency				2%			2%
Adjusted EBITDA	$3,070		$3,310	-7%		$3,330	1%
Adjusted EBITDA margin	24.5%		26.6%	-210	bp	26.5%	-10	bp
Underlying operating profit	$1,881		$2,205	-15%		$2,156	-2%
Underlying operating profit margin	15.0%		17.7%	-270	bp	17.2%	-50	bp
Adjusted earnings per share (EPS)	$1.54		$1.89	-19%		$1.83	-3%
Free cash flow	$1,163		$1,737	-33%		$1,690	-3%
Free cash flow from ongoing businesses	$1,098		$1,516	-28%		$1,625	7%

In 2013, we made significant progress on a number of fronts.

•
Financial & Risk continued its turnaround and improved its execution capabilities across product development, platform consolidation, back-office systems integration and product deployment. The business successfully ended the year with approximately 122,000 installed Eikon terminals (nearly triple the number at the end of 2012). We shut down four legacy platforms, including Bridge. Financial & Risk’s net sales performance, while still negative for the full year, improved from 2012. Financial & Risk also improved customer satisfaction metrics.

•
Legal continued its evolution to become more of a solutions business and continues to help legal professionals improve productivity, manage their businesses more efficiently and grow more quickly. Legal acquired Practical Law, which strengthened our position in the legal market segment and has greatly increased our efforts to transform our global legal research offering into a comprehensive “know how” solution.

•	Tax & Accounting delivered a strong performance in 2013 and grew revenues 9% (5% organically). Tax & Accounting’s global market segments continue to expand.

•
Intellectual Property & Science also had a strong performance in 2013 and grew revenues 11% (4% organically), driven by the launch of the unified Cortellis platform in Life Sciences and by the MarkMonitor acquisition in IP Solutions.

Overall, our “growth” businesses, which represented just over 50% of our total revenues in 2013, grew 9% in the aggregate. We define our growth businesses as everything other than financial desktops and our U.S. core legal research and print businesses. However, that strong performance was offset by challenging market conditions.

_________________________
(1)
These and other non-International Financial Reporting Standards (IFRS) financial measures are defined and reconciled to the most directly comparable IFRS measures in the Management’s Discussion and Analysis section of this annual report. Additional information is provided in Appendix B of Management’s Discussion and Analysis.

(2)
In 2013, adjusted EBITDA and underlying operating profit were impacted by $357 million and $372 million of charges, respectively. Our Outlook communicated in February 2013 included approximately $100 million of these charges.

(3)	Results provided on this basis are consistent with our 2013 Outlook.

Thomson Reuters Annual Report 2013

2014 PRIORITIES

Our key priorities for 2014 are to:

•	transform from a portfolio company to an enterprise model and realize more benefits from simplification and greater scale;

•	shift our growth focus toward organic initiatives (rather than acquisitions), with greater emphasis on innovation and investing organically in high-growth opportunities; and

•	deliver strong and consistent cash flow, enabling us to reinvest in our growth businesses while returning capital to our shareholders both through dividends and share repurchases.

THREE-YEAR OVERVIEW

The table below provides a three-year overview of our business.

Three-Year Overview
2011
•  We continued to invest through a challenging economic cycle
•  We completed 39 acquisitions, investing in faster growing international markets, with a particular emphasis on rapidly developing economies such as Brazil
•  We realigned our sales force more closely with our markets, customers and products
•  We completed our Reuters integration programs

2012
•  2012 was a year of change for our company. Jim Smith became our new CEO and Stephane Bello became our new CFO. We also collapsed our divisional structure (which previously consisted of Markets and Professional) into a group of strategic business units with a single corporate center to support them
•  We completed 29 acquisitions to support higher growing market segments and adjacent market segments. We sold our Healthcare business, three Financial & Risk businesses and a Tax & Accounting business
•  We made further improvements in product quality, customer service and execution capabilities in our Financial & Risk business

2013
•  Financial & Risk continued its turnaround, with improvements in its execution capabilities
•  We launched a new transformation program designed to increase innovation, simplify our company and increase efficiencies
•  We refinanced debt, increased share repurchases and contributed early to key pension plans

Thomson Reuters Annual Report 2013

FINANCIAL & RISK

Financial & Risk provides critical news, information and analytics, enables transactions and brings together communities that allow trading, investing, financial and corporate professionals to connect. Financial & Risk also provides leading regulatory and operational risk management solutions.

We believe that Financial & Risk’s products and services help our customers generate superior returns, improve risk and compliance management, increase access to liquidity and create efficient, reliable capital markets.

As part of its plan to operate as a more integrated business unit, the segment now serves two customer segments – Financial and Risk. The Financial business includes our former Trading, Investors and Marketplaces units. Our Risk business consists of our former Governance, Risk & Compliance business along with the pricing and reference services businesses formerly in the Investors unit.

87% of Financial & Risk’s 2013 revenues were from recurring sources, with the remainder primarily from transactions. Financial & Risk customers access our information, analytics and trading communities through our desktop solutions, datafeeds and mobile applications across a wide range of devices. Approximately 45% of Financial & Risk’s 2013 revenues were derived from desktop products, with the remainder from sales of datafeeds, transactions and software.

FINANCIAL

The Financial business provides a broad and robust range of offerings to buy- and sell-side financial market professionals.

Financial & Risk’s flagship financial market desktop is Thomson Reuters Eikon. In 2013, we made significant advances and investments to Eikon, including advanced search and visualization, interactive maps and a wide range of new specialist content. Installed Eikon desktops totaled nearly 122,000 as of December 31, 2013 (nearly triple the number at the end of 2012). Financial & Risk also brings together financial market participants through Eikon Messaging, an instant messaging tool that facilitates industry-compliant messaging and the community needs of the financial markets and which has a membership of approximately 210,000 professionals.

Thomson Reuters Elektron is Financial’s high performance trading and data infrastructure which enables both our next generation real-time feeds and managed service solutions. Thomson Reuters Elektron delivers low latency feeds from more than 400 exchange-traded and OTC markets, along with analytics, platform and transactional connectivity to support financial workflow applications. These capabilities can be deployed at a customer location or delivered as a fully-managed service from any one of our co-location and proximity hosting sites around the world. During 2013, we expanded Elektron’s footprint with additional data centers and more real-time points of presence.

Our foreign exchange (FX) business operates electronic trading venues which provide access to liquidity in over-the-counter markets, trade execution and connections for market participants and communities of financial professionals worldwide. It also provides post-trade services globally, enabling banks, brokers and electronic marketplaces to seamlessly connect with their counterparties. In 2013, our FX business built on its acquisition of FXall and further strengthened its ability to support the buy-side and the interbank wholesale FX options community. In addition, in 2013, Financial launched a Swap Execution Facility (SEF) to provide customers with a consistent workflow for trading regulated FX products.

The Financial business also provides our buy-side and off-trading floor customers with information, analytics, workflow and technology solutions. These solutions enable effective decision-making, drive performance and help meet regulatory requirements for our customers in investment management, investment banking, wealth management and hedge funds. Offerings to these customers include global content sets for intelligent decision-making, such as fundamentals, estimates, economic indicators, ownership data, broker research and deals data. Our proprietary sources of content include I/B/E/S, Datastream, Lipper, StarMine, Extel, First Call, IFR and Reuters News.

Thomson Reuters Annual Report 2013

The following table provides information about Financial’s major brands.

Major Brands and Product Categories	Type of Product/Service	Target Customers
Thomson Reuters Eikon	Flagship desktop product providing pre-trade decision-making tools, news, real-time pricing, trading connectivity and collaboration tools	Investment professionals, salespeople, brokers, corporate treasurers and financial analysts
Thomson ONE	Integrated access to information, analytics and tools delivered within workspaces designed specifically for each target customer’s workflow
Portfolio managers, buy-side research analysts and associates, investment bankers, consultants, lawyers, private equity professionals, wealth management and high net worth professionals

Corporate customers, including strategy and research professionals, treasurers and finance professionals

Thomson Reuters Datastream	Sophisticated historical time-series analysis that enables the visualization of economic and asset class trends and relationships	Economists, strategists, portfolio managers and research analysts
Thomson Reuters Elektron	Flexible, high performance, cross asset data and trading infrastructure
Investment banks, asset managers, custodians, liquidity centers and depositories, hedge funds, prime brokers, proprietary traders, inter-dealer brokers, multilateral trading facilities (MTFs), central banks and fund administrators

Thomson Reuters Elektron Real Time	Next generation real-time datafeeds	Financial institutions
Thomson Reuters Enterprise Platform	Scalable and robust technology platforms that enable financial institutions to control real-time information flows	Financial institutions
Thomson Reuters Dealing	Peer-to-peer conversational trading product primarily related to FX and money markets	FX and money market traders, sales desks, hedge funds and voice brokers
Thomson Reuters Matching	Anonymous electronic FX trade matching system, providing trading in spot and forwards FX and prime brokerage capabilities	FX traders, sales desks and hedge funds
FXall	Global electronic platform for institutional foreign exchange trading with a broad suite of flexible execution tools, end-to-end workflow management and straight through processing	Active traders, asset managers, corporate treasurers, banks, broker/dealers and prime brokers
Tradeweb	Global electronic multi-dealer-to-customer marketplace for trading fixed income, derivatives and money market products which connects major investment banks with institutional customers	Institutional traders

COMPETITION

Our Financial business primarily competes with a wide range of large and specialist providers which include Bloomberg, FactSet, S&P/Capital IQ, SunGard Data Systems, S&P, IDC, Telekurs, Dow Jones, and large IT vendors, such as IBM. The FX business primarily competes with large inter-dealer brokers, such as ICAP’s EBS platform and other electronic communication networks (ECNs) such as Bloomberg. Tradeweb’s principal competitors include MarketAxess and Bloomberg. The Financial business also competes with single-dealer and multi-dealer portals.

Thomson Reuters Annual Report 2013

RISK

Our Risk business provides a comprehensive suite of solutions designed to help our customers address pricing and valuation, regulatory compliance, reputational risk controls and operational risk controls.

The Thomson Reuters Accelus suite combines powerful technology with trusted regulatory and risk intelligence to deliver integrated solutions to financial services and multinational institutions for global regulatory intelligence, financial crime prevention, anti-bribery, anti-money laundering and anti-corruption, know-your-customer and other enhanced due diligence, compliance management, internal audit, e-learning, risk management and board of director and disclosure services.

In 2013, Risk launched Thomson Reuters for FATCA (Foreign Account Tax Compliance Act), which brought together leading technology already widely used by organizations around the world to solve issues with regulatory compliance, tax documentation and tax reporting. The new solution enables organizations to identify, maintain and validate their customer records to assist in FATCA compliance.

The Risk business also provides independent, accurate and timely pricing information on fixed income derivatives instruments and loans.

The following table provides information about Risk’s major brands.

Major Brands	Type of Product/Service	Target Customers
Thomson Reuters Accelus	Information- and software-based governance, risk and compliance products and services which includes World-Check data	Corporate compliance, audit and risk management professionals, corporate and company secretaries, general counsels, business leaders, boards of directors and law firms
Thomson Reuters DataScope	Data delivery platform for non-streaming cross asset class content globally	Custodians, banks, insurance companies, fund administrators, pension firms, mutual funds, hedge funds, sovereign funds, underwriters, market makers, accounting firms and government institutions

COMPETITION

Risk’s products and services compete with a wide variety of global, regional and niche competitors. Risk’s compliance, audit and risk products primarily compete with Wolters Kluwer Compliance Resource Network, CCH Team Mate, Protiviti, BWise and MetricStream. In the financial crime and reputational risk market segment, key competitors include Dow Jones, LexisNexis and Actimize, while our corporate governance and disclosure products primarily compete with Diligent, BoardVantage, WebFilings and RR Donnelley. Risk’s pricing and reference services business primarily competes with Interactive Data, Bloomberg, McGraw-Hill Financial and a number of smaller asset pricing and reference data providers.

LEGAL

Legal is a leading provider of critical online and print information, decision support tools, software and services to support legal, investigation, business and government professionals around the world. Legal offers a broad range of products that utilize our electronic databases of legal, regulatory, news, public records and business information. In recent years, Legal has focused increasingly on a solutions orientation, creating connected workflow tools for its customers. Legal’s products, services and solutions include legal research solutions; software-based workflow solutions; compliance solutions; marketing, finance and operations software; and business development and legal process outsourcing services.

Legal is currently organized in three customer-focused businesses:

•	U.S. Law Firm Solutions;

•	Corporate, Government & Academic; and

•	Global Businesses.

Thomson Reuters Annual Report 2013

WestlawNext is Legal’s primary global online delivery platform. WestlawNext offers authoritative content, powerful search and research organization and team collaboration features and navigation tools that enable customers to find and share specific points of law, build tables of authorities and search for topically-related commentary. We believe this helps legal professionals work more efficiently and provide better service to their clients. WestlawNext also is available through an iPad application and a mobile site. Our legacy Westlaw product is now known as Westlaw Classic.

We provide localized versions of Westlaw for legal professionals in Australia, Canada, Chile, China, Hong Kong, India, Ireland, Japan, Malaysia, the Middle East, New Zealand, Spain, the United Kingdom and other countries. Legal also has online legal research services, some of which are sold under brand names other than Westlaw, in Argentina, Brazil, France, New Zealand, South Korea and the United Kingdom. Through Westlaw International, we offer our online products and services to customers in markets where we may not have an existing publishing presence or have not yet developed a fully customized Westlaw service.

In February 2013, Legal acquired Practical Law Company. Practical Law provides practical legal know-how, current awareness and workflow tools to law firms and corporate legal departments. Practical Law’s unique resources, such as its practice notes, standard documents, checklists and What’s Market tools, cover a wide variety of practice areas in the United States and the United Kingdom, such as commercial, corporate, employment, intellectual property, finance and litigation. We are integrating Practical Law into other Thomson Reuters workflow-based products as part of Legal’s broader legal solutions strategy.

Our Legal business also has products and services to support the client development and back office business functions of a law practice. These include online marketing and client development solutions for law firms, as well as integrated software applications to help professional service organizations with their financial and practice management, matter management, accounting and billing. Legal also provides customers in corporate legal departments with leading matter management, e-billing, legal analytics and legal process outsourcing services, as well as case management, document management, e-filing and collaboration tools for the courts.

Our Legal business provides a complete suite of litigation software, services, solutions and legal research tools that help lawyers work more efficiently and effectively during all phases of litigation, including case evaluation, document review, depositions, motion practice, expert witness selection and evaluation, and trial preparation.

Legal offers customers in law enforcement, law firms and legal departments, as well as other investigative professionals, a suite of research tools used to find information on people, assets and entities, drawing from publicly available information. This information can be integrated into customer and third-party applications to provide more efficient solutions for solving customers’ key challenges in areas such as fraud prevention and revenue recovery.

The following table provides information about Legal’s major brands.

Major Brands	Type of Product/Service	Target Customers
WestlawNext (U.S.) Westlaw Classic (U.S.) Sweet & Maxwell (U.K.) Carswell (Canada) Aranzadi (Spain) Brookers (New Zealand) La Ley (Argentina) Lawtel (U.K. and E.U.) Revista dos Tribunais (Brazil)	Legal, regulatory and compliance information-based products and services	Lawyers, law students, law librarians, corporate legal professionals, government agencies and trademark professionals
Practical Law	Legal know-how information and tools with embedded guidance from expert practitioners	Lawyers and other legal professionals
Elite 3E ProLaw eBillingHub MatterSphere LawSoft
Suite of integrated software applications that assist with business management functions, including financial and practice management, matter management, document and email management, accounting and billing, timekeeping and records management
Professional services organizations, lawyers, law firm finance and technology professionals
FindLaw Super Lawyers	Online legal directory, website creation and hosting services; law firm marketing solutions; peer rating services	Lawyers, legal professionals and consumers
Firm Central Thomson Reuters Concourse	Integrated software solutions enabling matter-centric workflow management	Lawyers and other legal professionals
West LegalEdcenter	Continuing legal education materials and seminars	Lawyers and legal professionals

Thomson Reuters Annual Report 2013

Major Brands	Type of Product/Service	Target Customers
Case Logistix Case Notebook Drafting Assistant Hosted Practice Solutions West km Thomson Reuters Expert Witness Services
Online research tools, case analysis software and deposition technology, as well as expert witness, document review and document retrieval services and drafting tools to support each stage of the litigation workflow
Lawyers, paralegals and courts
C-Track Court Case Management	Software suite to support e-filing, case management, and public access solutions for courts which can be integrated with other court applications	Judges, attorneys, court and law firm staff and general public
Thomson Reuters ProView	Professional grade e-reader platform	Lawyers and legal professionals globally
CLEAR PeopleMap	Public and proprietary records about individuals and companies with tools for immediately usable results	Fraud prevention and investigative professionals in government, law enforcement, law firms and businesses
Serengeti	Online matter management, e-billing and legal analytics services	Corporate counsel and law firm professionals
Pangea3	Legal process outsourcing services	Corporate counsel and law firm professionals

COMPETITION

Legal’s primary global competitors are Reed Elsevier (which operates LexisNexis) and Wolters Kluwer. Legal also competes with other companies that provide legal and regulatory information, including Bloomberg BNA, as well as practice and matter management software, client development and other services to support legal professionals.

TAX & ACCOUNTING

Tax & Accounting is a leading global provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Tax & Accounting’s businesses are:

•	Corporate, which provides a comprehensive suite of global and local tax compliance, workflow and data management software and services to corporations around the world;

•	Knowledge Solutions, which provides information, research and certified professional education tools for tax and accounting professionals;

•	Professional, which provides a suite of tax, accounting, audit, payroll, document management, and practice management software and services to accounting firms; and

•	Government, which provides integrated property tax management and land registry solutions.

In 2013, Tax & Accounting continued its growth and global expansion through new product introductions, product line extensions and the release of productivity-enhancing mobile tools. Tax & Accounting expanded its ONESOURCE offering by launching a mobile application to enable tax professionals to track the status of their e-filings from any mobile device. Tax & Accounting also launched a Checkpoint Pocket Assistant mobile application that includes a 2013 Tax Rate Guide, Individual Shared Responsibility Calculator and other tools for tax and accounting professionals to perform routine tasks from anywhere.

Thomson Reuters Annual Report 2013

The following table provides information about Tax & Accounting’s major brands.

Major Brands	Type of Product/Service	Target Customers
ONESOURCE
Comprehensive global tax compliance solution with local tax solutions in a growing number of countries to manage a company’s entire tax lifecycle. ONESOURCE software and services, which can be sold separately or as a suite, include solutions for tax planning, tax provision, tax compliance, transfer pricing, tax information reporting, trust, property, and overall tax workflow management and data management
Corporate tax departments of multinational and domestic corporations, accounting firms, financial institutions and tax authorities
Checkpoint	Integrated information solution delivering research, expert guidance, applications and workflow tools as well as primary sources and third party content providers	Accounting firms, corporate tax, finance and accounting departments, international trade professionals, law firms and governments
Checkpoint Learning	Online platform for continuing professional education and training, integrating global research, courses and certification with credit-tracking capability for individuals and firms	Accounting firms, corporate tax, finance and accounting departments
Checkpoint World	Online offering combining global research, news and guidance on international tax and accounting practices to effectively manage cross-border transactions	Accounting firms, corporate tax, finance and accounting departments of multinational corporations
CS Professional Suite
Integrated suite of software applications, including leading products such as UltraTax CS and Practice CS, that encompass every aspect of a professional accounting firm’s operations - from collecting customer data and posting finished tax returns to the overall management of the accounting practice
Small to medium accounting firms
Enterprise Suite	Solutions for tax preparation, engagement, practice management and document and workflow management, including GoSystem Tax RS and GoFileRoom	Large accounting firms
Digita	U.K. tax compliance and accounting software and services	Accounting firms, corporate tax, finance and accounting departments, law firms and governments
Aumentum (formerly Government Revenue Management)	Software and services that empower governments to manage revenue through automated land and property tax administration	National, state and local governments responsible for property registration, valuation, tax generation and collection

COMPETITION

Tax & Accounting’s primary competitor across all customer segments is Wolters Kluwer (which includes CCH). Other major competitors include Intuit in the professional software and services market segment and CORPTAX (owned by Corporation Services Company) in the corporate software and services market segment and Bloomberg BNA in the tax research market segment. Tax & Accounting also competes with other providers of software and services, including accounting firms and ERP vendors.

Thomson Reuters Annual Report 2013

INTELLECTUAL PROPERTY & SCIENCE

Our Intellectual Property & Science business provides comprehensive intellectual property (IP) and scientific information, decision support tools and services that enable governments, academia, publishers, corporations and law firms to discover, develop and deliver innovations.

Intellectual Property & Science is organized in three businesses:

•
IP Solutions, which provides patent, trademark and brand content and services that help corporate and legal IP professionals drive new growth opportunities, manage and protect IP assets and create maximum value from their IP portfolio;

•
Life Sciences, which helps accelerate pharmaceutical research and development by providing decision support information and analytics and professional services to pharmaceutical and biotechnology companies; and

•
Scientific & Scholarly Research, which fosters collaboration and enables scientific search and discovery by providing access to the world’s critical citation data, as well as benchmarking and analytics designed to maximize returns on research funding and tools to facilitate the peer-review and publishing process.

In 2013, Intellectual Property & Science continued its growth strategy with eight acquisitions. These acquisitions enhanced trademark and brand content and services, scientific research information system offerings and Thomson Reuters Cortellis content.

The following table provides information about Intellectual Property & Science’s major brands.

Major Brands	Type of Product/Service	Target Customers
Thomson IP Manager	Enterprise-level, configurable intellectual asset management solution for patents, trademarks, licensing agreements, invention disclosures and IP matters	Business executives, IP portfolio managers, docketing administrators, IP counsel, attorneys, paralegals and licensing executives
Thomson Innovation	Leading patent intelligence and collaboration platform with comprehensive content, powerful analysis and visualization tools and market insight	IP counsel, attorneys, information professionals, heads of research and development, licensing executives, business strategists, business intelligence analysts and M&A executives
MarkMonitor	Online brand protection solutions: domain name management, anti-piracy, anti-fraud, anti-counterfeiting, and abating online brand abuse	Business executives, IP counsel, licensing executives, strategists, business developers and marketing executives
SERION	Suite of trademark research solutions within a web-based workflow environment for screening, searching and protecting brands globally	Trademark attorneys, paralegals, IP executives, marketing executives, name generators and competitive intelligence analysts in corporations and law firms
Web of Science	Trusted platform of scientific, technical and scholarly literature with leading science citation index	Scientists, researchers, scholars and librarians at government agencies, research institutions and universities
InCites	Integrated suite of scholarly research analytic solutions to evaluate and benchmark performance and impact	Academic and research institutions, governments, not-for-profits and funding agencies
EndNote	Research content solution for searching, collecting, organizing and sharing research	Researchers, scholarly writers, students and librarians
ScholarOne	Peer-review workflow solutions that streamline the submission, review, production, and publication processes	Publishers, organizations and associations

Thomson Reuters Annual Report 2013

Major Brands	Type of Product/Service	Target Customers
Thomson Reuters Cortellis	Integrated platform containing authoritative R&D drug pipeline information, patents, deals, company information, breaking industry news, conference coverage and global regulatory intelligence	Business development, licensing, investment and regulatory professionals at pharmaceutical and biotechnology companies
Thomson Reuters MetaCore	Integrated software suite for analysis of microarray, metabolic, proteomics, siRNA, microRNA and screening data	Scientists, biologists and researches at biotechnology and pharmaceutical companies

COMPETITION

Primary competitors of the IP Solutions business include Wolters Kluwer’s Corsearch, CPA Global, LexisNexis, CSC Global, Google Patents, Innography and patent office sites. Primary competitors of the Life Sciences business are Reed Elsevier, Wolters Kluwer, Informa and IMS. Primary competitors of the Scientific & Scholarly Research business are Reed Elsevier, Google Scholar, RefWorks, ProQuest, EBSCO and Aries.

GLOBAL GROWTH & OPERATIONS

Our Global Growth & Operations (GGO) organization works with our Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science businesses to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. We report financial results for GGO in our Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science businesses results. Geographic areas that GGO is focused on include Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations/North Asia, Russia and countries comprising the Commonwealth of Independent States (CIS) and Turkey. GGO also manages our nine global operations centers that provide services across Thomson Reuters.

REUTERS

Founded over 160 years ago and powered by more than 2,600 journalists reporting from nearly 200 locations around the world, our news has a reputation for speed, impartiality and insight. Reuters is dedicated to upholding the Thomson Reuters Trust Principles, and preserving independence, integrity and freedom from bias in the gathering and dissemination of information and news.

We provide exclusive interviews with business, political and economic leaders, in-depth coverage, agenda-setting commentary and analysis on company and industry trends, and other breaking news. In 2013, we delivered over two million unique news stories, nearly 900,000 news alerts, over 500,000 pictures/images and 100,000 video stories.

Primary competitors include the Associated Press, Agence France-Presse, Bloomberg and Dow Jones.

Thomson Reuters Annual Report 2013

OTHER BUSINESSES

From time to time, we sell businesses that are no longer aligned with our strategic focus. We provide information on the performance of these “Other Businesses” separately from our reportable segments. In 2013, we sold Financial & Risk’s Corporate Services business, and our 50% interest in the Omgeo business and Legal’s Law School Publishing business.

CORPORATE HEADQUARTERS

Our corporate headquarters seeks to foster a group-wide approach to management while allowing our business units sufficient operational flexibility to serve their customers effectively. The corporate headquarters’ primary areas of focus are strategy, capital allocation, technology infrastructure and talent management. The corporate headquarters is also responsible for overall direction on communications, investor relations, tax, accounting, finance, treasury and legal, and administers certain human resources services, such as employee compensation, benefits administration, share plans and training and development.

Our corporate headquarters are located in New York, New York with key corporate operations around the world, including in the United Kingdom, India, Eagan, Minnesota and Stamford, Connecticut.

TECHNOLOGY

Rapid innovations in how people access, consume, analyze and use data require us to focus on being innovative and agile, continuously evolving our products, services and company to better meet our customers’ needs.

We believe that the smart application of technology improves the relevance of information and speed of delivery to our customers. By leveraging the power of big data, using shared platforms and working across our business units, we are transforming the way we provide content. We recognize that our customers are increasingly expecting any time, any place, and any device access to information. To meet these needs, we continue to make investments in mobile solutions, while also expanding our use of the cloud.

In 2013, technology-related capital expenditures constituted approximately 92% of our total capital expenditures for the year. We made significant improvements to our underlying technology infrastructure, modernizing and standardizing our data centers and IT systems, while reducing costs associated with our internal systems. We continued to enhance our information security efforts, taking steps to safeguard our information and assets and those of our customers.

INTELLECTUAL PROPERTY

Many of our products and services are comprised of information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. Our principal IP assets include patents, trademarks, trade secrets, databases and copyrights in our content. We believe that our IP is sufficient to permit us to carry on our business as presently conducted. We also rely on confidentiality agreements to protect our rights. We continue to apply for and receive patents for our innovative technologies. Additionally, we continue to acquire patents through the acquisition of companies. We also obtain significant content and data through third party licensing arrangements with content providers. We have registered a number of website domain names in connection with our online operations.

RESEARCH AND DEVELOPMENT

Innovation is essential to our success and is one of our primary bases of competition.

We undertake significant R&D which is then incorporated into our products, services and technology. Our R&D team includes research scientists and software developers with backgrounds in mathematics, linguistics, psychology, computer science and artificial intelligence.

We have filed a number of patents on topics such as system ranking, information storage, data mining, information patterns, forecasting, valuation and routing trade orders. We have also published academic papers on topics such as machine learning algorithms and information retrieval. In addition to a dedicated corporate R&D team, our business units also use innovative technology to develop products and services.

SALES AND MARKETING

We primarily sell our products and services directly to our customers. In addition, we have been successful in selling some of our products and services online directly to customers. Focusing some of our marketing and sales efforts online has allowed us to broaden our range of customers and reduce sales and marketing costs.

Thomson Reuters Annual Report 2013

CORPORATE RESPONSIBILITY

Corporate Responsibility (CR) is an integral part of the way we do business. In 2013, we made CR more relevant by realigning our focus areas to better manage and report on our programs. These key focus areas are: citizenship (our role and responsibility to our communities and the environment), our workplace (employees) and the marketplace (customers, suppliers and investors). These focus areas allow us to define our responses to global standards and charters in ways that are meaningful to our business and reflective of our commitments to our stakeholders. We report on our progress in our annual global CR report, which we post on www.thomsonreuters.com.

CITIZENSHIP

In 2013, our employees volunteered over 91,000 hours, exceeding our corporate target of 80,000 hours and more than doubling the 35,000 hours recorded in 2012. We also recognize and reward employee community service efforts through our Community Champion Awards program with company donations to support personal charitable initiatives across the globe. We have continued to develop and enhance our internal philanthropy platform, My Community, which offers our employees access to our matching gifts, volunteering and employee giving programs.

The Thomson Reuters Foundation, a not-for-profit organization supported by our company, leverages skills and expertise across our organization to increase trust in, and access to, the rule of law, saving lives through the provision of trusted information and improving standards of journalism. Additional information on their work can be found at www.trust.org.

We seek to operate our data centers and global real estate portfolio as efficiently as possible. Over recent years, we have made significant steps to manage our carbon footprint as a business.

WORKPLACE

Our business is founded on integrity, independence and freedom from bias which is codified through the Thomson Reuters Trust Principles and complemented by our Code of Business Conduct and Ethics alongside our anti-bribery and anti-corruption policy. All of our employees are required to acknowledge our Code of Business Conduct and Ethics, which reflects our values as a company and our approach to doing business. Additionally, our commitment to diversity and inclusion is a core business focus in how we develop and recruit talent and further enhance our performance as a company.

MARKETPLACE

We have a Supply Chain Ethical Code that is designed to ensure that our suppliers and vendors meet a specified set of standards. The code reflects anti-bribery and anti-corruption legislation and additional suppliers have agreed to comply with the code in operating their businesses and providing services to us. We also provide a number of products and services across our business operations which support our CR focus as well as our website sustainability.thomsonreuters.com, which brings together our work advising decision makers in the professional and business communities.

ACQUISITIONS AND DISPOSITIONS

During the last three years, we made a number of tactical acquisitions which complemented our existing businesses. For many of these acquisitions, we purchased information or a service that we integrated into our operations to broaden the range of our offerings. We have also directed our acquisition spending to broadening our product and service offerings in higher growth market segments and executing our global growth strategy, particularly in rapidly developing economies. Key tactical acquisitions in 2013 included Practical Law Company in Legal and T. Global in Tax & Accounting.

In connection with our increased focus on organic growth, we expect our acquisition activity in 2014 will be more modest than in the last three years.

In addition, as part of our continuing strategy to optimize our portfolio of businesses and ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we also sold a number of businesses during the last three years. In 2013, we sold Financial & Risk’s Corporate Services business, our 50% interest in the Omgeo business and Legal’s Law School Publishing business. For more information on acquisitions and dispositions that we made in the last three years, please see the “Management’s Discussion and Analysis” section of this annual report.

Thomson Reuters Annual Report 2013

EMPLOYEES

The following table sets forth information about our employees as of December 31, 2013.

Thomson Reuters	57,800
Americas	27,000
Europe, Middle East and Africa	12,400
Asia	18,400

Financial & Risk	19,000
Legal	10,500
Intellectual Property & Science	3,000
Tax & Accounting	4,900
Global Growth & Operations	7,400
Reuters	2,900
Corporate headquarters	10,100

We believe that we generally have good relations with our employees, unions and work councils, although we have had disputes from time to time with the various unions that represent some of our employees. Our senior management team is committed to maintaining good relations with our employees, unions and works councils.

PROPERTIES AND FACILITIES

We own and lease office space and facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes. The following table provides summary information about our principal properties as of December 31, 2013.

Facility	Approx. sq. ft.	Owned/Leased	Principal use
610 Opperman Drive, Eagan, Minnesota	2,792,000	Owned	Legal headquarters and operating facilities
3 Times Square, New York, New York	512,300	Owned/Leased2	Thomson Reuters headquarters and Financial & Risk operating facilities
Technopolis Bangalore, India	455,500	Leased	Financial & Risk operating facilities
2395 Midway Road, Carrollton, Texas	409,150	Owned	Tax & Accounting headquarters and operating facilities
195 Broadway, New York, New York	292,900	Leased	Financial & Risk and Tax & Accounting offices
Geneva, Switzerland	291,160	Owned	Financial & Risk operating facilities
Canary Wharf, London, United Kingdom	282,700	Leased	Financial & Risk operating facilities
Blackwall Yard, London, United Kingdom	240,000	Owned	Financial & Risk Dockland’s Technical Center
RMZ Infinity, Bangalore, India	215,800	Leased	Financial & Risk operating facilities
Boston, Massachusetts1	213,770	Leased	Financial & Risk operating facilities

1	Consists of three addresses.

2
We lease this facility from 3XSQ Associates, an entity owned by one of our subsidiaries and Rudin Times Square Associates LLC. 3XSQ Associates was formed to build and operate the 3 Times Square property and building in New York, New York that serves as our corporate headquarters. 512,300 sq. ft. represents the net amount of office space that we currently physically occupy. The main lease covers a total of 688,000 sq. ft., with an additional 30,500 sq. ft. that we occupy under sub-lease. Under the main lease, 192,400 sq. ft. has been sub-leased.

Thomson Reuters Annual Report 2013

RISK FACTORS

The risks and uncertainties below represent the risks that our management believes are material. If any of the events or developments discussed below actually occurs, our business, financial condition or results of operations could be adversely affected. Other factors not presently known to us or that we presently believe are not material could also affect our future business and operations.

We may be adversely affected by uncertainty and future downturns in the markets that we serve, in particular in the financial services and legal industries.

Our performance depends on the financial health and strength of our customers, which in turn is dependent on the general economies in North America, Europe, Asia Pacific and Latin America. In 2013, we derived approximately 80% of our ongoing business revenues from our financial and legal businesses.

The economic environment in 2013 for our businesses continued to be challenging. The continued slow pace of economic recovery in the United States and slowing economic conditions in parts of Asia and Latin America could negatively impact our financial results by reducing our revenues. These global challenges have also impacted governments which rely on individuals and companies for taxes and other revenues. In addition, there is significant focus in the United States on the overall reduction in federal government spending, which may reduce demand for our products, services and solutions from organizations that receive funding from the U.S. government and could negatively affect macroeconomic conditions in the United States, which could further reduce demand for our products, services and solutions. Unemployment and underemployment in many parts of the world continue to experience high rates.

In 2013, this uncertainty in global economic and market conditions continued to cause disruptions and volatility worldwide, particularly in the financial services industry. The financial services industry remains challenged with heightened regulatory scrutiny, increasing capital requirements, lower transaction volumes in certain markets and asset classes, consolidation among firms and low overall anticipated market growth. In 2013, the combination of these factors continued to put intense pressure on financial institutions’ profitability and returns, forcing many of them to reduce their staff. Continued global economic uncertainty and future downturns in the financial services industry in one or more of the countries in which we operate or significant trading market disruptions could adversely affect our Financial & Risk business.

Uncertain and changing economic conditions also continue to impact the legal industry. Larger law firms in particular have experienced lower revenue growth as corporate counsels continue to limit increases in billing rates and hours. This has caused a number of law firms to increase their focus on reducing costs.

Cost-cutting or reduced activity by any of our customer segments may decrease demand for some of our products and services. This could adversely affect our financial results by reducing our revenues, which could in turn reduce the profitability of some of our products and services. Cost-cutting by customers has also caused us to further simplify our organization and take additional steps beyond those we might otherwise take to optimize our own cost structure as a means to maintain or improve profitability.

We operate in highly competitive markets and may be adversely affected by this competition.

The markets for our information, services and news are highly competitive and are subject to rapid technological changes and evolving customer demands and needs. Many of our principal competitors are established companies that have substantial financial resources, recognized brands, technological expertise and market experience and these competitors sometimes have more established positions in certain product segments and geographic regions than we do. We also compete with smaller and sometimes newer companies, some of which may be able to adopt new or emerging technologies or address customer requirements more quickly than we can. We may also face increased competition from Internet service companies and search providers that could pose a threat to some of our businesses by providing more in-depth offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services.

Our competitors are also continuously enhancing and improving their products and services (such as by adding new content and functionalities), developing new products and services and investing in technology to better serve the needs of their existing customers and to attract new customers. Our competitors may also continue to acquire additional businesses in key sectors that will allow them to offer a broader array of products and services. Some of our competitors are also marketing their products as a lower cost alternative, though we believe that many of our customers continue to see the value reflected in our offerings that sometimes results in a higher price. As some of our competitors are able to offer products and services that may be viewed as more cost effective than ours or which may be seen as having greater functionality or performance than ours, the relative value of some of our products or services could be diminished. Some of our current or future products or services could also be rendered obsolete as a result of competitive offerings. Competition may require us to reduce the price of some of our products and services or make additional capital investments that would adversely affect profit margins. If we are unable or unwilling to do so, we may lose market share and our financial results may be adversely affected. In addition, some of our customers have in the past and may decide again to develop independently certain products and services that they obtain from us, including through the formation of consortia. To the extent that customers become more self-sufficient, demand for our products and services may be reduced. If we fail to compete effectively, our financial condition and results of operations could be adversely affected.

Thomson Reuters Annual Report 2013

If we are unable to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers, expand into new geographic markets and identify areas of higher growth, our ability to generate revenues may be adversely affected.

Our growth strategy involves developing new products, services, applications and functionalities to meet our customers’ needs and maintaining a strong position in the sectors that we serve. Over the last few years, we made significant investments in the development, promotion and improvement of our products, such as WestlawNext, Thomson Reuters Eikon and Thomson Reuters Elektron. We are also focused on investing in areas that we believe will provide us with the highest levels of growth over the long term. Examples of this focus over the last two years include our acquisitions of FXall (to connect the sell-side and buy-side in foreign exchange), Practical Law (to provide transactional lawyers with more know-how solutions) and T. Global (to provide trade management software and solutions to professionals across Latin America). As the information and news services industries continue to undergo rapid evolution, we must be able to anticipate and respond in a timely and cost effective manner to our customers’ needs, industry trends and technological changes in order to maintain and improve our competitiveness.

While we believe that in 2013 we continued to make significant progress improving the performance, stability and functionality of Thomson Reuters Eikon to address challenges related to its initial launch and development, if our Financial & Risk customers’ adoption rates for new products and services targeted to financial services professionals are lower than our expectations, our results of operations may be adversely affected.

Within our Legal business, while adoption rates for WestlawNext have been strong and we believe that lawyers recognize the product’s value, the law firm industry (particularly in the U.S.) continues to be challenging as law firms remain under pressure by their clients to control costs, including spending on legal research. As a result, we have experienced a slight decline in U.S. legal research revenues in the last three years. While we have been allocating greater amounts of capital to other parts of our Legal business that we believe present the highest growth opportunities, a further decline in our legal research revenues could adversely affect our results of operations.

Some of our businesses, in particular Legal and Intellectual Property & Science, continue to evolve towards becoming greater providers of solutions to our customers as part of an ongoing transformation from focusing primarily on providing data and information. These solutions often are designed to integrate our core information with software and workflow tools. While we believe that transitioning a greater part of our business to solutions will help us increase customer value, create growth, diversify business mix and differentiate us from competitors, operating a business with a greater percentage of solutions may result in lower profit margins.

In addition, we plan to grow by attracting new customers and continuing to expand into Asia, Latin America and the Middle East. As we expect to reduce our acquisition activity and focus on organic growth, it may take us a significant amount of time and expense to develop new products, services, applications and functionalities to meet needs of customers, attract new customers or expand into these markets. If we are unable to do so, our ability to generate revenues may be adversely affected.

Increased accessibility to free or relatively inexpensive information sources may reduce demand for our products and services.

In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and this trend is expected to continue. For example, some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost. In addition, several companies and organizations have made certain legal and financial information publicly available at no cost. “Open source” software that is available for free may also provide some functionality similar to that in some of our products.

Public sources of free or relatively inexpensive information may reduce demand for our products and services. Demand could also be reduced as a result of cost-cutting initiatives at certain companies and organizations. Although we believe our information is more valuable and enhanced through analysis, tools and applications that are embedded into customers’ workflows, our financial results may be adversely affected if our customers choose to use these public sources as a substitute for our products or services.

We rely heavily on network systems and the Internet and any failures or disruptions may adversely affect our ability to serve our customers.

Most of our products and services are delivered electronically and our customers depend on our ability to handle rapidly substantial quantities of data and transactions on computer-based networks and the continued capacity, reliability and security of our electronic delivery systems and websites and the Internet. A number of our customers also entrust us with storing and securing their own data and information.

Thomson Reuters Annual Report 2013

While we have dedicated resources who are responsible for maintaining appropriate levels of cybersecurity and we utilize third party technology to help protect our company against security breaches and cyber incidents, our measures may not be effective and our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions and any security breaches and cyber incidents could adversely affect our business. Any significant failure, compromise, cyber-breach or interruption of our systems, including operational services, loss of service from third parties, sabotage, break-ins, war, terrorist activities, human error, natural disaster, power or coding loss and computer viruses, could cause our systems to operate slowly or could interrupt service for periods of time. Any breach of data security caused by one of these events could also result in unintentional disclosure of, or unauthorized access to, customer, vendor, employee or other sensitive data or information, which could potentially result in additional costs to our company to enhance security or to respond to occurrences, lost sales, violations of privacy or other laws, penalties or litigation. Our reputation could also be damaged and customers could lose confidence in our security measures, which would harm our business. Any of these could have a material adverse effect on our business and results of operations. In the past, we have had some security breaches and cyber incidents as well as occasional system interruptions that have made some of our services or websites unavailable for a limited period of time, but none of these have been material to our business. In addition, while we have disaster recovery plans that include back-up facilities for our primary data centers, our systems are not always fully redundant and our disaster planning may not always be sufficient or effective. While we maintain what we believe is sufficient insurance coverage that may (subject to certain policy terms and conditions including self-insured deductibles) cover certain aspects of third party security and cyber risks and business interruption, such insurance coverage may not always cover all losses.

Our ability to effectively use the Internet may also be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. In addition, we are facing significant increases in our use of power and data storage. We may experience shortage of capacity and increased costs associated with such usage. These events may affect our ability to store, handle and deliver data and services to our customers.

From time to time, update rates of market data have increased. This can sometimes impact product and network performance. Factors that have significantly increased the market data update rates include the emergence of proprietary data feeds from other markets, high market volatility, decimalization, reductions in trade sizes resulting in more transactions, new derivative instruments, increased automatically-generated algorithmic and program trading, market fragmentation resulting in an increased number of trading venues, and multiple listings of options and other securities.

Changes in legislation and regulation pertaining to market structure and dissemination of market information may also increase update rates. While we continue to implement a number of capacity management initiatives, there can be no assurance that our company and our network providers will be able to accommodate accelerated growth of peak traffic volumes or avoid other failures or interruptions.

We generate a significant percentage of our revenues from recurring subscription-based arrangements, and our ability to maintain existing revenues and to generate higher revenues is dependent in part on maintaining a high renewal rate.

In 2013, 87% of our revenues were derived from subscriptions or similar contractual arrangements, which result in recurring revenues. Our revenues are supported by a relatively fixed cost base that is generally not impacted by fluctuations in revenues. Our subscription arrangements are most often for a term of one year or renew automatically under evergreen arrangements. With appropriate notice, however, certain arrangements are cancelable quarterly, particularly within our Financial & Risk business. In addition, the renewals of longer-term arrangements are often at the customer’s option. In order to maintain existing revenues and to generate higher revenues, we are dependent on a significant number of our customers to renew their arrangements with us. In our Legal, Intellectual Property & Science and Tax & Accounting business units, our customers have increasingly been seeking products and services delivered electronically and continue to migrate away from higher margin print products. In 2013, our Legal U.S. print-related revenues declined 6%. Our revenues could also be lower if a significant number of our customers renewed their arrangements with us, but reduced the amount of their spending.

We are dependent on third parties for data, information and other services.

We obtain significant data and information through licensing arrangements with content providers, some of which may be viewed as competitors. In addition, we rely on third party service providers for telecommunications and certain human resources administrative functions. Some providers may seek to increase fees for providing their proprietary content or services and others may not offer our company an opportunity to renew existing agreements. If we are unable to renegotiate commercially acceptable arrangements with these content or service providers or find substitutes or alternative sources of equivalent content or service, our business could be adversely affected. Our revenues and margins could also be reduced if some of our competitors obtained exclusive rights to provide or distribute certain types of data or information that was viewed as critical by our customers.

Thomson Reuters Annual Report 2013

We may be adversely affected by changes in legislation and regulation.

We may be impacted by legislative and regulatory changes that impact our customers’ industries, in particular customers of our Financial & Risk business. In 2010, the Dodd-Frank Act was adopted in the United States and similar laws and regulations may be adopted in the future in other countries. Legal and regulatory changes, including regulations to implement the Dodd-Frank Act, may impact how we provide products and services to our customers. In addition, the implementation of the European Market Infrastructure Regulation (EMIR) and the revision of the Markets in Financial Instruments Directive (MiFID II) may impact how we provide products and services to our Financial & Risk customers.

Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, may impose limits on our collection and use of certain kinds of information and our ability to communicate such information effectively to our customers. Laws relating to e-commerce, electronic and mobile communications, privacy and data protection, anti-money laundering, direct marketing and digital advertising and the use of public records have also become more prevalent in recent years. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us. Existing and proposed legislation and regulation, some of which may be conflicting on a global basis (such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws), may also increase our cost of doing business or require us to change some of our existing business practices. Although we have implemented policies and procedures that are designed to ensure compliance, we could be subject to fines or penalties as well as reputational harm for any violations.

In addition, changes in tax laws and/or uncertainty over their application and interpretation may adversely affect our results. Changes in tax laws or tax rulings may also adversely affect our effective tax rate or require adjustments to our previously filed tax returns, which if unfavorable, may adversely affect our results. We operate in many countries worldwide and our earnings are subject to taxation in many different jurisdictions and at different rates. We seek to organize our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. Tax laws that apply to our company may also be amended by the relevant authorities due to changes in fiscal circumstances or priorities. These types of amendments, or their application to our company, may adversely affect our results.

If we are unable to successfully adapt to organizational changes and effectively implement strategic initiatives, our reputation and results of operations could be impacted.

We experienced significant organizational changes over the last three years following the elimination of our two divisions and the restructuring of our business units. In January 2014, we had several senior leadership changes, including new Presidents for our Legal and Intellectual Property & Science businesses and our Global Growth & Operations unit. Throughout 2012 and 2013, we also realigned the salesforce for our Financial & Risk business to be closer to its customers, products and market segments. Our ability to successfully manage organizational changes is important for our future business success. In particular, our reputation and results of operations could be harmed if employee morale, engagement or productivity decline as a result of organizational changes.

Furthermore, we may not realize cost savings and synergies we expect to achieve from our current strategic initiatives due to a variety of risks, including, but not limited to, difficulties in integrating shared services with our business, higher than expected employee severance or retention costs, higher than expected overhead expenses, delays in the anticipated timing of activities related to our initiatives and other unexpected costs associated with operating our business. If we are unable to achieve the cost savings or synergies that we expect to achieve from our strategic initiatives, it could adversely affect our results.

If we do not continue to recruit, motivate and retain high quality management and key employees, we may not be able to execute our strategies.

The completion and execution of our strategies depends on our ability to continue to recruit, motivate and retain high quality management and employees across all of our businesses. We compete with many businesses that are seeking skilled individuals, including those with advanced technological abilities. Competition for professionals in our financial services and legal businesses in particular can be intense as other companies seek to enhance their positions in our market segments. In addition, our organizational changes could cause our employee attrition rate to increase. We may not be able to continue to identify or be successful in recruiting, motivating or retaining the appropriate qualified personnel for our businesses and this may adversely affect our ability to execute our strategies. As greater focus has been placed on executive compensation at public companies, in the future, we may be required to alter our compensation practices in ways that could adversely affect our ability to attract and retain talented employees.

Thomson Reuters Annual Report 2013

Operating globally involves challenges that we may not be able to meet and that may adversely affect our ability to grow.

We believe that there are advantages to operating globally, including a proportionately reduced exposure to the market developments of a single country or region. However, there are certain risks inherent in doing business globally which may adversely affect our business and ability to grow. These risks include difficulties in penetrating new markets due to established and entrenched competitors, difficulties in developing products and services that are tailored to the needs of local customers, lack of local acceptance or knowledge of our products and services, lack of recognition of our brands, unavailability of joint venture partners or local companies for acquisition, instability of international economies and governments, exposure to adverse government action in countries where we may conduct reporting activities, changes in laws and policies affecting trade and investment in other jurisdictions, and exposure to varying legal standards, including intellectual property protection laws. Adverse developments in any of these areas could cause our actual results to differ materially from expected results. Challenges associated with operating globally may increase for our company as we continue to expand into geographic areas that we believe present the highest growth opportunities. In 2013, approximately 43% of our revenues were derived outside of North America and we expect this percentage to increase in the future. As of December 31, 2013, approximately 60% of our employees were located outside of North America and 81% of our 2013 acquisition spending was outside of North America.

We may be unable to derive fully the anticipated benefits from our existing or future acquisitions, joint ventures, investments or dispositions.

Acquisitions and dispositions are an important part of our portfolio optimization strategy. In the last three years, we acquired 94 companies and sold 18 businesses. We expect acquisition and disposition activity to continue in the future, although we expect our acquisition activity to be more modest going forward.

Acquisitions have been an important part of our growth strategy over the last several years to expand and enhance our products, services and customer base and to enter new geographic areas. In the future, we may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to our company from a commercial perspective. In addition, competition for acquisitions in the industries in which we operate during recent years has escalated, and may increase costs of acquisitions or cause us to refrain from making certain acquisitions. We may also be subject to increasing regulatory scrutiny from competition and antitrust authorities in connection with acquisitions. Achieving the expected returns and synergies from existing and future acquisitions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our segments in an efficient and effective manner. We cannot assure you that we will be able to do so, or that our acquired businesses will perform at anticipated levels or that we will be able to obtain these synergies. Management resources may also be diverted from operating our existing businesses to certain acquisition integration challenges. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower. Our profit margins may also be lower, or diluted, following the acquisition of companies whose profit margins are less than those of our existing businesses. Acquisition spending may also reduce our earnings per share in certain periods.

We have also historically decided from time to time to dispose of assets or businesses that are no longer aligned with strategic objectives or our current business portfolio. We expend costs and management resources to complete divestitures. Any failures or delays in completing divestitures could have an adverse effect on our financial results and on our ability to execute our strategy.

Our brands and reputation are important company assets and are key to our ability to remain a trusted source of information and news.

The integrity of our brands and reputation is key to our ability to remain a trusted source of information and news and to attract and retain customers. Negative publicity regarding our company or actual, alleged or perceived issues regarding one of our products or services could harm our relationship with customers. Failure to protect our brands or a failure by our company to uphold the Thomson Reuters Trust Principles may adversely impact our credibility as a trusted supplier of content and may have a negative impact on our information and news business.

We may be required to take future impairment charges that would reduce our reported assets and earnings.

Goodwill and other identifiable intangible assets comprise a substantial portion of our total assets. We are required under IFRS to test our goodwill and identifiable intangible assets with indefinite lives for impairment on an annual basis. We also are required by IFRS to perform an interim or periodic review of our goodwill and all identifiable intangible assets if events or changes in circumstances indicate that impairment may have occurred. Impairment testing requires our company to make significant estimates about our future performance and cash flows, as well as other assumptions. Economic, legal, regulatory, competitive, contractual and other factors as well as changes in our company’s share price and market capitalization may affect these assumptions. If our testing indicates that impairment has occurred relative to current fair values, we may be required to record a non-cash impairment charge in the period the determination is made. Recognition of an impairment would reduce our reported assets and earnings.

Thomson Reuters Annual Report 2013

Our intellectual property rights may not be adequately protected, which may adversely affect our financial results.

Many of our products and services are based on information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. We rely on agreements with our customers and employees and patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in our products and services. Third parties may be able to copy, infringe or otherwise profit from our proprietary rights without authorization and the Internet may facilitate these activities. We also conduct business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. We cannot assure you that we have adequate protection of our intellectual property rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.

The intellectual property of an acquired business may also be an important component of the value that we agree to pay for such a business. However, such acquisitions are subject to the risks that the acquired business may not own the intellectual property that we believe we are acquiring, that the intellectual property is dependent upon licenses from third parties, that the acquired business infringes upon the intellectual property rights of others or that the technology does not have the acceptance in the marketplace that we anticipated. If we are not able to successfully integrate acquired businesses’ intellectual property rights, our financial results may be adversely affected.

Some of our competitors may also be able to develop new products or services that are similar to ours without infringing our intellectual property rights, which could adversely affect our financial condition and results of operations.

We operate in a litigious environment which may adversely affect our financial results.

We may become involved in legal actions and claims arising in the ordinary course of business, including litigation alleging infringement of intellectual property rights, employment matters, breach of contract and other commercial matters. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could result in changes to our products and business practices and could have a material adverse effect on our financial position and results of operations.

From time to time, we have been sued by other companies for allegedly violating their patents. We are significantly dependent on technology and the rights related to it, including rights in respect of business methods. This, combined with the recent proliferation of “business method patents” issued by the U.S. Patent Office, and the litigious environment that surrounds patents in general, has increased patent infringement litigation over the last few years. Increasingly, our company (as well as other companies) have experienced more alleged claims from third parties whose sole or primary business is to monetize patents. If an infringement suit against our company is successful, we may be required to compensate the third party bringing the suit either by paying a lump sum or ongoing license fees to be able to continue selling a particular product or service. This type of compensation could be significant, in addition to legal fees and other costs that we would incur defending such a claim. We might also be prevented or enjoined by a court from continuing to provide the affected product or service. We may also be required to defend or indemnify any customers who have been sued for allegedly infringing a third party’s patent in connection with using one of our products or services. Responding to intellectual property claims, regardless of the validity, can be time consuming for our technology personnel and management.

Antitrust/competition-related claims or investigations could result in changes to how we do business and could be costly.

We are subject to applicable antitrust and competition laws and regulations in the countries where we have operations. These laws and regulations seek to prevent and prohibit anti-competitive activity. From time to time, we may be subject to antitrust/competition-related claims and investigations. Following such a claim or investigation, we may be required to change the way that we offer a particular product or service and if we are found to have violated antitrust or competition laws or regulations, we may be subject to fines or penalties. Any antitrust or competition-related claim or investigation could be costly for our company in terms of time and expense and could have an adverse effect on our financial condition and results of operations.

Our credit ratings may be downgraded, which may impede our access to the debt markets or raise our borrowing rates.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. In October 2013, following our announcement of a new capital strategy, our long-term debt rating was downgraded by Moody’s and Standard & Poor’s, which increased our credit facility fee and borrowing costs. Any further downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

Thomson Reuters Annual Report 2013

Currency and interest rate fluctuations and either the reintroduction of individual currencies within the Eurozone or the dissolution of the Euro may have a significant impact on our reported revenues and earnings.

Our financial statements are expressed in U.S. dollars and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are not U.S. dollars. We receive revenues and incur expenses in many currencies and are thereby exposed to the impact of fluctuations in various currency rates. To the extent that these currency exposures are not hedged, exchange rate movements may cause fluctuations in our consolidated financial statements. As our operations outside of the U.S. continue to expand, we expect this trend to continue. In particular, we have exposure to the British pound sterling and the Euro. We mitigate this exposure by entering into exchange contracts to purchase or sell certain currencies in the future at fixed amounts. Because these instruments have not been designated as hedges for accounting purposes, changes in the fair value of these contracts are recognized through the income statement with no offsetting impact. In addition, if the foreign currency hedging markets are negatively affected by clearing and trade execution regulations imposed by the Dodd−Frank Act, the cost of hedging our foreign exchange exposure could increase.

We monitor the financial stability of the foreign countries in which we operate. Global markets continued to experience significant disruptions in 2013, and continuing volatility in Europe and Latin America could adversely affect our results. In particular, we continue to closely watch conditions in Europe relative to sovereign debt concerns. While our exposure to higher risk countries, such as Greece and Spain, is proportionately small relative to our European operations as a whole, currency and economic disruption stemming from other Eurozone countries could have a more significant impact on the economic environment. If economic conditions in Europe worsen, we expect there would be an adverse impact on our results as well as on our ability to collect trade receivables from our customers in the region. To mitigate risk of loss, we monitor the creditworthiness of our customers and have policies and procedures for trade receivables collection and global cash management to ensure adequate liquidity is available to us.

Substantially all of our non-U.S. dollar-denominated debt is in Canadian dollars and has been hedged into U.S. dollars. In addition, an increase in interest rates from current levels could adversely affect our results in future periods.

We have significant funding obligations for pension and post-retirement benefit arrangements that are affected by factors outside of our control.

We have significant funding obligations for various pension and other post-retirement benefit arrangements that are affected by factors outside of our control. In the fourth quarter of 2013, we contributed $500 million to some of our pension plans to pre-fund certain obligations. The valuations of material plans are determined by independent actuaries. Long-term rates of return for pension plans and post-retirement benefit arrangements are based on evaluations of historical investment returns and input from investment advisors. These valuations and rates of return require assumptions to be made in respect of future compensation levels, expected mortality, inflation, the expected long-term rate of return on the assets available to fund the plans, the expected social security costs and medical cost trends, along with the discount rate to measure obligations. These assumptions are reviewed annually. While we believe that these assumptions are appropriate given current economic conditions, significant differences in results or significant changes in assumptions may materially affect pension plan and post-retirement benefit obligations and related future expenses.

Woodbridge controls our company and is in a position to affect our governance and operations.

Woodbridge beneficially owned approximately 56% of our shares as of March 5, 2014. For so long as Woodbridge maintains its controlling interest in our company, it will generally be able to approve matters submitted to a majority vote of our shareholders without the consent of other shareholders, including, among other things, the election of our board. In addition, Woodbridge may be able to exercise a controlling influence over our business and affairs, the selection of our senior management, the acquisition or disposition of our assets, our access to capital markets, the payment of dividends and any change of control of our company, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for our shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our shares.

Changes in the tax residence of our company could cause us adverse tax consequences.

We expect our company will remain resident only in Canada for tax purposes. However, if our company were to cease to be resident solely in Canada for tax purposes (including as a result of changes in applicable laws or in Canadian regulatory practice), this could cause us adverse tax consequences.

Thomson Reuters Annual Report 2013

Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company and may be in a position to affect our governance and management.

Thomson Reuters Founders Share Company was established to safeguard the Thomson Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. The Founders Share Company holds a Thomson Reuters Founders Share in our company. The interest of the Founders Share Company in safeguarding the Trust Principles may conflict with our other business objectives, impose additional costs or burdens on us or otherwise affect the management and governance. In addition, the Founders Share enables the Founders Share Company to exercise extraordinary voting power to safeguard the Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters threaten the Trust Principles. As a result, the Founders Share Company may prevent a change of control (including by way of a take-over bid or similar transaction) of our company in the future. The effect of these rights of the Founders Share Company may be to limit the price that investors are willing to pay for our shares.

Thomson Reuters Annual Report 2013

THOMSON REUTERS CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of our financial condition and results of operations. We recommend that you read this in conjunction with our 2013 annual consolidated financial statements. This management’s discussion and analysis is dated as of March 5, 2014. This management's discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2014 outlook and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements and material risks associated with them, please see the “Cautionary Note Concerning Factors That May Affect Future Results” section of this management’s discussion and analysis.

We have organized our management’s discussion and analysis in the following key sections:
Page
• Overview – a brief discussion of our business	24
• Results of Operations – a comparison of our current and prior period results	28
• Liquidity and Capital Resources – a discussion of our cash flow and debt	49
• Outlook – our current financial outlook for 2014	57
• Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others	59
• Subsequent Events – a discussion of material events occurring after December 31, 2013 and through the date of this management’s discussion and analysis	60
• Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements	60
• Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	63
• Additional Information – other required disclosures	63
• Appendices – supplemental information and discussion	65

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This management’s discussion and analysis also includes certain non-IFRS financial measures which we use as supplemental indicators of our operating performance and financial position and for internal planning purposes.

References in this discussion to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. In addition, “bp” means “basis points” and “na” and “n/m” refer to “not applicable” and “not meaningful”, respectively. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

OVERVIEW

OUR COMPANY

We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. We deliver this must-have insight to the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization.

We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets. Within each of the market segments that we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

We are currently focused on:

•	Transforming from a portfolio company to an enterprise model to realize more benefits from simplification and greater scale;

•	Shifting our growth focus towards organic initiatives (rather than acquisitions), with greater emphasis on innovation and investing organically in high growth opportunities; and

•	Delivering strong and consistent cash flow growth to reinvest in our growth businesses while returning capital to our shareholders both through dividends and increased share repurchases.

Thomson Reuters Annual Report 2013

2013 RESULTS

We achieved our 2013 outlook, despite what continues to be a challenging environment in our two largest markets – legal and financial. The following table compares our 2013 performance to our outlook. Our 2013 performance below reflects the basis of presentation for our outlook and therefore excludes the impact of fourth-quarter charges and a pension contribution, each of which is discussed in this management’s discussion and analysis.

Financial Measure	2013 Outlook	2013 Performance (1)
Revenues from ongoing businesses	Grow low single digits (before currency)	2%	✓
Adjusted EBITDA margin	Between 26.0% and 27.0%	26.5%	✓
Underlying operating profit margin	Between 16.5% and 17.5%	17.2%	✓
Free cash flow	Between $1.7 billion and $1.8 billion	$1.7 billion	✓

Below are additional highlights from our full-year 2013 results.

(millions of U.S. dollars, except per share amounts)					Basis for 2013 Outlook: Excluding Q4 Charges and Pension Contribution (1)
Non-IFRS Financial Measures (2)	2013	2012	Change		2013	Change
Revenues from ongoing businesses	12,543	12,443	1%		12,543	1%
Revenue growth before currency			2%			2%
Adjusted EBITDA	3,070	3,310	(7%)		3,330	1%
Adjusted EBITDA margin	24.5%	26.6%	(210	)bp	26.5%	(10	)bp
Underlying operating profit	1,881	2,205	(15%)		2,156	(2%)
Underlying operating profit margin	15.0%	17.7%	(270	)bp	17.2%	(50	)bp
Adjusted earnings per share (EPS)	$1.54	$1.89	(19%)		$1.83	(3%)
Free cash flow	1,163	1,737	(33%)		1,690	(3%)
Free cash flow from ongoing businesses	1,098	1,516	(28%)		1,625	7%

The 2% increase in revenues from ongoing businesses before currency reflected a 3% contribution from acquisitions, offset by a 1% decline in existing businesses. Our Legal, Tax & Accounting and Intellectual Property & Science businesses collectively grew 6% and our Financial & Risk business declined 1%.

•
Financial & Risk continued its turnaround in 2013, with improvements in its execution capabilities. However, Financial & Risk’s revenue decline largely reflected the lag effect of cumulative negative net sales. Although still negative, net sales for the full year and the last six months of 2013 improved over 2012.

•
Legal’s revenues increased 3% due to a 4% contribution from acquisitions, notably Practical Law. Revenues from existing businesses declined 1% driven by a decline in U.S. print. Excluding U.S. print, revenues from existing businesses increased slightly.

•
Tax & Accounting revenues increased 9%, of which 5% was from existing businesses driven by the continued strength of our offerings and healthy conditions prevailing in the global tax and accounting market.

•	Intellectual Property & Science revenues increased 11% due to a 7% contribution from acquisitions as well as 4% growth from existing businesses reflecting growth in subscription revenues.

•
Our Global Growth & Operations (GGO) unit, which works across our businesses to combine our global capabilities, increased revenues 10%, of which 5% was from existing businesses. In 2013, GGO comprised about $1.1 billion of our company’s total revenues.

In October 2013, we announced that we planned to take a charge (primarily severance-related) of approximately $350 million, most of which would be reflected in fourth-quarter 2013 results, with a portion reflected in 2014. The aggregate amount of the charge is now expected to be approximately $395 million, $275 million of which was incurred in 2013 (with the remaining $120 million expected to be incurred in 2014). In October 2013, we also announced that we planned to make a pension contribution of approximately $500 million, which we completed in the fourth quarter of 2013.

Declines in adjusted EBITDA and underlying operating profit and the related margins reflected the fourth-quarter charges. Excluding these charges, adjusted EBITDA increased and the related margin slightly decreased, as lower costs offset the impact of lower revenues from existing businesses as well as severance charges incurred in the first nine months of the year. Underlying operating profit and the related margin (excluding and including the fourth-quarter charges) decreased due to the same factors that impacted adjusted EBITDA as well as higher depreciation and amortization expense. Adjusted EPS declined due to lower underlying operating profit.

Our free cash flow was impacted by the pension contribution and payments related to the fourth-quarter charges.

(1)	Refer to Appendix C for a reconciliation of our results including and excluding the fourth-quarter charge and pension contribution.

(2)	Refer to Appendix A for additional information on non-IFRS financial measures.

Thomson Reuters Annual Report 2013

2014 OUTLOOK

In February 2014, we issued a business outlook for 2014. We expect:

•	revenues to be comparable to 2013;

•	adjusted EBITDA margin to range between 26.0% and 27.0%;

•	underlying operating profit margin to range between 17.0% and 18.0%; and

•	free cash flow to range between $1.3 billion and $1.5 billion in 2014.

Our 2014 outlook includes the impact of $120 million of charges expected to be incurred this year. The free cash flow outlook for 2014 reflects the estimated cash impact of the charges incurred in 2013 and expected to be incurred in 2014, as well as the impact of the loss of free cash flow from disposals (approximately $375 million in the aggregate). Additional information is provided in the “Outlook” section of this management’s discussion and analysis.

REVENUE DYNAMICS

We derive revenues from a diverse customer base. Our largest customer in 2013 accounted for approximately 1% of our revenues from ongoing businesses. Below, we provide information regarding our 2013 revenues from ongoing businesses by media, type and geographic area.

By media. In 2013 and 2012, approximately 91% of our revenues were derived from information delivered electronically, software and services, with the remaining 9% derived from print. We deliver information electronically through the Internet, dedicated high-speed transmission lines to desktops and mobile devices, such as smartphones and tablets. Electronic delivery improves our ability to rapidly provide additional products and services to our existing customers and to access new customers around the world. In addition, our offerings often combine software and services as integrated solutions to better serve the workflow needs of our customers. We expect that most of our customers will continue to prefer electronic delivery and increasingly migrate from print, particularly as the number of professional knowledge workers increases and as rapidly developing economies increasingly incorporate technology into their workflows. The business mix of our products impacts our operating profit margins. Specifically, products delivered electronically typically have lower margins than our print products (which are primarily in our legal segment). While our solutions-based software and services also have high margins, they are traditionally lower than the margins of our print products and electronically delivered information.

By type. We derived approximately 87% of our 2013 and 2012 revenues from subscription or similar contractual arrangements, which most customers renew from year to year. Because a high proportion of our revenues are recurring, we believe that our revenue patterns are generally more stable compared to other business models that primarily involve the sale of products in discrete or one-off arrangements. However, this also means that there is often a lag in realizing the impact of current sales or cancellations in our reported revenues, as we recognize revenues over the term of the arrangement. Because of this lag effect, our revenues are typically slower to decline when economic conditions worsen, but are also often slower to return to growth when economic activity improves, as compared to other businesses that are not subscription-based. The majority of our subscription arrangements have a term of one year or renew automatically under evergreen arrangements. The remaining portion is largely for two or three year terms, after which the arrangement renews automatically or is renewable at the customer’s option. With appropriate notice, certain arrangements are cancelable quarterly, particularly within our financial services businesses. Renewal dates are spread over the course of the year. In the case of some of our subscription arrangements, we realize additional fees based upon usage. Recurring revenues for our financial services business include recoveries, which are low margin revenues we collect from customers and pass through to a third party provider, such as stock exchange fees.

Non-recurring revenues are principally comprised of transaction revenues from our Financial & Risk segment’s trading platforms and discrete sales, including sales of software, across all of our businesses. These revenues can fluctuate significantly from period to period and can also impact the comparability of operating profit margins.

By geography. In 2013, our revenues were 60% (2012 - 58%) from the Americas, 29% (2012 - 30%) from Europe, Middle East and Africa (EMEA) and 11% (2012 - 12%) from Asia Pacific. Our GGO organization partners with our strategic business units to focus on our global capabilities in countries and regions where we believe the greatest growth opportunities exist, including Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations/North Asia, Russia and countries comprising the Commonwealth of Independent States, and Turkey. Revenues from these geographic areas represented approximately 9% of our revenues in 2013, an increase of 1% from 2012. We expect our revenues from these GGO regions will increase at higher rates compared to more developed economies, as the GGO regions are expected to grow gross domestic product, the number of professionals, the rate of urbanization and the middle class at a comparably faster pace. As part of our globalization, we have brought our global portfolio of products to local markets as well as modified existing products and services for local markets at relatively low incremental cost. However, some products and services need specific development for local markets or industry segments. While this may require higher incremental costs and result in initially lower margins, we try to maximize our global and regional scale and shared technology assets to improve margins over time.

Thomson Reuters Annual Report 2013

EXPENSES

A majority of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable and our margins increase, and when our revenues decline, we become less profitable and our margins decrease. Our most significant operating expense is staff costs, which represented 56% of our total 2013 expenses (55% - 2012) and is comprised of salaries, bonuses, commissions, benefits, payroll taxes and equity-based compensation awards.

As we transform from a portfolio company to an enterprise model, we expect to reduce our expenses by simplifying our infrastructure and leveraging our scale. In connection with these initiatives, we recorded $372 million of charges ($275 million recorded in the fourth quarter), of which $357 million and $15 million were included in operating expenses and depreciation and amortization, respectively. The charges consisted primarily of severance to reduce our workforce within our Financial & Risk business. As we previously announced, in 2014 we expect to record additional charges of approximately $120 million for similar initiatives.

SEASONALITY

Our revenues and operating profits on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profits.

ACQUISITIONS

Acquisitions have historically played a key role in our strategy and generally have been tactical in nature.We completed 28 acquisitions in 2013 compared to 29 in 2012 and our acquisition spending in 2013 was approximately $1.2 billion, which was a slight decrease from 2012. In 2013, the majority of our acquisition spending was in the U.S. and Europe. However, we made several smaller acquisitions in Asia and Latin America which expanded our presence in rapidly developing economies. We focused our 2013 acquisition spending on entering higher growth market segments adjacent to existing segments of our business and expanding our global presence. In 2013, our acquisitions included Practical Law, a provider of legal know-how, current awareness and workflow solutions to law firms and corporate law departments.

In 2014, we intend to reduce our spending on acquisitions compared to the last few years and focus more on achieving growth from existing businesses. However,we plan to continue to make tactical acquisitions that strengthen our positions in key growth segments.

When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings and capabilities to achieve revenue growth. Generally, the businesses that we acquire initially have lower margins than our existing businesses, largely reflecting the costs of integration.

DISPOSITIONS

As part of our continuing strategy to optimize our portfolio of businesses and to ensure that we are investing in the parts of our business that offer the greatest opportunities to achieve higher growth and returns, we sell businesses from time to time that are not fundamental to our strategy. In 2013, our divestitures included Financial & Risk’s Corporate Services business and Financial & Risk’s 50% interest in Omgeo.

USE OF NON-IFRS FINANCIAL MEASURES

In addition to our results reported in accordance with IFRS, we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. These non-IFRS financial measures include:

•	Revenues from ongoing businesses;

•	Revenues at constant currency (before currency or revenues excluding the effects of foreign currency);

•	Underlying operating profit and the related margin;

•	Adjusted EBITDA and the related margin;

•	Adjusted EBITDA less capital expenditures and the related margin;

•	Adjusted earnings and adjusted earnings per share;

•	Net debt;

•	Free cash flow;

Thomson Reuters Annual Report 2013

•	Free cash flow from ongoing businesses; and

•	Return on invested capital.

We report non-IFRS financial measures as we believe their use provides more insight into and understanding of our performance. Refer to Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the sections of this management’s discussion and analysis entitled “Results of Operations”, “Liquidity and Capital Resources” and Appendices B and D for reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Within this management’s discussion and analysis, we discuss our results of operations on both an IFRS and non-IFRS basis. Both bases exclude discontinued operations and include the performance of acquired businesses from the date of purchase. Prior period amounts have been restated to reflect the retrospective application of amendments to IAS 19, Employee Benefits, and the adoption of IFRS 11, Joint Arrangements. See note 1 of our 2013 annual consolidated financial statements for information regarding changes in accounting policies.

Consolidated results

We discuss our consolidated results from continuing operations on an IFRS basis, as reported in our consolidated income statement. Additionally, we discuss our consolidated results on a non-IFRS basis using the measures described within the “Use of Non-IFRS Financial Measures” section. Among other adjustments, our non-IFRS revenue and profitability measures as well as free cash flow from ongoing businesses exclude Other Businesses, which is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

Segment results

We discuss the results of our four reportable segments as presented in our 2013 annual consolidated financial statements: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science.

We also provide information on “Corporate & Other” and “Other Businesses”. The items in these categories neither qualify as a component of another reportable segment nor as a separate reportable segment.

•
Corporate & Other includes expenses for corporate functions, certain share-based compensation costs and the Reuters News business, which is comprised of the Reuters News Agency and consumer publishing.

•
Other Businesses is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. The results of Other Businesses are not comparable from period to period as the composition of businesses changes due to the timing of completed divestitures.

Prior-period amounts have been reclassified to reflect the current presentation. See note 4 of our 2013 annual consolidated financial statements which includes a reconciliation of results from our reportable segments to consolidated results as reported in our consolidated income statement.

In analyzing our revenues from ongoing businesses, at both the consolidated and segment levels, we separately measure the effect of foreign currency changes. We separately measure both the revenue growth of existing businesses and the impact of acquired businesses on our revenue growth, on a constant currency basis.

Thomson Reuters Annual Report 2013

CONSOLIDATED RESULTS

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2013	2012	Change
IFRS Financial Measures
Revenues	12,702	13,132	(3%)
Operating profit	1,516	2,570	(41%)
Diluted earnings per share	$0.16	$2.39	(93%)

Non-IFRS Financial Measures
Revenues from ongoing businesses	12,543	12,443	1%
Adjusted EBITDA	3,070	3,310	(7%)
Adjusted EBITDA margin	24.5%	26.6%	(210	)bp
Adjusted EBITDA less capital expenditures	2,067	2,364	(13%)
Adjusted EBITDA less capital expenditures margin	16.5%	19.0%	(250	)bp
Underlying operating profit	1,881	2,205	(15%)
Underlying operating profit margin	15.0%	17.7%	(270	)bp
Adjusted earnings per share	$1.54	$1.89	(19%)

Foreign currency effects. With respect to the average foreign exchange rates that we use to report our results, the U.S. dollar strengthened against other currencies, including the British pound sterling and the Japanese yen, but weakened against the Euro in 2013 compared to 2012. Given our currency mix of revenues and expenses around the world, these fluctuations had a negative impact on our revenues in U.S. dollars, but positively impacted our adjusted EBITDA and underlying operating profit margins.

Revenues.
	Year ended December 31,			Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	12,543	12,443	(1%)	3%	2%	(1%)	1%
Other Businesses	159	689	n/m	n/m	n/m	n/m	n/m
Revenues	12,702	13,132	n/m	n/m	n/m	n/m	(3%)

Revenues from ongoing businesses increased on a constant currency basis. Revenues for our Legal, Tax & Accounting and Intellectual Property & Science segments, which increased 6% on a combined basis, were partially offset by a 1% decline in our Financial & Risk segment. Acquisitions contributed to revenue growth across all segments. Revenues from existing businesses decreased primarily due to the lag effect of cumulative negative net sales over the prior 12 months in our Financial & Risk segment as well as lower revenues in our Legal segment.

In 2013, our GGO organization comprised approximately 9% of our revenues and grew 10% on a constant currency basis (5% from existing businesses).

Thomson Reuters Annual Report 2013

Operating profit, underlying operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures.

	Year ended December 31,
(millions of U.S. dollars)	2013	2012	Change
Operating profit	1,516	2,570	(41%)
Adjustments to remove:
Amortization of other identifiable intangible assets	641	619
Fair value adjustments	(14)	36
Other operating gains, net	(198)	(883)
Operating profit from Other Businesses	(64)	(137)
Underlying operating profit	1,881	2,205	(15%)
Remove: depreciation and amortization of computer software (excluding Other Businesses)	1,189	1,105
Adjusted EBITDA(1)	3,070	3,310	(7%)
Remove: capital expenditures, less proceeds from disposals (excluding Other Businesses)	1,003	946
Adjusted EBITDA less capital expenditures(1)	2,067	2,364	(13%)

Underlying operating profit margin	15.0%	17.7%	(270	)bp
Adjusted EBITDA margin	24.5%	26.6%	(210	)bp
Adjusted EBITDA less capital expenditures margin	16.5%	19.0%	(250	)bp

(1)	See Appendix B for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Operating profit decreased in 2013 primarily because 2012 included significant gains from the sale of businesses, largely related to the sale of our Healthcare business. Additionally, 2013 reflected the impact of lower revenues from existing businesses as well as higher severance charges associated with our simplification initiatives. These initiatives, which will include another $120 million of charges in 2014, should generate benefits in 2014, and by 2015, we expect to generate approximately $300 million of annual cost savings from our aggregate simplification initiatives related to severance.

Adjusted EBITDA and the related margin decreased due to higher severance charges in 2013 associated with our simplification initiatives. The decline in underlying operating profit reflected these charges as well as higher depreciation and amortization primarily from recent product launches and acquisitions. Foreign currency increased adjusted EBITDA and underlying operating profit margins each by 20bp.

Adjusted EBITDA less capital expenditures and the related margin decreased primarily due to lower adjusted EBITDA as well as higher capital expenditures which reflected payments related to a large multi-year software contract incurred in 2013.

In 2013, adjusted EBITDA and underlying operating profit included $357 million and $372 million, respectively, of charges (largely severance) associated with simplification initiatives. Of these amounts, $260 million and $275 million, respectively, were incurred in the fourth quarter and, because of the timing of the actions, did not generate any material benefit within 2013. The remaining charges were incurred in the first nine months of the year, and as a result our 2013 performance benefited from the reduced costs generated from those actions. Therefore, we believe it is appropriate to note that excluding the fourth-quarter 2013 charges related to our simplification initiatives, adjusted EBITDA grew 1% and the related margin declined 10bp from 2012, while underlying operating profit declined 2% and the related margin declined 50bp. These more modest declines demonstrate that the impact of lower revenues from our existing businesses was mitigated by lower costs stemming from the earlier actions in connection with our simplification program.

Operating expenses.

	Year ended December 31,
(millions of U.S. dollars)	2013	2012	Change
Operating expenses	9,554	9,710	(2%)
Adjustments to remove:
Fair value adjustments(1)	14	(36)
Other Businesses	(95)	(541)
Operating expenses, excluding fair value adjustments and Other Businesses	9,473	9,133	4%

(1)
Fair value adjustments primarily represent non-cash accounting adjustments from the revaluation of embedded foreign exchange derivatives within certain customer contracts due to fluctuations in foreign exchange rates and mark-to-market adjustments from certain share-based awards.

Thomson Reuters Annual Report 2013

Operating expense, excluding fair value adjustments and Other Businesses, increased primarily due to higher severance charges associated with our simplification initiatives within our Financial & Risk segment, and higher expenses associated with newly acquired businesses. These increases were partly offset by cost reductions generated by severance actions taken earlier in the year and in 2012, as well as currency translation.

Depreciation and amortization.
	Year ended December 31,
(millions of U.S. dollars)	2013	2012	Change
Depreciation	416	425	(2%)
Amortization of computer software	773	691	12%
Subtotal	1,189	1,116	7%
Amortization of other identifiable intangible assets	641	619	4%

•
Depreciation and amortization of computer software on a combined basis increased, reflecting investments in products such as Thomson Reuters Eikon and Thomson Reuters Elektron, and the amortization of assets from recently acquired businesses.

•
Amortization of other identifiable intangible assets increased due to amortization from newly-acquired assets, which more than offset decreases from the completion of amortization for certain identifiable intangible assets acquired in previous years.

Other operating gains, net.

	Year ended December 31,
(millions of U.S. dollars)	2013	2012
Other operating gains, net	198	883

In 2013, other operating gains, net, were primarily comprised of a $136 million gain from the sale of our Corporate Services business, a $44 million gain from the sale of our 50% interest in Omgeo (see “Related Party Transactions”), and a $29 million gain from the sale of a Canadian wholly owned subsidiary to a company affiliated with Woodbridge (see “Related Party Transactions”), which were partially offset by $21 million of acquisition-related costs.

In 2012, other operating gains, net, were primarily comprised of gains from the sale of our Healthcare, Portia and the Trade and Risk Management businesses and pension settlements.

Net interest expense.

	Year ended December 31,
(millions of U.S. dollars)	2013	2012	Change
Net interest expense	460	453	2%

In both periods, over 95% of our long-term debt obligations paid interest at fixed rates (after swaps), so net interest expense was relatively unchanged.

Other finance (costs) income.

	Year ended December 31,
(millions of U.S. dollars)	2013	2012
Other finance (costs) income	(53)	40

In 2013, other finance costs included a loss of $35 million for premiums incurred for the early redemption of debt securities. See “Liquidity and Capital Resources - Cash Flow” for a discussion of our 2013 financing activities. Both years also included gains or losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements and gains or losses related to freestanding derivative instruments.

Share of post-tax earnings and impairment in equity method investments.

	Year ended December 31,
(millions of U.S. dollars)	2013	2012
Share of post-tax earnings and impairment in equity method investments	20	9

Our share of post-tax earnings in equity method investments included our former joint venture in Omgeo, a provider of trade management services, prior to its sale in the fourth quarter of 2013, and other equity method investments. Both 2013 and 2012 included an impairment of $5 million and $24 million, respectively, with respect to one equity method investee due to weaker than expected performance.

Thomson Reuters Annual Report 2013

Tax expense.

	Year ended December 31,
(millions of U.S. dollars)	2013	2012
Tax expense	(848)	(126)

Our effective income tax rate on earnings from continuing operations was 82.9% and 5.8% in 2013 and 2012, respectively. The comparability of our tax expense was impacted by various transactions and accounting adjustments during each period.

In 2013, we recorded tax charges of $836 million in connection with intercompany sales of certain technology and content assets between our wholly owned subsidiaries. These transactions are part of the consolidation of the ownership and management of our technology and content assets and are part of our simplification program. The intercompany gains that arose from these transactions were eliminated in consolidation. We recorded $604 million of these tax charges with an offsetting deferred tax liability, as the majority of the tax associated with these transactions is expected to be paid over the next seven years, in varying annual amounts, in conjunction with the repayment of interest-bearing notes that were issued as consideration in the transactions. We were not able to recognize deferred tax assets in the acquiring subsidiaries, principally because the tax basis is not deductible in those subsidiaries. Approximately $232 million of the tax charges were immediately payable, and therefore no deferred tax liability was established.

The following table sets forth significant components within income tax expense that impact comparability from period to period, including tax expense associated with items that are removed from adjusted earnings:

(Expense) benefit	Year ended December 31,
(millions of U.S. dollars)	2013	2012
Discrete tax items:
Consolidation of technology and content assets(1)	(836)	-
Uncertain tax positions(2)	23	175
Adjustments related to the prior-year(3)	-	42
Corporate tax rates(4)	15	27
Other(5)	25	10
Subtotal	(773)	254
Tax related to:
Sale of businesses(6)	(55)	(172)
Operating profit of Other Businesses	(16)	(35)
Fair value adjustments	5	5
Other items	2	(49)
Subtotal	(64)	(251)
Total	(837)	3

(1)	Relates to the consolidation of the ownership and management of our technology and content assets.

(2)	Relates to the reversal of tax reserves in connection with favorable developments regarding tax disputes.

(3)	Relates to changes in estimates identified during the preparation of our income tax returns.

(4)	Relates to the net reduction of deferred tax liabilities due to changes in corporate tax rates that were substantively enacted in certain jurisdictions.

(5)	Primarily relates to the recognition of deferred tax benefits in connection with acquisitions and disposals.

(6)
In 2013, primarily relates to the sales of the Corporate Services business and our 50% interest in Omgeo; in 2012, primarily relates to the sales of the Healthcare business and the Trade and Risk Management business.

Because the items described above impact the comparability of our tax expense for each year, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. Accordingly, in our calculation of adjusted earnings for 2013, we have removed the impact of the tax charges associated with the consolidation of technology and content assets. However, within our tax provision on adjusted earnings, we amortize the portion of the tax charges on the gains from sales for notes on a straight-line basis over the seven year period of the notes. We believe this treatment more appropriately reflects our tax position because these tax charges are an actual tax expense that we will have to pay, but the majority of the charges are expected to be paid over seven years, in varying annual amounts. In 2013, we included $76 million of tax expense associated with these transactions within our adjusted earnings. While we anticipate these transactions will be relatively neutral on a net cash tax basis over the near term, we expect that these transactions will produce ongoing benefits to more than offset the tax cost. Excluding these items, our 2013 tax expense on adjusted earnings was $87 million (2012 - $129 million). Our 2013 effective tax rate on adjusted earnings was 11.2% (2012 – 11.4%). For purposes of computing our effective tax rate on adjusted earnings, we deduct amortization of other identifiable intangible assets from adjusted earnings.

Thomson Reuters Annual Report 2013

The computation of our adjusted tax expense is set forth below:

(Expense) benefit	Year ended December 31,
(millions of U.S. dollars)	2013	2012
Tax expense	(848)	(126)
Remove: Items from above impacting comparability	837	(3)
Other adjustments:
Tax charge amortization(1)	(76)	-
Total tax expense on adjusted earnings	(87)	(129)

(1)	Relates to tax charges associated with the consolidation of the ownership and management of our technology and content assets which are amortized on a straight line basis over seven years.

On an IFRS basis (excluding the tax charge of $836 million in 2013) and on an adjusted earnings basis, our effective income tax rates in both years were lower than the Canadian corporate income tax rate of 26.4% due significantly to the lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. As a global company, our income taxes depend on the laws of numerous countries where we operate and the provisions of multiple income tax conventions between various countries in which we operate.

Because of the requirements of income tax accounting under IAS 12, Income Taxes, income tax expense can differ significantly from taxes paid in any reporting period. We paid income taxes from continuing operations on our worldwide business as follows:

Taxes paid	Year ended December 31,
(millions of U.S. dollars)	2013	2012
Taxes paid on operations	236	249
Taxes paid on sales of businesses	100	197
Total taxes paid	336	446

In 2013, the tax we paid on our operations was higher than our tax expense on our adjusted earnings. However, the tax we paid on our operations was lower than the tax expense we reported in our IFRS consolidated income statement, due to the tax charges associated with the consolidation of technology and content assets. As the majority of the taxes associated with those charges will be paid over the next seven years, in varying annual installments, we will amortize such tax in our adjusted earnings over that period. Typically, the tax we pay on our operations is higher than either the tax expense we report in our consolidated income statement or the tax expense we compute on our adjusted earnings. This difference arises principally because of accounting rules regarding the taxes related to non-deductible other identifiable intangible assets acquired through share acquisitions. Such taxes are not recorded in our consolidated income statement, as accounting rules require them to be recorded as a liability with an offset to goodwill.

Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our ability to maintain our effective tax rate will be dependent upon such laws and conventions remaining unchanged or favorable, as well as the geographic mix of our profits. See the section entitled “Contingencies” for further discussion of income tax liabilities.

Net earnings and earnings per share.

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2013	2012
Net earnings	185	2,042
Diluted earnings per share	$0.16	$2.39

Net earnings and the related per share amount decreased in 2013 principally due to lower operating profit and higher tax expense.

Thomson Reuters Annual Report 2013

Adjusted earnings and adjusted earnings per share.

	Year ended December 31,
(millions of U.S. dollars, except per share amounts and share data)	2013	2012	Change
Earnings attributable to common shareholders	137	1,989	(93%)
Adjustments to remove:
Operating profit from Other Businesses	(64)	(137)
Fair value adjustments	(14)	36
Other operating gains, net	(198)	(883)
Other finance costs (income)	53	(40)
Share of post-tax earnings and impairment in equity method investments	(20)	(9)
Tax on above items(1)	64	251
Discrete tax items(1)	773	(254)
Amortization of other identifiable intangible assets	641	619
Discontinued operations	(10)	(2)
Tax charge amortization(2)	(76)	-
Dividends declared on preference shares	(3)	(3)
Adjusted earnings	1,283	1,567	(18%)
Adjusted earnings per share (adjusted EPS)	$1.54	$1.89	(19%)
Diluted weighted-average common shares (millions)	831.0	829.6

(1)	See the “Tax expense” section above.

(2)	Reflects amortization of tax charges associated with the consolidation of technology and content assets. See the “Tax expense” section above.

Adjusted earnings and the related per share amounts decreased due to lower underlying operating profit partly offset by lower income taxes. Foreign currency had no impact on adjusted earnings per share compared to the prior year.

Excluding the charges for our simplification initiatives that we recorded in the fourth quarter of 2013, which did not benefit our performance because of the timing of the actions, adjusted earnings and adjusted earnings per share declined 3%, or $0.06 per share.

SEGMENT RESULTS

A discussion of the operating results of each of our reportable segments follows.

•
Results from the Reuters News business and Other Businesses are excluded from our reportable segments as they do not qualify as a component of our four reportable segments, nor as a separate reportable segment.

•	We use segment operating profit to measure the operating performance of our reportable segments.
o
The costs of centralized support services such as technology, news, real estate, accounting, procurement, legal and human resources are allocated to each segment based on usage or other applicable measures. However, technology and certain real estate assets associated with these allocations are not included within the reportable segments, but remain in Corporate and Other.

o
We define segment operating profit as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; (iv) corporate-related items; and (v) fair value adjustments. We use this measure because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our reportable segments.

o	We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.
o	Our definition of segment operating profit may not be comparable to that of other companies.
•
As a supplemental measure of segment operating performance, we add back depreciation and amortization of computer software to segment operating profit to arrive at each segment’s EBITDA and the related margin as a percentage of revenues. Refer to Appendix B for additional information.

Thomson Reuters Annual Report 2013

Financial & Risk

	Year ended December 31,			Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Trading	2,480	2,645	(6%)	-	(6%)	-	(6%)
Investors	2,142	2,168	(1%)	1%	-	(1%)	(1%)
Marketplaces	1,779	1,770	(3%)	5%	2%	(1%)	1%
Governance, Risk & Compliance (GRC)	247	219	10%	4%	14%	(1%)	13%
Revenues	6,648	6,802	(3%)	2%	(1%)	(1%)	(2%)
EBITDA	1,457	1,691					(14%)
EBITDA margin	21.9%	24.9%					(300)bp
Segment operating profit	816	1,082					(25%)
Segment operating profit margin	12.3%	15.9%					(360)bp

Revenues decreased on a constant currency basis as growth from acquired businesses was more than offset by a decline in revenues from existing businesses, which reflected the lag effect of cumulative negative net sales over the past 12 months. The decline in Trading was partially offset by growth in Marketplaces and GRC.

While Financial & Risk’s net sales were negative for the full year of 2013, they improved compared to 2012 net sales. Additionally, net sales in the last six months of 2013 improved compared to the same period in 2012. Our net sales performance in the fourth quarter of 2013 was the only period that did not improve over the comparable period in 2012. In 2014, we expect the gradually improving net sales trend to continue throughout most of the year despite challenging conditions facing the largest global banks, particularly in Europe. However, despite the improving trend in net sales in 2014, we expect negative revenue growth for Financial & Risk in 2014, due to the lag effect of net sales on our revenue because of our largely subscription-based model.

We made progress transforming our Financial & Risk business through the following activities:

•	We shut down legacy platforms and less profitable products.
o	This included the Bridge network, where users were migrated to Thomson Reuters Eikon and Thomson Reuters Elektron.

•	We nearly tripled the number of Thomson Reuters Eikon customers from December 31, 2012.
o
As of December 31, 2013, approximately 55% of Financial & Risk’s desktop revenue base had been upgraded to Thomson Reuters Eikon, which includes essentially all former Reuters 3000Xtra customers. The remaining 25% of desktop revenue scheduled to be upgraded to Thomson Reuters Eikon is expected to take place gradually over the next few years. We also launched Thomson Reuters Eikon 4.0 in February 2014.

•	We made significant progress reducing our cost structure within the Financial & Risk business.
o
Financial & Risk continued to reduce its workforce and recorded total charges of $251 million in connection with these initiatives in 2013, of which $178 million was incurred in the fourth quarter. These actions, particularly those taken in the first nine months of the year, produced benefits which mitigated the impact to segment operating profit from lower revenues from existing businesses.

Thomson Reuters Annual Report 2013

Results by type were:	2013 Revenues by Type

•  Subscription revenues decreased 3%, all from existing businesses, reflecting the impact of negative, but improved net sales. Thomson Reuters Eikon billed desktops grew to approximately 86,000 by December 31, 2013, an increase of 54,000 from December 31, 2012. The number of installed Thomson Reuters Eikon desktops increased to approximately 122,000 as of December 31, 2013, which included 36,000 customers who were using the product, but who were not yet cycled onto the billing system. The majority of these customers were cycled onto the billing system in January 2014.

•  Transaction revenues increased 11%, driven by the 2012 acquisition of FXall. Revenues from existing businesses were essentially unchanged.

•  Recoveries revenues (low-margin revenues that we collect and largely pass-through to a third party provider, such as stock exchange fees) decreased 4% due to declines in desktops as well as third party providers continuing to move to direct billing of customers.

•  Outright revenues, which are primarily discrete sales of software and services, represented a small portion of Financial & Risk’s revenues and increased 3%.

By geographic area, revenues increased 1% in the Americas due to the acquisition of FXall, partly offset by a 3% decline in existing businesses. Revenues decreased 3% in Europe, Middle East and Africa (EMEA) and decreased 1% in Asia Pacific.

Results by line of business were:

•
Trading revenues decreased 6%, all from existing businesses, due to negative net sales over the past 12 months resulting from desktop cancellations in Equities and Fixed Income, which was partially offset by growth in Elektron Managed Services.

•
Investors revenues were unchanged (1% decrease from existing businesses), as 7% growth in Enterprise Content driven by demand for pricing and reference data was offset by a decline in our Investment Management business.

•
Marketplaces revenues increased 2% (3% decrease from existing businesses) driven by the acquisition of FXall. The decline in revenues from existing businesses reflected lower transaction volumes resulting from reduced overall market activity, and desktop cancellations.

•	GRC revenues increased 14% (10% from existing businesses) due to strong sales growth and continued strong demand for regulatory and compliance products and services.

EBITDA, segment operating profit and the related margins decreased due to a decline in revenues from existing businesses and higher severance charges associated with our simplification initiatives. In 2013, adjusted EBITDA and underlying operating profit included $245 million and $251 million, respectively, of charges (largely severance) associated with simplification initiatives. Of these amounts, $172 million and $178 million, respectively, were incurred in the fourth quarter and, because of the timing of the actions, did not generate any benefit within 2013. The remaining charges were incurred in the first nine months of the year and, as a result, our 2013 performance benefited from the reduced costs generated from those actions. Therefore, we believe it is appropriate to note that excluding the fourth quarter 2013 charges related to our simplification initiatives, EBITDA decreased 4% and the related margin decreased 40bp and segment operating profit decreased 8% and the related margin decreased 90bp. These more modest declines demonstrate that the impact of lower revenues from our existing businesses was mitigated by lower costs stemming from the earlier actions in connection with our simplification program. Segment operating profit and the related margin was further impacted by an increase in depreciation and amortization primarily related to investments made in prior years.

Thomson Reuters Annual Report 2013

2014 Outlook

We believe that our Financial & Risk segment entered 2014 in a stronger position than 2013. Now that we have completed a major customer upgrade program, our sales team can focus on new sales. We expect that our improved products, better customer service and higher customer satisfaction will contribute to higher retention rates. Further, we expect to implement additional simplification initiatives which should continue to benefit our margins. However, in 2014, we also expect that our Financial & Risk segment will continue to face some headwinds. First, banks continue to be under pressure with higher capital constraints, increasing regulations and substantial fines levied, all of which are hindering their growth and returns. In particular, our global and European bank customers continue to reduce headcount and spend less on financial service offerings in response to this environment. Regulators continue to scrutinize the operating activities of banks and other market participants in the financial services industry. Uncertainty remains as to the reach and impact of major regulations, such as the Dodd-Frank Act and the Basel Accords. Navigating the ever-changing regulatory landscape has become an integral part of our business as a provider to the financial services industry. Second, negative net sales in 2013 are expected to result in negative revenue growth in 2014, as we experience the lag effect of our largely subscription based model. Finally, while we will continue with our ongoing platform and product rationalization programs, these programs, in combination with migrating customers to our new commercial offerings, are expected to result in the loss of some revenues as we strengthen our position and seek to increase market share while building a more profitable business.

In 2014, the Financial & Risk segment intends to focus on improving customer experience to increase retention, simplifying our commercial structure and targeting specific growth opportunities. The Financial & Risk segment will also focus on operational simplification to reduce costs. As we simplify our commercial and operating structure, we expect to incur further charges in 2014, which will be comprised largely of severance (the majority of the $120 million we expect to incur in 2014 will relate to Financial & Risk). Reflecting these initiatives, we have set an internal target for Financial & Risk to achieve an EBITDA margin approaching 30% in 2015.

Legal

	Year ended December 31,			Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	3,351	3,266	(1%)	4%	3%	-	3%
EBITDA	1,194	1,246					(4%)
EBITDA margin	35.6%	38.2%					(260)bp
Segment operating profit	903	967					(7%)
Segment operating profit margin	26.9%	29.6%					(270)bp

Revenues increased on a constant currency basis as contributions from acquired businesses more than offset a decline in existing businesses. The decline in existing businesses was primarily due to a 6% decrease in U.S. print, as well as a decrease in our business in Latin America. Excluding U.S. print revenue, revenues from existing businesses increased slightly from the prior year.

Results by type were:	2013 Revenues by Type

•  Subscription revenues increased 8% (2% from existing businesses) led by growth from the acquisition of Practical Law (formerly PLC). Growth from existing businesses reflected the mix of expanding sales in our newer lines of business, partly offset by a continued challenging core legal research market.

•  Transaction revenues decreased 5% (6% from existing businesses) primarily due to lower book sales in Latin America.

•  U.S. print revenues declined 6%, as customers continued to control discretionary spending. In 2013, U.S. print revenues were approximately 16% of our total Legal segment revenues compared to 24% in 2008.

Thomson Reuters Annual Report 2013

The following chart illustrates the growth dynamics and business mix in the Legal segment:

2013 Legal Revenues 3% constant currency revenue growth (billions of U.S. dollars)

Results by line of business were:

•
U.S. Law Firm Solutions revenues (53% of segment revenues) were essentially unchanged (1% decrease from existing businesses). Revenues from the Business of Law sub-segment increased 7% led by FindLaw and Elite, while research-related revenues, which include the U.S. print business, decreased 1%.

•
Corporate, Government & Academic revenues (24% of segment revenues) increased 1%, but revenues from existing businesses were essentially unchanged reflecting a 6% increase in Corporate revenues offset by a 3% decline in Government revenues, primarily related to print cancellations.

•
Global Businesses revenues (23% of segment revenues) increased 14% (1% decrease from existing businesses), primarily from the acquisition of Practical Law, which more than offset a 3% decline in Latin America revenues (10% decrease from existing businesses). In Latin America, where the business is transitioning from print to online, we are experiencing a slowdown in emerging market growth, which is impacting the legal publishing market. The revenue decline also reflected the implementation of a common order-to-cash system and new commercial policies in the region. We remain confident in the long-term growth prospects of our Latin American business.

The decreases in EBITDA, segment operating profit and the related margins reflected $37 million of charges associated with our simplification initiatives which were all incurred in the fourth quarter. Excluding the charges, which we expect to generate benefits in 2014, EBITDA decreased 1%, segment operating profit decreased 3% and the related margins decreased 150bp. Excluding the charges, the decline in EBITDA and segment operating profit were primarily due to the impact of lower revenues from our Latin America and core legal research businesses partly offset by improved profitability within our growth businesses and cost saving efforts. The decline in margins also reflected the dilutive impact of the Practical Law acquisition.

2014 Outlook

Law firms in developed economies remain under pressure to reduce costs as their customers, primarily corporate counsels, continue to limit increases in billing rates and hours. The U.S. legal market in particular remains challenging, reflecting lower demand from law firms for core legal research. Historically, law firms focused primarily on practicing law, but now they must increasingly focus on managing their organizations profitably and growing their practices. These evolving customer needs create opportunities for our non-research oriented businesses, such as FindLaw and Elite. These changes also present other opportunities, such as potential new markets and business models, but they also threaten to disrupt the existing legal services marketplace. We believe we are well positioned to exploit these trends with our solutions which integrate our research offerings with practical know-how and practice management tools.

We believe the decline in U.S. print revenues is structural and we expect our U.S. print business to continue to decline in the foreseeable future. However, the impact of the decline on our Legal segment results is expected to diminish over time as U.S. print should represent an increasingly smaller portion of our Legal business.

Thomson Reuters Annual Report 2013

In 2014, our Legal segment intends to continue to develop solutions that integrate our research, know-how and practice management offerings. We intend to leverage our 2013 acquisition of Practical Law in such initiatives. We are focused on how best to mitigate the decline in our print business by continuing to invest in our higher growth businesses such as FindLaw and Elite, which provide critical business development and back office capabilities for our customers. In this environment, Legal plans to carefully manage its costs. Despite the challenging market conditions, we expect Legal’s revenue growth to be positive in 2014 and that its EBITDA margin will be comparable to, or slightly below, the segment’s 2013 EBITDA margin.

Tax & Accounting

	Year ended December 31,			Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	1,243	1,161	5%	4%	9%	(2%)	7%
EBITDA	378	352					7%
EBITDA margin	30.4%	30.3%					10bp
Segment operating profit	257	238					8%
Segment operating profit margin	20.7%	20.5%					20bp

Revenues increased on a constant currency basis reflecting contributions from both existing and acquired businesses. Tax & Accounting achieved strong growth across each line of business, except for Government. This revenue growth reflected the strength of Tax & Accounting’s product offerings and demand in the global tax and accounting market. Recurring revenues, which comprise approximately 80% of the Tax & Accounting business, increased 10% (7% from existing businesses).

Results by line of business were:	2013 Revenues by Line of Business

•  Professional revenues from small, medium and large accounting firms increased 10%, all from existing businesses, primarily from our CS Professional Suite and Enterprise Suite solutions for accounting firms.

•  Knowledge Solutions revenues increased 6% (3% from existing businesses), primarily from growth in the U.S. Checkpoint business.

•  Corporate revenues increased 17% (9% from existing businesses), primarily from ONESOURCE software and services and strong growth of solutions revenue in Latin America.

•  Government revenues, which represent about 3% of Tax & Accounting revenues, declined 33%. We implemented several changes to the business, including the appointment of a new management team, which we expect will enable this business to improve in 2014.

EBITDA, segment operating profit and the related margins increased, despite $9 million of severance charges associated with our simplification initiatives which were incurred in the fourth quarter of 2013. Excluding the charges, EBITDA increased 10% and the related margin increased 80bp from the prior year, while segment operating profit increased 12% and related margin increased 90bp from the prior year. The increase in EBITDA, segment operating profit and the related margins were primarily driven by strong revenue growth.

2014 Outlook

In 2014, we believe that continued slow growth in developed economies will drive governments to look for ways to raise taxes, leading to changes in cross border tax rules and increased regulation and compliance burdens on corporations. Additionally, we expect increased globalization of companies, especially into rapidly developing economies, rapidly changing tax codes, and increased regulatory complexity around the world. The compliance challenges for taxpayers and tax collectors alike is expected to create heightened demand for technology solutions in corporate tax departments, which we believe will lead to a steady demand for our Tax & Accounting segment’s information, software and workflow solutions.

In response to these trends, Tax & Accounting’s key priorities in 2014 include new product development, value enhancements to existing products and evolving our sales processes to target specific growth opportunities. We also intend to continue our global expansion by investing in our SaaS (software as a service) platforms and tax compliance solutions.

Thomson Reuters Annual Report 2013

Intellectual Property & Science

	Year ended December 31,			Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	982	894	4%	7%	11%	(1%)	10%
EBITDA	304	303					-
EBITDA margin	31.0%	33.9%					(290)bp
Segment operating profit	225	235					(4%)
Segment operating profit margin	22.9%	26.3%					(340)bp

Revenues increased on a constant currency basis, reflecting contributions from both existing businesses and the acquisition of MarkMonitor. Subscription revenues, which represent approximately 75% of Intellectual Property & Science’s business, increased 12% (5% from existing businesses) and transaction revenues increased 6% (4% from existing businesses).

By line of business:	2013 Revenues by Line of Business

•  IP Solutions revenues increased 14% (2% from existing businesses) led by the acquisition of MarkMonitor. Revenues from existing businesses increased as growth from our Asset Management solution was partly offset by softness in our Innovation product revenues.

•  Scientific & Scholarly Research solutions revenues increased 7%, all from existing businesses, led by higher subscriptions and discrete sales for Web of Science products.

•  Life Sciences revenues increased 7%, all from existing businesses, which reflected an increase in Professional Services to pharmaceutical and biotechnology customers.

EBITDA increased slightly while segment operating profit and the related margins decreased reflecting the impact of $23 million of severance charges associated with our simplification initiatives, which were incurred in the fourth quarter of 2013. Excluding the charges, EBITDA increased 8% and related margin declined 60bp from the prior year while segment operating profit increased 6% and the related margin declined 100bp from the prior year. The decline in margins reflected the expected dilutive effect of the MarkMonitor acquisition.

2014 Outlook

We believe the challenging economic environment in developed economies will continue to pressure governments, academic institutions and corporations to limit spending for innovation, research and development and for the protection of brand and intellectual property. At the same time, across our Intellectual Property & Science businesses, competition is intensifying from traditional content providers, disruptive competitors offering new technology solutions and niche content and an increased number of free offerings. However, we believe that continued growth in global innovation driven by research and development investment, intellectual property rights and increasing global collaboration will sustain the need for our solutions and services across our Intellectual Property & Science businesses. We expect customers of our Intellectual Property & Science segment will seek integrated research solutions that improve productivity and simplify complex decision-making in order to accelerate innovation. As globalization continues to accelerate, we believe customers will seek offerings that support the assertion and protection of property rights. We also believe that the high quality of our content as well as improved usability and interoperability of our products will create opportunities for further penetration of our solutions into our customers’ workflows.

In 2014, the Intellectual Property & Science segment plans to continue to focus on new product innovation, aligning sales resources against high potential market opportunities, and driving efficiency by leveraging technology platforms across the business.

Corporate & Other

	Year ended December 31,
(millions of U.S. dollars)	2013	2012
Revenues - Reuters News	331	331

Reuters News	(17)	(22)
Core corporate expenses	(303)	(295)
Total	(320)	(317)

Thomson Reuters Annual Report 2013

Revenues from our Reuters News business were unchanged as an increase in Agency revenues was offset by unfavorable foreign currency. Before currency, revenues from our Reuters News business increased 2%.

Reuters News and core corporate expenses included $11 million and $17 million, respectively, of 2013 charges associated with our simplification initiatives, which were primarily severance-related and were incurred in the fourth quarter. Core corporate expenses were higher primarily due to the charges.

Other Businesses

“Other Businesses” is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. The results of Other Businesses are not comparable from period to period, as the composition of businesses changes as businesses are identified for sale or closure. Further fluctuations are caused by the timing of the sales or closures.

The most significant businesses in Other Businesses for the periods presented were:

Business	Status	Former segment	Description
Corporate Services	Sold – Q2 2013	Financial & Risk	A provider of tools and solutions that help companies communicate with investors and media
Healthcare	Sold – Q2 2012	Healthcare & Science	A provider of data analytics and performance benchmarking solutions and services to companies, government agencies and healthcare professionals
Trade and Risk Management	Sold – Q1 2012	Financial & Risk	A provider of risk management solutions to financial institutions, including banks, broker-dealers and hedge funds
Portia	Sold – Q2 2012	Financial & Risk	A provider of portfolio accounting and reporting applications
Property Tax Consulting	Sold – Q4 2012	Tax & Accounting	A provider of property tax outsourcing and compliance services in the U.S.

	Year ended December 31,
(millions of U.S. dollars)	2013	2012
Revenues	159	689
Operating profit	64	137

Review of Fourth Quarter Results

Consolidated Results

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts)	2013	2012	Change
IFRS Financial Measures
Revenues	3,278	3,364	(3%)
Operating profit	213	537	(60%)
Diluted (loss) earnings per share	$(0.43)	$0.42	n/m

Non-IFRS Financial Measures
Revenues from ongoing businesses	3,265	3,245	1%
Adjusted EBITDA	610	893	(32%)
Adjusted EBITDA margin	18.7%	27.5%	(880	)bp
Adjusted EBITDA less capital expenditures	357	647	(45%)
Adjusted EBITDA less capital expenditures margin	10.9%	19.9%	(900	)bp
Underlying operating profit	302	607	(50%)
Underlying operating profit margin	9.2%	18.7%	(950	)bp
Adjusted earnings per share	$0.21	$0.54	(61%)

Foreign currency effects. With respect to the average foreign exchange rates that we use to report our results, the U.S. dollar strengthened against the Japanese Yen and several other currencies, but weakened against the British pound sterling and the Euro in 2013 compared to 2012. Given our currency mix of revenues and expenses around the world, these fluctuations had no impact on our revenues in U.S. dollars, but positively impacted our adjusted EBITDA and underlying operating profit margins.

Thomson Reuters Annual Report 2013

Revenues.

	Three months ended December 31,			Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Trading	622	660	(5%)	-	(5%)	(1%)	(6%)
Investors	540	538	1%	-	1%	(1%)	-
Marketplaces	442	455	(4%)	2%	(2%)	(1%)	(3%)
Governance, Risk & Compliance (GRC)	69	61	8%	5%	13%	-	13%
Financial & Risk	1,673	1,714	(3%)	1%	(2%)	-	(2%)
Legal	868	858	(2%)	4%	2%	(1%)	1%
Tax & Accounting	368	339	7%	4%	11%	(2%)	9%
Intellectual Property & Science	275	250	9%	2%	11%	(1%)	10%
Corporate & Other (includes Reuters News)	86	87	-	-	-	(1%)	(1%)
Eliminations	(5)	(3)	n/m	n/m	n/m	n/m	n/m
Revenues from ongoing businesses	3,265	3,245	(1%)	2%	1%	-	1%
Other Businesses	13	119	n/m	n/m	n/m	n/m	n/m
Revenues	3,278	3,364	n/m	n/m	n/m	n/m	(3%)

Revenues from ongoing businesses increased in the fourth quarter of 2013 on a constant currency basis. Acquisitions contributed to revenue growth, more than offsetting a decline in revenues from existing businesses.

Segment Results

Financial & Risk

Revenues declined on a constant currency basis as growth from acquired businesses was more than offset by a decline in revenues from existing businesses, which reflected the impact of negative net sales as well as lower market-driven transaction volumes. The declines in Trading and Marketplaces were partially offset by growth in GRC and Investors.

Results by type were:

•	Subscription revenues decreased 2%, all from existing businesses, driven by the impact of negative net sales in 2013.

•
Transaction revenues increased 2%, but declined 4% from existing businesses, primarily due to the impact of lower foreign exchange and fixed income volumes, which were driven by market-related dynamics.

•	Recoveries revenues declined 5% due to declines in desktops as well as third party providers continuing to move to direct billing of customers.

•	Outright revenues, which represented only 3% of total Financial & Risk fourth-quarter revenues, declined 1% (3% decline from existing businesses).

Results by line of business were:

•	Trading revenues decreased 5%, all from existing businesses, primarily due to negative net sales resulting from desktop cancellations in Equities and Fixed Income.

•
Investors revenues increased 1%, all from existing businesses, led by 8% growth in Enterprise Content revenues and higher Banking & Research revenues, partly offset by declines in the Investment Management and Wealth Management businesses.

•
Marketplaces revenues decreased 2% (4% decline from existing businesses) primarily due to lower foreign exchange and fixed income transaction volumes resulting from reduced overall market activity, as well as desktop cancellations.

•	GRC revenues increased 13% (8% from existing businesses), due to strong sales growth and continued strong demand.

Thomson Reuters Annual Report 2013

Legal

Revenues increased due to contributions from acquired businesses which more than offset a decline in existing businesses. The decline in existing businesses was primarily due to a 5% decrease in U.S. print, as well as a decline in revenues from our print businesses in Latin America. Excluding the impact of U.S. print and our print businesses in Latin America, revenues grew 1% from existing businesses. Subscription revenues increased 7% (1% from existing businesses) reflecting the mix of expanding sales in our newer lines of business offset by a continued challenging core legal research market. Transaction revenues decreased 13% primarily due to lower book sales in Latin America.

Revenues by line of business were:

•
U.S. Law Firm Solutions revenues increased 1%, as increases in Business of Law (FindLaw and Elite) of 9% (7% from existing businesses) were partially offset by a 1% decline in Core Legal Research revenues.

•	Corporate, Government & Academic revenues increased 2% as growth in Corporate revenues were partly offset by a decline in government revenues.

•
Global businesses revenues increased 3% (9% decline from existing businesses), primarily from the acquisition of Practical Law, which more than offset a decrease in revenues from existing businesses in Latin America.

Tax & Accounting

Revenues increased reflecting contributions from both existing and acquired businesses driven by recurring revenue growth of 9% (7% from existing businesses) and transaction revenue growth of 18% (6% from existing businesses). Revenue growth reflected an 11% increase (all from existing businesses) from the Professional business, a 5% increase (2% from existing businesses) from Knowledge Solutions, a 17% increase (8% from existing businesses) from Corporate, and a 7% increase from Government (all from existing businesses).

Intellectual Property & Science

Revenues increased primarily from existing businesses reflecting an 8% increase in subscription revenues and a 15% increase in transaction revenues. Revenues from IP Solutions and Scientific & Scholarly Research increased 6% and 13%, respectively, all from existing businesses. Life Sciences grew 18% (16% from existing businesses).

Segment operating profit, EBITDA and related margins.

	Three months ended December 31,
(millions of U.S. dollars)	2013	2012	Change	Commentary
Financial & Risk
The decreases in EBITDA, segment operating profit and the related margins reflected $172 million and $178 million, respectively, of charges associated with our simplification initiatives. Excluding these charges, EBITDA and segment operating profit decreased 6% and 10%, respectively, and the related margins decreased 100bp and 140bp, respectively, due to the impact of lower revenues.

EBITDA	244	444	(45%)
EBITDA margin	14.6%	25.9%	(1,130)bp
Segment operating profit	81	289	(72%)
Segment operating profit margin	4.8%	16.9%	(1,210)bp
Legal
The decreases in EBITDA, segment operating profit and the related margins included $37 million of charges associated with our simplification initiatives. Excluding the charges, EBITDA and segment operating profit decreased 6% and 9%, respectively, and the related margins decreased 270bp and 300bp, respectively. The decreases were primarily due to the impact of lower revenues from existing businesses. The margin declines also reflected the dilutive impact of the Practical Law acquisition.

EBITDA	272	329	(17%)
EBITDA margin	31.3%	38.3%	(700)bp
Segment operating profit	199	259	(23%)
Segment operating profit margin	22.9%	30.2%	(730)bp
Tax & Accounting
EBITDA and segment operating profit increased slightly, while the related margins decreased reflecting $9 million of charges associated with our simplification initiatives. Excluding the charges, both EBITDA and segment operating profit increased 10% and the related margins increased 40bp and 50bp, respectively.

EBITDA	127	124	2%
EBITDA margin	34.5%	36.6%	(210)bp
Segment operating profit	97	96	1%
Segment operating profit margin	26.4%	28.3%	(190)bp

Thomson Reuters Annual Report 2013

	Three months ended December 31,
(millions of U.S. dollars)	2013	2012	Change	Commentary
Intellectual Property & Science
EBITDA, segment operating profit and the related margins decreased due to $23 million of charges associated with our simplification initiatives. Excluding the charges, EBITDA and segment operating profit both increased 17% and the related margins increased 200bp and 160bp, respectively. The increase in EBITDA and segment operating profit margins was primarily due to the impact of higher revenues more than offsetting the expected dilutive effect of the MarkMonitor acquisition.

EBITDA	75	84	(11%)
EBITDA margin	27.3%	33.6%	(630)bp
Segment operating profit	54	66	(18%)
Segment operating profit margin	19.6%	26.4%	(680)bp

Corporate & Other

	Three months ended December 31,
(millions of U.S. dollars)	2013	2012
Revenues - Reuters News	86	87

Reuters News	(9)	-
Core corporate expenses	(120)	(103)
Total	(129)	(103)

Revenues from our Reuters News business decreased slightly due to unfavorable foreign currency.

Reuters News and core corporate expenses included $11 million and $17 million, respectively, of fourth-quarter 2013 charges associated with our simplification initiatives, which were primarily severance. Core corporate expenses were higher primarily due to the charges.

Other Businesses

“Other Businesses” is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. The results of Other Businesses in 2012 primarily included the results of our Corporate Services business (sold in second quarter of 2013) and our Property Tax Consulting business (sold in the fourth quarter of 2012).

	Three months ended December 31,
(millions of U.S. dollars)	2013	2012
Revenues	13	119
Operating profit	3	24

Thomson Reuters Annual Report 2013

Operating profit, underlying operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures.

	Three months ended December 31,
(millions of U.S. dollars)	2013	2012	Change
Operating profit	213	537	(60%)
Adjustments to remove:
Amortization of other identifiable intangible assets	159	160
Fair value adjustments	7	15
Other operating gains, net	(74)	(81)
Operating profit from Other Businesses	(3)	(24)
Underlying operating profit	302	607	(50%)
Remove: depreciation and amortization of computer software (excluding Other Businesses)	308	286
Adjusted EBITDA(1)	610	893	(32%)
Remove: capital expenditures, less proceeds from disposals (excluding Other Businesses)	253	246
Adjusted EBITDA less capital expenditures(1)	357	647	(45%)

Underlying operating profit margin	9.2%	18.7%	(950	)bp
Adjusted EBITDA margin	18.7%	27.5%	(880	)bp
Adjusted EBITDA less capital expenditures margin	10.9%	19.9%	(900	)bp

(1)	See Appendix B for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Operating profit decreased in the fourth-quarter of 2013 primarily due to significant severance charges in connection with our simplification initiatives.

The decrease in adjusted EBITDA and the related margin also reflected the severance charges associated with our simplification initiatives. The decline in underlying operating profit was due to these charges as well as higher depreciation and amortization, primarily from recent product launches and acquisitions. Foreign currency increased adjusted EBITDA and underlying operating profit margins each by 50bp.

Adjusted EBITDA less capital expenditures and the related margin decreased primarily due to lower adjusted EBITDA and slightly higher capital expenditures.

In the fourth quarter of 2013, adjusted EBITDA and underlying operating profit included $260 million and $275 million of charges (largely severance) associated with simplification initiatives, respectively. Because of the timing of the actions, these charges did not generate any benefit within 2013. Therefore, we believe it is appropriate to note that excluding the fourth quarter 2013 charges related to our simplification initiatives, adjusted EBITDA declined 3% and the related margin declined 90bp, while underlying operating profit declined 5% and the related margin declined 100bp. These more modest declines demonstrate that the impact of lower revenues from our existing businesses was mitigated by lower costs stemming from the actions earlier in the year in connection with our simplification program.

Operating expenses.
	Three months ended December 31,
(millions of U.S. dollars)	2013	2012	Change
Operating expenses	2,672	2,461	9%
Adjustments to remove:
Fair value adjustments(1)	(7)	(15)
Other Businesses	(10)	(94)
Operating expenses, excluding fair value adjustments and Other Businesses	2,655	2,352	13%

(1)
Fair value adjustments primarily represent non-cash accounting adjustments from the revaluation of embedded foreign exchange derivatives within certain customer contracts due to fluctuations in foreign exchange rates and mark-to-market adjustments from certain share-based awards.

Operating expenses, excluding fair value adjustments and Other Businesses, increased principally due to charges, primarily severance, associated with our simplification initiatives and higher expenses associated with newly acquired businesses. These increases were partly offset by cost reductions generated by severance actions taken earlier in the year and in 2012, as well as currency translation.

Thomson Reuters Annual Report 2013

Depreciation and amortization.

	Three months ended December 31,
(millions of U.S. dollars)	2013	2012	Change
Depreciation	106	105	1%
Amortization of computer software	202	182	11%
Subtotal	308	287	7%
Amortization of other identifiable intangible assets	159	160	(1%)

•
Depreciation and amortization of computer software on a combined basis increased, reflecting investments in products such as Thomson Reuters Eikon and Thomson Reuters Elektron, and the amortization of assets from recently acquired businesses.

•
Amortization of other identifiable intangible assets decreased slightly reflecting decreases from the completion of amortization for certain identifiable intangible assets acquired in previous years, partially offset by increases due to amortization from newly-acquired assets.

Other operating gains, net.

	Three months ended December 31,
(millions of U.S. dollars)	2013	2012
Other operating gains, net	74	81

In the fourth quarter of 2013, other operating gains, net, were primarily comprised of gains from the sale of our 50% interest in Omgeo (see “Related Party Transactions”), and a gain from the sale of a Canadian wholly owned subsidiary to a company affiliated with Woodbridge (see “Related Party Transactions”). In the fourth quarter of 2012, other operating gains, net, primarily reflected a gain from pension settlements.

Net interest expense.

	Three months ended December 31,
(millions of U.S. dollars)	2013	2012	Change
Net interest expense	112	111	1%

Net interest expense was relatively unchanged as over 95% of our long-term debt obligations paid interest at fixed rates (after swaps).

Other finance (costs) income.

	Three months ended December 31,
(millions of U.S. dollars)	2013	2012
Other finance costs	(19)	(4)

In the fourth quarter of 2013, other finance costs included a loss of $35 million for premiums incurred for the early redemption of debt securities. See “Liquidity and Capital Resources - Cash Flow” for a discussion of our 2013 financing activities. Both periods also included gains or losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements and gains or losses related to freestanding derivative instruments.

Share of post-tax earnings and impairment in equity method investments.

	Three months ended December 31,
(millions of U.S. dollars)	2013	2012
Share of post-tax earnings and impairment in equity method investments	(4)	(14)

The 2012 period included our share of post-tax earnings from our former joint venture in Omgeo, which was sold in the fourth quarter of 2013. Both the fourth quarter of 2013 and 2012 included an impairment of $5 million and $24 million, respectively, with respect to one equity method investee due to weaker than expected performance.

Thomson Reuters Annual Report 2013

Tax expense.

	Three months ended December 31,
(millions of U.S. dollars)	2013	2012
Tax expense	(425)	(43)

The tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year. Tax expense for the fourth quarter of 2013 and 2012 included the following:

(Expense) benefit	Three months ended December 31,
(millions of U.S. dollars)	2013	2012
Discrete tax items:
Consolidation of technology and content assets(1)	(425)	-
Uncertain tax positions(2)	11	22
Corporate tax rates(3)	10	11
Other(4)	(2)	(3)
Subtotal	(406)	30
Tax related to:
Sale of businesses(5)	(29)	7
Operating profit of Other Businesses	(1)	(6)
Fair value adjustments	4	-
Other items	2	(37)
Subtotal	(24)	(36)
Total	(430)	(6)

(1)	Relates to the consolidation of the ownership and management of our technology and content assets.

(2)	Relates to the reversal of tax reserves in connection with favorable developments regarding tax disputes.

(3)	Relates to the net reduction of deferred tax liabilities due to changes in corporate tax rates that were substantively enacted in certain jurisdictions.

(4)	Primarily relates to the recognition of deferred tax benefits in connection with acquisitions and disposals.

(5)	In 2013, primarily relates to the sale of our 50% interest in Omgeo.

The computation of our adjusted tax expense is set forth below:

(Expense) benefit	Three months ended December 31,
(millions of U.S. dollars)	2013	2012
Tax expense	(425)	(43)
Remove: Items from above impacting comparability	430	6
Other adjustments:
Interim period effective tax rate normalization	(3)	8
Tax charge amortization(1)	(13)	-
Total tax expense on adjusted earnings	(11)	(29)

(1)	Relates to tax charges associated with the consolidation of the ownership and management of our technology and content assets which are amortized on a straight line basis over seven years.

Net (loss) earnings and per share amounts.

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts)	2013	2012
Net (loss) earnings	(343)	368
Diluted (loss) earnings per share	$(0.43)	$0.42

Net (loss) earnings and the related per share amount decreased in the fourth quarter of 2013 principally due to lower operating profit and higher tax expense.

Thomson Reuters Annual Report 2013

Adjusted earnings and adjusted earnings per share.

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts)	2013	2012	Change
(Loss) earnings attributable to common shareholders	(351)	352	n/m
Adjustments to remove:
Operating profit from Other Businesses	(3)	(24)
Fair value adjustments	7	15
Other operating gains, net	(74)	(81)
Other finance costs	19	4
Share of post-tax earnings and impairment in equity method investments	4	14
Tax on above items(1)	24	36
Discrete tax items(1)	406	(30)
Amortization of other identifiable intangible assets	159	160
Discontinued operations	(4)	(3)
Interim period effective tax rate normalization	(3)	8
Tax charge amortization(2)	(13)	-
Dividends declared on preference shares	(1)	(1)
Adjusted earnings	170	450	(62%)
Adjusted earnings per share (adjusted EPS)	$0.21	$0.54	(61%)
Diluted weighted-average common shares (millions)(3)	828.6	829.2

(1)	See the “Tax expense” section above.

(2)	Reflects amortization of tax charges associated with the consolidation of technology and content assets. See the “Tax expense” section above.

(3)	Refer to Appendix B for reconciliation of diluted weighted average common shares for the three months ended December 31, 2013.

Adjusted earnings and the related per share amounts decreased due to lower underlying operating profit partly offset by lower income taxes. Foreign currency positively impacted adjusted earnings per share by $0.02 compared to the prior-year period.

Excluding the fourth quarter 2013 charge of $275 million for our simplification initiatives, adjusted earnings and adjusted earnings per share declined 9%, or $0.05 per share.

Cash flow.

	Three months ended December 31,
(millions of U.S. dollars)	2013	2012	Change	Commentary
Net cash provided by operating activities	407	945	(538)	Decrease reflected pension contribution of $500 million and $27 million of cash payments associated with our simplification initiatives.
Net cash used in investing activities	(282)	(169)	(113)	Increase reflected higher acquisition spending, partially offset by the net disposal proceeds from Omgeo.
Net cash provided by (used in) financing activities	585	(242)	827	Change reflected net proceeds from our November 2013 debt issuances, partially offset by our repayment of notes and share repurchases.
Translation adjustments on cash and cash equivalents	(1)	(2)	1
Increase in cash and cash equivalents	709	532	177
Cash and cash equivalents at beginning of period	607	751	(144)
Cash and cash equivalents at end of period	1,316	1,283	33

Thomson Reuters Annual Report 2013

LIQUIDITY AND CAPITAL RESOURCES

We are in the process of transforming Thomson Reuters from a portfolio of businesses into an enterprise model. Our transformation includes operational efforts to simplify our business, better serve customers, drive revenue and margin growth and improve free cash flow. We plan to better leverage the scale of our assets, decrease our acquisition activity and focus on improving revenue growth from our existing businesses. Our capital strategy is aligned with recent changes to our business strategy.

Our disciplined capital management strategy remains focused on:

•	Growing free cash flow so that cash generated is balanced between reinvestment in the business and returns to shareholders; and

•	Maintaining a strong balance sheet, solid credit ratings and ample financial flexibility to support the execution of our business strategy.

In October 2013, we announced the following capital strategy developments as part of our third-quarter 2013 results:

•
Based on the demonstrated resiliency and stability of our free cash flow performance and our belief that our operational efforts to drive revenue and margin growth will continue to result in strong free cash flow generation, we modestly increased our leverage ratio target of net debt to EBITDA(1) from 2.0:1 to 2.5:1. We believe that we can still maintain a strong capital structure and a solid investment grade debt credit rating with slightly higher leverage, and that we can do so without compromising our strategy to grow our business.

•
We intend to continue our modest annual dividend increases in combination with higher repurchases of shares. We expect that this will gradually reduce the percentage of our free cash flow that we pay as dividends while increasing overall return to shareholders. Our target is to repurchase up to $1.0 billion of our shares from the October 2013 announcement through the end of 2014. Share repurchases are expected to be funded through lower acquisition spending as well as through a modest increase in our debt.

•	Although we intend to reduce our overall acquisition spending compared to the last few years, we plan to continue to make tactical acquisitions to strengthen our positions in key growth segments.

Our principal sources of liquidity are cash on hand, cash provided by our operations, our $2.0 billion commercial paper programs and our $2.5 billion credit facility. From time to time, we also issue debt securities. In 2013, proceeds from the disposal of businesses were also a source of liquidity. Our principal uses of cash in 2013 were for debt repayments, debt servicing costs, dividend payments, capital expenditures, acquisitions and share repurchases. We believe that our existing sources of liquidity will be sufficient to fund our expected 2014 cash requirements in the normal course of business.

We believe that our free cash flow performance over the past few years demonstrates the resiliency and stability of our business model. Additionally, we believe that our operational efforts to drive revenue and margin growth, as well as plans to reduce spending to acquire new businesses, will continue to result in strong free cash flow generation.

CASH FLOW

Summary of Consolidated Statement of Cash Flow

	Year ended December 31,
(millions of U.S. dollars)	2013	2012	$ Change
Net cash provided by operating activities	2,103	2,658	(555)
Net cash used in investing activities	(1,622)	(228)	(1,394)
Net cash used in financing activities	(435)	(1,551)	1,116
Translation adjustments on cash and cash equivalents	(13)	-	(13)
Increase in cash and cash equivalents	33	879	(846)
Cash and cash equivalents at beginning of period	1,283	404	879
Cash and cash equivalents at end of period	1,316	1,283	33

Operating activities. Net cash provided by operating activities decreased in 2013 due to the $500 million contribution to pre-fund our U.S. and U.K pension plans and the loss of operating cash flows from Other Businesses.

_________________________
(1)	For purposes of this calculation, EBITDA is defined as adjusted EBITDA including the results of Other Businesses.

Thomson Reuters Annual Report 2013

Investing activities. The increase in net cash used in investing activities reflected significantly higher proceeds from disposals of businesses in 2012. Our acquisition spending decreased slightly in 2013. Capital expenditures were slightly higher in 2013 primarily due to payments related to a large multi-year software contract during the first quarter.

•	Acquisitions. In 2013, we spent approximately $1.2 billion on acquisitions, which included Practical Law. 2012 acquisition spend was approximately $1.3 billion and included FXall and MarkMonitor.

•
Divestitures. In 2013, we received approximately $0.6 billion of net proceeds principally from the sales of Financial & Risk’s Corporate Services business and its 50% interest in the Omgeo joint venture. In 2012, we received approximately $1.9 billion of net proceeds from the sales of our Healthcare, Portia, Property Tax Consulting and Trade and Risk Management businesses.

•
Capital expenditures. We spent approximately $1.0 billion on capital expenditures in 2013, slightly higher than 2012. In both years, we spent more than half on product development and the remainder on infrastructure. Product development initiatives included development of new products as well as extensions, upgrades and expansions of existing product offerings and platforms, such as Thomson Reuters Eikon and Thomson Reuters Elektron. Our investments in infrastructure consisted primarily of technology and are essential to providing information solutions to our customers. Our technology expenditures included spending on computer hardware for data center infrastructure and management information systems software.

Financing activities. The decrease in cash used in financing activities was primarily attributable to the net proceeds from 2013 debt issuances, partially offset by our note repayments and higher repurchases of shares. 2012 also included repayments of commercial paper. We returned approximately $1.4 billion and $1.2 billion to our shareholders through dividends and share purchases in 2013 and 2012, respectively. Additional information about our debt, dividends and share repurchases is as follows:

•
Commercial paper programs. Our $2.0 billion commercial paper programs provide cost-effective and flexible short-term funding to balance the timing of completed acquisitions, dividend payments and debt repayments. We had no short-term notes outstanding at December 31, 2013. Issuances of commercial paper reached a peak of $0.5 billion in 2013.

•
Credit facility. We have a $2.5 billion syndicated credit facility agreement which matures in May 2018. The facility may be utilized to provide liquidity for general corporate purposes (including support for our commercial paper programs). In the first quarter of 2013, we borrowed and repaid $440 million under the credit facility. There were no outstanding borrowings at December 31, 2013.

We may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. If our long-term debt rating were downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at December 31, 2013.

•
Long-term debt. We issued $2.8 billion of long-term debt in 2013, which increased our debt outstanding by approximately $1.0 billion. This new debt contributed to a modest increase to our leverage ratio of net debt to EBITDA (1) from 1.6:1 to 2.1:1 at December 31, 2012 and December 31, 2013, respectively.

_________________________
(1)	For purposes of this calculation, EBITDA is defined as adjusted EBITDA including the results of Other Businesses.

Thomson Reuters Annual Report 2013

In 2013, we issued and repaid the following notes:

Issued	Repaid
May 2013	July 2013
US$500 million of 0.875% notes due 2016	US$750 million of 5.95% notes due 2013
US$350 million of 4.50% notes due 2043
August 2013
November 2013	US$250 million of 5.25% notes due 2013
US$550 million of 1.30% notes due 2017
US$600 million of 4.30% notes due 2023	December 2013
US$350 million of 5.65% notes due 2043	US$800 million of 5.70% notes due 2014
C$500 million of 3.369% notes due 2019

Total annual increase: US$2.8 billion	Total annual reduction: US$1.8 billion

We repaid notes in July 2013 and August 2013 with cash on hand, which included the net proceeds of the May 2013 debt issuance. We used the remaining net proceeds of the May 2013 debt issuance for general corporate purposes.

We used the net proceeds of the November 2013 debt issuance for general corporate purposes, which included the December 2013 early redemption of the notes due in October 2014 and to finance share repurchases. Following the Canadian debt issuance in November 2013, we entered into fixed-to-fixed cross-currency swap agreements which converted those notes to US$478 million principal amount at an interest rate of 2.85%. These swaps have been designated as cash flow hedges.

We did not issue or repay long-term debt in 2012.

In May 2013, we filed a debt shelf prospectus allowing us to issue up to $3.0 billion principal amount of debt securities through June 2015. We issued all of our new 2013 debt under this prospectus. We expect to file a new debt shelf prospectus later in March 2014.

•
Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. In October 2013, our long-term debt and commercial paper credit ratings were downgraded. However, the downgrades did not and are not expected to impede our access to the debt markets or result in significantly higher borrowing rates.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management's discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2 (1)	R-2 (high)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

(1)
The A-2 rating represents the global short-term/commercial paper rating from Standard & Poor’s. This A-2 global short-term/ commercial paper rating, taken together with our global long-term debt rating of BBB+, corresponds to a Canadian market commercial paper rating of A-1 (low) per Standard & Poor’s ratings criteria.

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

•	Dividends. Dividends paid on our common shares during the last two years were as follows:

	Year ended December 31,
(millions of U.S. dollars)	2013	2012
Dividends declared	1,077	1,059
Dividends reinvested	(39)	(38)
Dividends paid	1,038	1,021

In 2013 and 2012, we paid an annualized dividend per common share of $1.30 and $1.28, respectively. Our annualized dividend rate for 2014 has been increased to $1.32 per common share. Refer to “Subsequent Events” for additional information.

Thomson Reuters Annual Report 2013

Dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

•
Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In October 2013, we announced that we plan to repurchase up to $1.0 billion of our shares by the end of 2014. Under our current normal course issuer bid (NCIB), we may repurchase up to 30 million common shares between May 22, 2013 and May 21, 2014 in open market transactions on the TSX or the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX. In 2013, we repurchased approximately 10.9 million common shares for approximately $400 million at an average price per share of $36.79. Of that amount, $300 million of common shares were purchased in the fourth quarter as part of up to $1.0 billion targeted to be repurchased by the end of 2014. In 2012, we repurchased approximately 5.9 million common shares for approximately $168 million at an average price per share of $28.26.

Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. We entered into such a plan with our broker at the end of 2013 and we recorded a $100 million liability in “Other financial liabilities” within current liabilities with a corresponding amount recorded in equity in the consolidated statement of financial position.

Free cash flow and free cash flow from ongoing businesses.

	Year ended December 31,
(millions of U.S. dollars)	2013	2012
Net cash provided by operating activities	2,103	2,658
Capital expenditures, less proceeds from disposals	(1,004)	(964)
Other investing activities	67	46
Dividends paid on preference shares	(3)	(3)
Free cash flow	1,163	1,737
Remove: Other Businesses	(65)	(221)
Free cash flow from ongoing businesses	1,098	1,516

Free cash flow decreased primarily due to our $500 million pension contribution and the loss of $156 million of operating cash flows from Other Businesses. Free cash flow from ongoing businesses decreased due to the $500 million pension contribution. Excluding the impact of the $500 million pension contribution and $27 million related to cash payments associated with our fourth-quarter severance charges, our free cash flow in 2013 was $1,690 million.

Return on Invested Capital

We measure our return on invested capital, or ROIC, to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by using our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. ROIC has been one of the metrics used to measure performance under our long-term management incentive program. Despite the difficult economic cycle, we continue to invest in our business to enhance existing products and to bring new solutions to our customers. We also strengthened our business through foundational acquisitions meant to broaden the range of offerings to customers, enter higher growth market segments adjacent to existing segments of our business and expand our global presence. We expect to increasingly leverage our assets further through the evolution of our business strategy to drive revenue and margin growth from existing businesses.

In 2013, our ROIC decreased to 5.3% from 6.5% due to lower post-tax adjusted operating profit, which reflects the $275 million fourth-quarter 2013 charge in connection with our simplification initiatives, and higher invested capital from acquisitions. Refer to Appendix D for our calculation of ROIC.

Thomson Reuters Annual Report 2013

FINANCIAL POSITION

Our total assets were $32.4 billion at December 31, 2013, reflecting a decrease of approximately $0.1 billion compared to the prior-year end. The decrease in total assets was due to the disposal of businesses, depreciation and amortization, and changes in foreign currency, partially offset by capital expenditures and newly-acquired businesses. See “Cash Flow” above for additional information.

As at December 31, 2013, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets principally because current liabilities include deferred revenue from the sale of information and services delivered electronically on a subscription basis, for which many customers pay in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our balance sheet. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe that our negative working capital position as at December 31, 2013 was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net Debt (1)

	As at December 31,
(millions of U.S. dollars)	2013	2012
Current indebtedness	596	1,008
Long-term indebtedness	7,470	6,223
Total debt	8,066	7,231
Swaps	(86)	(242)
Total debt after swaps	7,980	6,989
Remove fair value adjustments for hedges	(27)	(54)
Total debt after hedging arrangements	7,953	6,935
Remove transaction costs and discounts included in the carrying value of debt	78	50
Less: cash and cash equivalents(2)	(1,316)	(1,283)
Net debt	6,715	5,702

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A.

(2)
Includes cash and cash equivalents of $105 million and $148 million at December 31, 2013 and 2012, respectively, which was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

The increase in our net debt was primarily due to our 2013 debt issuances. Refer to “Cash Flow” for additional information.

The maturity dates for our debt are well balanced with no significant concentration in any one year. Our next scheduled maturities of long-term debt occur in the fourth quarter of 2014. At December 31, 2013, the average maturity of our long-term debt was approximately nine years at an average interest rate (after swaps) of approximately 5%. Our commercial paper programs also provide efficient and flexible short-term funding. At December 31, 2013, no amounts were outstanding under our commercial paper programs.

The following table illustrates our expected debt maturities.

(1)	Excludes $21 million of bank and other borrowings primarily used for short-term cash management.

Thomson Reuters Annual Report 2013

FINANCIAL RISK MANAGEMENT

Our operations are diverse and global in nature. Accordingly, we are exposed to a variety of financial risks, which include market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. Our risk management approach is to minimize the potential adverse effects from these risks on our financial performance. Financial risk management is carried out by our centralized corporate treasury group under strict guidelines and process controls. Our corporate treasury group identifies, evaluates and hedges financial risks. Relative to financial risks within the businesses, our corporate treasury group designs a risk management approach in close cooperation with each of our operating segments. The overall approach is under the oversight of our Chief Financial Officer. The section entitled “Financial Risk Management” in note 19 of our 2013 annual consolidated financial statements provides a detailed discussion of the material financial risks that we believe we are exposed to and our approach to mitigating the potential adverse effects on our financial performance.

Our global operations expose us to foreign exchange risk related to cash flows in currencies other than the U.S. dollar. As our operations outside the U.S. continue to expand, we expect this trend to continue. In particular, we have exposure to the British pound sterling and the Euro. We mitigate this exposure by entering into exchange contracts to purchase or sell certain currencies in the future at fixed amounts. Because these instruments have not been designated as hedges for accounting purposes, changes in the fair value of these contracts are recognized through the consolidated income statement with no offsetting impact. The fair value of outstanding contracts at December 31, 2013 was a net asset of $8 million, which we reported within “Other financial assets”-current and “Other financial liabilities”-current in our consolidated statement of financial position. We may enter into additional derivative financial instruments in the future in order to mitigate our foreign exchange risk. Refer to note 19 of our 2013 annual consolidated financial statements for additional information.

We monitor the financial stability of the foreign countries in which we operate. To mitigate risk of loss, we monitor the credit worthiness of our customers and have policies and procedures for trade receivables collection and global cash management to ensure adequate liquidity is available to us.

Approximately three-quarters of our cash and cash equivalents at December 31, 2013 were held by subsidiaries outside the U.S. We have historically accessed such funds in a tax efficient manner to meet our liquidity requirements. We expect to continue to have access to such funds in a tax efficient manner.

We also monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents, as well as those which are counterparties to derivative financial instruments and other arrangements.

The following charts outline the currency profile of our revenues and expenses for 2013:

(1)	Revenues from ongoing businesses. Expenses associated with underlying operating profit. Based on average rates of U.S. dollar / British pound sterling = 1.564 and U.S. dollar / Euro = 1.328.

Thomson Reuters Annual Report 2013

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The following table summarizes our long-term debt and off-balance sheet contractual obligations:

(millions of U.S. dollars)	2014	2015	2016	2017	2018	Thereafter	Total
Long-term debt(1)	560	557	1,194	550	1,000	4,188	8,049
Interest payable(1)	373	333	280	261	227	2,090	3,564
Debt-related hedges outflows(2)	630	698	663	42	42	1,265	3,340
Debt-related hedges inflows(2)	(707)	(663)	(750)	(45)	(45)	(1,184)	(3,394)
Operating lease payments	270	240	197	162	141	430	1,440
Unconditional purchase obligations	493	326	95	38	14	8	974
Defined benefit obligations(3)	100	-	-	-	-	-	100
Total	1,719	1,491	1,679	1,008	1,379	6,797	14,073

(1)	Represents our contractual principal and interest payments. Future cash flows have been calculated using forward foreign exchange rates.

(2)
Substantially all our non-U.S. dollar-denominated debt has been hedged into U.S. dollars. Debt-related hedges outflows represent our projected payments to counterparties. Where future interest cash flows are not fixed, amounts have been calculated using forward interest rates. Debt-related hedges inflows represent our projected cash receipts from counterparties. These future cash flows have been calculated using forward foreign exchange rates. We present our projected inflows along with outflows in order to reflect the net cash flow we anticipate from our debt-related hedging instruments in order to satisfy principal and interest payments to our long-term debt securities holders.

(3)
Represents expected contributions to fund our material defined benefit obligations consisting of funded pension plans and expected claims under unfunded pension plans and retiree medical plans. These amounts do not include voluntary contributions we may elect to make from time to time to our funded plans.

We provide further information about our obligations below:

•
Operating leases – We enter into operating leases in the ordinary course of business, primarily for real property and equipment. Lease payments represent scheduled, contractual obligations. With certain leases, we guarantee the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in our consolidated statement of financial position.

•
Subsidiary guarantees – For certain real property leases, banking arrangements and commercial contracts, we guarantee the obligations of some of our subsidiaries. We also guarantee borrowings by our subsidiaries under our credit agreement.

•	Unconditional purchase obligations – We have various obligations for materials, supplies and services in the ordinary conduct of business.

•
Defined benefit obligations – We sponsor defined benefit plans that provide pension and other post-employment benefits to covered employees. As of December 31, 2013, the fair value of plan assets for our material funded pension plans was 96% of the plan obligations. In the fourth quarter of 2013, we contributed $500 million to pre-fund certain U.S. ($460 million) and U.K. ($40 million) pension obligations. The contribution to the U.S. pension plan represented the first large contribution into the plan in 10 years and is expected to eliminate any additional material contribution requirements in the near term. In addition, we made $104 million of other contributions during the year to our material defined benefit plans, consisting of $23 million of special contributions to our U.K. plans and amounts paid into our funded plans in accordance with normal funding policy of funded plans and for claims arising under unfunded and retiree medical plans.

In 2014, we expect to contribute approximately $100 million to our material defined benefit plans, including $45 million in accordance with the normal funding policy of funded plans, $25 million of special contributions to funded plans primarily related to our U.K. plans and $30 million for claims expected to arise under unfunded and retiree medical plans. From time to time, we may elect to make voluntary contributions in order to improve the funded status of the plans. For certain funded plans, the trustees have the right to call for special valuations, which could subsequently result in our company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to pension plans could differ significantly from our estimates.

•
Acquisition and disposition contingencies – We have obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed at the time of purchase. In certain disposition agreements, we guarantee indemnification obligations of our subsidiary that sold the business or assets. We believe that based upon current facts and circumstances, additional payments in connection with these transactions would not have a material impact on our consolidated financial statements.

Thomson Reuters Annual Report 2013

Other than as described above, we do not engage in off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.

CONTINGENCIES

Lawsuits and Legal Claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of our provisions could result from audits by, or litigation with, relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on our financial condition taken as a whole.

Thomson Reuters Annual Report 2013

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

The following table summarizes our 2014 outlook. Our 2014 outlook for adjusted EBITDA margin and underlying operating profit margin includes $120 million of additional charges associated with our simplification initiatives. Free cash flow outlook includes the estimated cash impact of the charges incurred in 2013 and expected to be incurred in 2014, as well as the impact of the loss of free cash flow from Other Businesses (approximately $375 million in the aggregate).

Financial Measure	2013 Actual(1)	2014 Outlook(2)
Revenues from ongoing businesses	$12.5 billion	Comparable to 2013
Adjusted EBITDA margin	24.5%	26.0% - 27.0%
Underlying operating profit margin	15.0%	17.0% - 18.0%
Free cash flow	$1.2 billion	$1.3 billion - $1.5 billion

(1) 2013 adjusted EBITDA and underlying operating profit included $357 million and $372 million of charges, respectively. Free cash flow reflected cash payments associated with the charges and a $500 million pension contribution.

(2) Revenues from ongoing businesses, adjusted EBITDA margin and underlying operating profit margin are before currency.

The following table sets forth our current 2014 financial outlook, the material assumptions related to our financial outlook and the material risks that may cause actual performance to differ materially from our current expectations.

Revenues to be comparable to 2013
Material assumptions	Material risks
●  Gradual improvement in Financial & Risk’s net sales performance during the year

●  Gross domestic product (GDP) growth in the countries where we operate

●  Continued increase in the number of professionals around the world and their demand for high quality information and services

●  Continued operational improvement in the Financial & Risk business and the successful execution of new sales initiatives, ongoing product release programs, our globalization strategy and other growth and efficiency initiatives

•  A mid-to-high single digit decline in our U.S. print revenues within the Legal segment

●  Uneven economic growth or recession across the markets we serve may result in reduced spending levels by our customers

●  Demand for our products and services could be reduced by changes in customer buying patterns, competitive pressures or our inability to execute on key product or customer support initiatives

●  Implementation of regulatory reform, including further Dodd-Frank legislation and similar financial services laws around the world, may limit business opportunities for our customers, lowering their demand for our products and service

●  Pressure on our customers, in developed markets in particular, to constrain the number of professionals employed due to regulatory and economic uncertainty

●  Competitive pricing actions could impact our revenues

Adjusted EBITDA margin expected to be between 26.0% and 27.0%
Material assumptions	Material risks
●  Revenues expected to be comparable to 2013

●  Business mix continues to shift to higher-growth, lower margin offerings

●  Realization of expected benefits from simplification initiatives, primarily in our Financial & Risk segment, relative to reductions in workforce, platform consolidation and operational simplification

●  Refer to the risks above related to the revenue outlook

●  Revenues from higher margin businesses may be lower than expected

●  The costs of required investments exceed expectations or actual returns are below expectations

●  Acquisition and disposal activity may dilute margins

●  Simplification initiatives may cost more than expected, be delayed or may not produce the expected level of savings

Thomson Reuters Annual Report 2013

Underlying operating profit margin expected to be between 17.0% and 18.0%
Material assumptions	Material risks
●  Adjusted EBITDA margin expected to be between 26.0% and 27.0%

●  Depreciation and software amortization expense expected to be approximately 9.5% of revenues

●  Capital expenditures expected to be approximately 8% of revenues

● Refer to the risks above related to adjusted EBITDA margin outlook ● Capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization
Free cash flow is expected to be between $1.3 billion and $1.5 billion
Material assumptions	Material risks
● Revenues expected to be comparable to 2013 ● Adjusted EBITDA margin expected to be between 26.0% and 27.0% ● Capital expenditures expected to be approximately 8% of revenues
●  Refer to the risks above related to the revenue outlook and adjusted EBITDA margin outlook

●  A weaker macroeconomic environment and unanticipated disruptions from new order-to-cash applications could negatively impact working capital performance

●  Capital expenditures may be higher than currently expected resulting in higher cash outflows

●  The timing and amount of tax payments to governments may differ from our expectations

Additionally, in 2014, we expect interest expense to be between $450 million and $475 million, assuming no significant change in our level of indebtedness. We expect our 2014 effective tax rate (as a percentage of post-amortization adjusted earnings) to be between 13% and 15%, assuming no material changes in current tax laws or treaties to which we are subject.

Thomson Reuters Annual Report 2013

RELATED PARTY TRANSACTIONS

As of March 5, 2014, Woodbridge beneficially owned approximately 56% of our shares.

TRANSACTIONS WITH WOODBRIDGE

From time to time, in the normal course of business, we enter into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In December 2013, we sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for approximately $29 million. The subsidiary’s assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in our consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. We recorded a gain of $29 million within “Other operating gains, net” within the consolidated income statement. In connection with this transaction, our board of directors’ Corporate Governance Committee obtained an independent fairness opinion that the sale price was not less than the fair market value of the losses. We utilized the independent fairness opinion to determine that the negotiated price between us and the purchaser was reasonable. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

In May 2012, as part of our efforts to expand our mutual fund data and strategic research capabilities, we acquired a Canadian mutual fund database, fund fact sheet business and mutual fund and equity data feed business for approximately C$9 million from The Globe and Mail (The Globe),  which is majority owned by Woodbridge. We paid approximately C$8 million in cash and issued a C$1 million promissory note to The Globe that will be due in May 2016. In connection with the acquisition, we licensed the acquired database to The Globe over a four year term, valued at approximately C$250,000 per year. The Globe issued four promissory notes to us, each for the value of the annual license. Amounts due each year under the notes issued by The Globe are offset against the note issued by us. Our board of directors’ Corporate Governance Committee approved the transaction.

In the normal course of business, certain of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2013, the total amount charged to Woodbridge for these services was approximately $105,000 (2012 - $112,000).

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiaries. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. Premiums relating to 2013 were $44,000 (2012 - $40,000), which would approximate the premium charged by a third party insurer for such coverage.

At December 31, 2013 and 2012, the amounts receivable from Woodbridge in respect of the above transactions were negligible.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, we replaced this agreement with a conventional insurance agreement. We are entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURES

From time to time, we enter into transactions with our investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

Prior to the fourth quarter of 2013, we and The Depository Trust & Clearing Corporation (DTCC) each had a 50% interest in Omgeo, a provider of trade management services. In the fourth quarter of 2013, we sold our 50% interest in Omgeo to DTCC. Prior to the sale, Omgeo paid us for use of a facility and technology and other services which were valued at approximately $7 million for 2013 (2012 - $9 million). At December 31, 2012, the amount receivable from Omgeo was approximately $1 million.

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services, which were valued at approximately $1 million for 2013 (2012 - $1 million). In the third quarter of 2012, we credited the joint venture approximately $0.6 million to adjust prior service charges from 2009 to 2011. At December 31, 2013, the amount receivable from Westlaw Japan K.K. was approximately $0.3 million (2012 – negligible).

Thomson Reuters Annual Report 2013

In connection with the 2008 acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that serves as our corporate headquarters. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In 2013, our costs under this lease arrangement for rent, taxes and other expenses were approximately $38 million (2012 - $38 million). At December 31, 2013 and 2012, the amounts payable to 3XSQ Associates were negligible.

SUBSEQUENT EVENTS

2014 DIVIDENDS

In February 2014, our board of directors approved a $0.02 per share increase in the annualized dividend to $1.32 per common share. A quarterly dividend of $0.33 per share will be paid on March 17, 2014 to shareholders of record as of February 24, 2014.

SHARE REPURCHASES

From January 1, 2014 through March 5, 2014, we repurchased approximately 5.3 million of our common shares for approximately $188 million at an average price per share of $35.57.

CHANGES IN ACCOUNTING POLICIES

IAS 19, Employee Benefits

We adopted amendments to IAS 19, Employee Benefits, beginning January 1, 2013 with retrospective application from January 1, 2012. The standard introduces a measure of net interest income (expense) computed on the net pension asset (obligation) that replaced separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The standard also requires immediate recognition of past service costs associated with benefit plan changes. Under the previous standard, past service costs were recognized over the vesting period. As part of the adoption, we reclassified pension net interest to finance costs from its former classification within operating profit.

Under retrospective application of the new standard, our restated net earnings for 2012 are lower than originally reported. The decrease arises because net interest income (expense) is now calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets (EROA) previously used to measure net interest attributable to plan assets. The EROA is no longer a critical accounting estimate under the new standard. The adoption impact on the financial statement captions for the years ended December 31, 2013 and 2012 was as follows:

Consolidated Income Statement	Year ended December 31,
Increase (decrease)	2013	2012
Operating expenses	47	48
Operating profit	(47)	(48)
Net interest expense	62	63
Income before tax and equity method investments	(109)	(111)
Tax benefit (expense)	28	30
Net earnings	(81)	(81)

Basic earnings per share	$(0.10)	$(0.10)
Diluted earnings per share	$(0.10)	$(0.10)

Consolidated Statement of Comprehensive Income	Year ended December 31,
Increase (decrease)	2013	2012
Net earnings	(81)	(81)
Other comprehensive income (loss):
Net remeasurement gains (losses) on defined benefit pension plans, net of tax	81	81

Consolidated Statement of Cash Flow	Year ended December 31,
Increase (decrease)	2013	2012
Operating Activities
Net earnings	(81)	(81)
Adjustments for:
Deferred tax	(28)	(30)
Other	109	111

There was no impact to the consolidated statement of financial position at December 31, 2013 and 2012.

Thomson Reuters Annual Report 2013

Consolidation, Joint Ventures and Separate Financial Statements

We adopted the following standards regarding consolidation, joint ventures and separate financial statements beginning January 1, 2013 with retrospective application from January 1, 2012:

IFRS 10	Consolidated Financial Statements
IFRS 10 replaces the guidance on ‘consolidation’ in IAS 27 - Consolidated and Separate Financial Statements, and Standing Interpretations Committee (SIC) 12 - Consolidation - Special Purpose Entities. The new standard contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including special purpose entities. The new standard also sets out requirements for situations when control is difficult to assess, including circumstances in which voting rights are not the dominant factor in determining control.

IFRS 11	Joint Arrangements
IFRS 11 replaces the guidance on ‘joint ventures’ in IAS 31 - Interests in Joint Ventures, and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Ventures. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method and eliminates the option to proportionally consolidate.

IAS 27	Separate Financial Statements	IAS 27 has been amended for the issuance of IFRS 10, but retains the current guidance for separate financial statements.
IAS 28	Investments in Associates and Joint Ventures
IAS 28 has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. The amendment requires that where a joint arrangement is determined to be a joint venture under IFRS 11, it should be accounted for using the equity method guidance provided in this standard.

The adoption of the pronouncements and amendments described above did not have a material impact on our results for the years ended December 31, 2013 and 2012 and financial position at December 31, 2013 and 2012. However, as a result of the adoption of these standards, we no longer proportionately consolidate our joint arrangements in (i) Omgeo, a provider of trade management services formerly within our Financial & Risk segment which was sold in the fourth quarter of 2013, and (ii) Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market, within our Legal segment. Instead, we now apply the equity method to these joint ventures. Under retrospective application of the new standard, there is no impact to our restated net earnings for 2012. However, consolidated revenues are lower than those previously reported in prior periods and the operating profit of each joint venture has been reclassified from consolidated operating profit to share of post-tax earnings in equity method investments. Segment results no longer include revenues or operating profits from these joint arrangements.
Other Pronouncements and Amendments

The following other pronouncements and amendments were also effective beginning January 1, 2013, but did not have a material impact on our results for the years ended December 31, 2013 and 2012 and financial position at December 31, 2013 and 2012:

IFRS 7	Financial Instruments: Disclosures
IFRS 7 has been amended to provide common disclosure requirements with U.S. GAAP about rights of offset and related arrangements for financial statements under an enforceable master netting or similar arrangement.

IFRS 12	Disclosure of Interests in Other Entities
IFRS 12 sets out the required disclosures for entities applying IFRS 10, 11 and IAS 28 (as amended in 2011). The new standard combines, enhances and replaces the disclosure requirements for subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13	Fair Value Measurement
IFRS 13 defines 'fair value' and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. The new standard reduces complexity and improves consistency by clarifying the definition of fair value and requiring its application to all fair value measurements.

Thomson Reuters Annual Report 2013

RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee that will be effective for accounting periods beginning on or after January 1, 2014. Many of these updates are not applicable or consequential to us and have been excluded from the discussion below.

The following pronouncements are effective for annual accounting periods beginning January 1, 2014:

IAS 32	Financial Instruments: Presentation
IAS 32 has been amended to clarify certain requirements for offsetting financial assets and liabilities. The amendment addresses the meaning and application of the concepts of legally enforceable right of set-off and simultaneous realization and settlement. IAS 32 relates to presentation and disclosures and is not anticipated to have a material impact on our results and financial position.

IAS 36	Impairment of Assets
IAS 36 has been amended to require disclosure of the recoverable amount of an asset (including goodwill) or a cash generating unit when an impairment loss has been recognized or reversed in the period. When the recoverable amount is based on fair value less costs of disposal, the valuation techniques and key assumptions must also be disclosed. The amendment is not anticipated to have a material impact on our results and financial position.

IAS 39	Financial Instruments: Recognition and Measurement
IAS 39 has been amended to allow hedge accounting to continue when, as a result of laws or regulations, the counterparty to a derivative designated as a hedging instrument is replaced by a central clearing counterparty. The amendment is not anticipated to have a material impact on our results and financial position.

IFRIC 21	Levies
IFRIC 21 addresses the recognition requirements for a liability to pay a levy imposed by a government, other than an income tax. The interpretation requires the recognition of a liability when the event, identified by the legislation, triggering the obligation to pay the levy occurs. IFRIC 21 is not anticipated to have a material impact on our results and financial position.

The following pronouncements are effective for annual accounting periods beginning January 1, 2015 or later:

IAS 19	Employee Benefits
IAS 19 amendment, Defined Benefit Plans: Employee Contributions, clarifies the accounting for contributions from employees. Employee contributions, which are often a fixed percentage of salary, may be recognized as a reduction in the service cost component of pension expense in the same period the employee provides services. However, if the employee contribution rate varies based on years of service, the reduction in expense must be allocated over future service periods, mirroring the service cost recognition pattern. The amendment is not anticipated to have a material impact on our results and financial position.

IFRS 7	Financial Instruments: Disclosures
IFRS 7 has been amended to require disclosures that are either permitted or required on the basis of the entity’s date of adoption of IFRS 9 and whether the entity elects to restate prior periods under IFRS 9. IFRS 7 is not anticipated to have a material impact on our results and financial position.

IFRS 9	Financial Instruments (Classification and Measurement)
IFRS 9 replaces:
•  The guidance on ‘classification and measurement’ of financial instruments in IAS 39 - Financial Instruments - Recognition and Measurement. The new standard requires a consistent approach to the classification of financial assets and replaces the numerous categories of financial assets in IAS 39 with two categories, measured at either amortized cost or at fair value.For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

Thomson Reuters Annual Report 2013

IFRS 9	Financial Instruments (Hedge Accounting)
•  Much of the guidance on hedge accounting in IAS 39 - Financial Instruments - Recognition and Measurement. The new standard (a) no longer requires the use of a specific quantitative threshold to determine if the hedging relationship is highly effective in order to qualify for hedge accounting; (b) removes restrictions that prevented some economically rational hedging strategies from qualifying for hedge accounting; and (c) allows purchased options, forwards and non-derivative financial instruments to be hedging instruments in applicable circumstances.

IFRS 9 is being assessed to determine its impact on our results and financial position.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Refer to Appendix E of this management’s discussion and analysis for additional information on our critical accounting estimates and judgments.

ADDITIONAL INFORMATION

DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In 2013, we migrated to an integrated global human resources platform that simplifies many of our employee management processes, provides global management tools and enhances financial reporting and analysis. We are in the process of implementing a multi-year phased implementation of order-to-cash (OTC) applications and related workflow processes. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline processes across our organization through this initiative. We are also in the process of automating manual processes and updating workflows associated with intercompany revenue and cost allocation. We continue to modify the design and documentation of the related internal control processes and procedures as the implementations of these initiatives progresses.

Except as described above, there was no change in our internal control over financial reporting during 2013 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013, and based on that assessment determined that our internal control over financial reporting was effective. Refer to our 2013 annual consolidated financial statements for our management’s report on internal control over financial reporting.

SHARE CAPITAL

As of March 5, 2014, we had outstanding 815,328,517 common shares, 6,000,000 Series II preference shares, 10,797,396 stock options and a total of 7,947,103 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Thomson Reuters Annual Report 2013

PUBLIC SECURITIES FILINGS AND REGULATORY ANNOUNCEMENTS

You may access other information about our company, including our 2013 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, statements about 2014 expectations in the “Overview” and ”Outlook” sections and our discussion of outlook in the “Results of Operations” section, our expectations about net sales and EBITDA margin in the Financial & Risk segment, additional charges associated with our simplification initiatives and expected cost savings, future share repurchases, reduced acquisition spend and 2014 pension contributions, 2014 margins and revenue growth in our Legal segment, including an expected decline in U.S. print revenues and our expectations regarding our business in Latin America, and about the Government business in our Tax & Accounting segment. The words “expect”, “target” and “will” and similar expressions identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook“ section above. Additional factors are discussed in the “Risk Factors” section of this annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2014. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

Thomson Reuters Annual Report 2013

APPENDIX A

NON-IFRS FINANCIAL MEASURES

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Revenues from ongoing businesses
Revenues from reportable segments and Corporate & Other (which includes the Reuters News business), less eliminations.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Revenues
Revenues at constant currency (before currency or revenues excluding the effects of foreign currency)
Revenues applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency revenues using the same foreign currency exchange rate.

Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We manage our operating segments on a constant currency basis, and we manage currency exchange risk at the corporate level.
Revenues
Underlying operating profit and underlying operating profit margin
Operating profit from reportable segments and Corporate & Other. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a basis to evaluate operating profitability and performance trends, excluding the impact of items which distort the performance of our operations.	Operating profit
Adjusted EBITDA and adjusted EBITDA margin
Underlying operating profit excluding the related depreciation and amortization of computer software. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.	Earnings from continuing operations
Adjusted EBITDA less capital expenditures and adjusted EBITDA less capital expenditures margin
Adjusted EBITDA less capital expenditures, less proceeds from disposals (excluding Other Businesses). The related margin is expressed as a percentage of revenues from ongoing businesses.
Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.
Earnings from continuing operations

Thomson Reuters Annual Report 2013

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted earnings per share
Earnings attributable to common shareholders and per share excluding:

•  the pre-tax impacts of amortization of other identifiable intangible assets;

•  the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of Other Businesses, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares; and
	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Earnings attributable to common shareholders and earnings per share attributable to common shareholders amortization of the tax charges associated with the consolidation of ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.
We believe this treatment more accurately reflects our tax position because the tax liability is associated with ongoing tax implications from the consolidation of these assets.
This measure is calculated using diluted weighted-average shares.
In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to adjusted pre-tax earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate within an interim period, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

Thomson Reuters Annual Report 2013

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Net debt
Total indebtedness, including the associated fair value of hedging instruments on our debt, but excluding unamortized transaction costs and premiums or discounts associated with our debt, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider certain components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.
Total debt (current indebtedness plus long-term indebtedness)
Free cash flow
Net cash provided by operating activities and other investing activities, less capital expenditures and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Free cash flow from ongoing businesses
Free cash flow excluding businesses that have been or are expected to be exited through sale or closure, which we refer to as “Other Businesses”.
Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding businesses that have been or are expected to be exited through sale or closure.
Net cash provided by operating activities
Return on invested capital (ROIC)
Adjusted operating profit after net taxes paid expressed as a percentage of the average adjusted invested capital during the period.	Provides a measure of how efficiently we allocate resources to profitable activities and is indicative of our ability to create value for our shareholders.
IFRS does not require a measure comparable to ROIC. Refer to our calculation of ROIC in Appendix D for a reconciliation of the components in the calculation to the most directly comparable IFRS measure.

Thomson Reuters Annual Report 2013

APPENDIX B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure.

RECONCILIATION OF (LOSS) EARNINGS FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA AND ADJUSTED EBITDA LESS CAPITAL EXPENDITURES

	Three months ended December 31,				Year ended December 31,
(millions of U.S. dollars)	2013	2012	Change		2013	2012	Change
(Loss) earnings from continuing operations	(347)	365	n/m		175	2,040	(91%)
Adjustments to remove:
Tax expense	425	43			848	126
Other finance costs (income)	19	4			53	(40)
Net interest expense	112	111			460	453
Amortization of other identifiable intangible assets	159	160			641	619
Amortization of computer software	202	182			773	691
Depreciation	106	105			416	425
EBITDA	676	970			3,366	4,314
Adjustments to remove:
Share of post-tax (earnings) and impairment in equity method investments	4	14			(20)	(9)
Other operating gains, net	(74)	(81)			(198)	(883)
Fair value adjustments	7	15			(14)	36
EBITDA from Other Businesses(1)	(3)	(25)			(64)	(148)
Adjusted EBITDA	610	893	(32%)		3,070	3,310	(7%)
Remove: capital expenditures, less proceeds from disposals (excluding Other Businesses(1))	253	246			1,003	946
Adjusted EBITDA less capital expenditures	357	647	(45%)		2,067	2,364	(13%)
Adjusted EBITDA margin	18.7%	27.5%	(880	)bp	24.5%	26.6%	(210	)bp
Adjusted EBITDA less capital expenditures margin	10.9%	19.9%	(900	)bp	16.5%	19.0%	(250	)bp

RECONCILIATION OF UNDERLYING OPERATING PROFIT TO ADJUSTED EBITDA BY SEGMENT

	Three months ended December 31, 2013			Three months ended December 31, 2012
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	81	163	244	289	155	444
Legal	199	73	272	259	70	329
Tax & Accounting	97	30	127	96	28	124
Intellectual Property & Science	54	21	75	66	18	84
Corporate & Other (includes Reuters News)(2)	(129)	21	(108)	(103)	15	(88)
Total	302	308	610	607	286	893

** Excludes Other Businesses(1)

Thomson Reuters Annual Report 2013

RECONCILIATION OF UNDERLYING OPERATING PROFIT TO ADJUSTED EBITDA BY SEGMENT (CONTINUED)

	Year ended December 31, 2013			Year ended December 31, 2012
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	816	641	1,457	1,082	609	1,691
Legal	903	291	1,194	967	279	1,246
Tax & Accounting	257	121	378	238	114	352
Intellectual Property & Science	225	79	304	235	68	303
Corporate & Other (includes Reuters News)(2)	(320)	57	(263)	(317)	35	(282)
Total	1,881	1,189	3,070	2,205	1,105	3,310
**	Excludes Other Businesses(1)

(1)
Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. Significant businesses in this category include: Trade and Risk Management (trade and risk management solutions provider to financial institutions, sold in the first quarter of 2012); Healthcare (data, analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., sold in the fourth quarter of 2012); and Corporate Services (provider of tools and solutions that help companies communicate with investors and media, sold in the second quarter of 2013).

	Three months ended December 31,		Year ended December 31,
(millions of U.S. dollars)	2013	2012	2013	2012
Revenues	13	119	159	689

Operating profit	3	24	64	137
Depreciation and amortization of computer software	-	1	-	11
EBITDA	3	25	64	148
Capital expenditures, less proceeds from disposals	-	3	1	18

(2)	Corporate & Other includes the Reuters News business and expenses for corporate functions and certain share-based compensation costs.

RECONCILIATION OF WEIGHTED AVERAGE DILUTED SHARES USED IN ADJUSTED EPS

Because we reported a net loss from continuing operations under IFRS for the three months ended December 31, 2013, the weighted-average number of common shares used for basic and diluted loss per share is the same, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since our non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

(weighted average common shares)	Three months ended December 31, 2013
IFRS: Basic and Diluted	825,270,499
Effect of stock options and other equity incentive awards	3,355,232
Non-IFRS Diluted	828,625,731

Thomson Reuters Annual Report 2013

APPENDIX C

SUPPLEMENTAL FINANCIAL INFORMATION

The following supplemental information is provided to facilitate comparison to our 2013 business outlook, which excluded previously announced fourth-quarter charges and a $500 million pension contribution (1).

Non- IFRS Financial Measures (2)	Three months ended December 31, 2013
(millions of U.S. dollars, except per share amounts and margins)	2013 Actual	Remove Charge	Remove Pension	2013 Excluding Charge and Pension	2012	Change (3)
Revenues from ongoing businesses	3,265	-	-	3,265	3,245	1%
Revenue growth before currency						1%
Adjusted EBITDA	610	260	-	870	893	(3%)
Adjusted EBITDA margin	18.7%	-	-	26.6%	27.5%	(90	)bp
Underlying operating profit	302	275	-	577	607	(5%)
Underlying operating profit margin	9.2%	-	-	17.7%	18.7%	(100	)bp
Adjusted earnings per share (EPS)	$0.21	$0.28		$0.49	$0.54	(9%)
Free cash flow	187	27	500	714	707	1%
Free cash flow from ongoing businesses	198	27	500	725	661	10%

Non- IFRS Financial Measures (2)	Year ended December 31, 2013
(millions of U.S. dollars, except per share amounts and margins)	2013 Actual	Remove Charge	Remove Pension	2013 Excluding Charge and Pension	2012	Change (3)
Revenues from ongoing businesses	12,543	-	-	12,543	12,443	1%
Revenue growth before currency						2%
Adjusted EBITDA	3,070	260	-	3,330	3,310	1%
Adjusted EBITDA margin	24.5%	-	-	26.5%	26.6%	(10	)bp
Underlying operating profit	1,881	275	-	2,156	2,205	(2%)
Underlying operating profit margin	15.0%	-	-	17.2%	17.7%	(50	)bp
Adjusted earnings per share (EPS)	$1.54	$0.29	-	$1.83	$1.89	(3%)
Free cash flow	1,163	27	500	1,690	1,737	(3%)
Free cash flow from ongoing businesses	1,098	27	500	1,625	1,516	7%

Refer to page 72 for description of footnotes.

Thomson Reuters Annual Report 2013

Business segment information

	Three months ended December 31,		Change
(millions of U.S. dollars)	2013 (2)	2012 (2)	Existing businesses	Constant currency	Total
Revenues
Trading	622	660	(5%)	(5%)	(6%)
Investors	540	538	1%	1%	-
Marketplaces	442	455	(4%)	(2%)	(3%)
Governance Risk & Compliance (GRC)	69	61	8%	13%	13%
Financial & Risk	1,673	1,714	(3%)	(2%)	(2%)
Legal	868	858	(2%)	2%	1%
Tax & Accounting	368	339	7%	11%	9%
Intellectual Property & Science	275	250	9%	11%	10%
Corporate & Other (includes Reuters News) (4)	86	87	-	-	(1%)
Eliminations	(5)	(3)	n/m	n/m	n/m
Revenues from ongoing businesses	3,265	3,245	(1%)	1%	1%
Other Businesses (5)	13	119	n/m	n/m	n/m
Revenues	3,278	3,364	n/m	n/m	(3%)

					Margin
Adjusted EBITDA	2013 Actual (2)	Remove Charge	2013 Excluding Charge	2012 (2)	Change Total (3)	2013 (3)	2012	Change (3)
Financial & Risk	244	172	416	444	(6%)	24.9%	25.9%	(100	)bp
Legal	272	37	309	329	(6%)	35.6%	38.3%	(270	)bp
Tax & Accounting	127	9	136	124	10%	37.0%	36.6%	40	bp
Intellectual Property & Science	75	23	98	84	17%	35.6%	33.6%	200	bp
Corporate & Other (includes Reuters News) (4)	(108)	19	(89)	(88)
Adjusted EBITDA	610	260	870	893	(3%)	26.6%	27.5%	(90	)bp

Underlying Operating Profit
Financial & Risk	81	178	259	289	(10%)	15.5%	16.9%	(140	)bp
Legal	199	37	236	259	(9%)	27.2%	30.2%	(300	)bp
Tax & Accounting	97	9	106	96	10%	28.8%	28.3%	50	bp
Intellectual Property & Science	54	23	77	66	17%	28.0%	26.4%	160	bp
Corporate & Other (includes Reuters News) (4)	(129)	28	(101)	(103)
Underlying Operating Profit	302	275	577	607	(5%)	17.7%	18.7%	(100	)bp

Refer to page 72 for description of footnotes.

Thomson Reuters Annual Report 2013

Business segment information

	Year ended December 31,		Change
(millions of U.S. dollars)	2013 (2)	2012 (2)	Existing businesses	Constant currency	Total
Revenues
Trading	2,480	2,645	(6%)	(6%)	(6%)
Investors	2,142	2,168	(1%)	-	(1%)
Marketplaces	1,779	1,770	(3%)	2%	1%
Governance Risk & Compliance (GRC)	247	219	10%	14%	13%
Financial & Risk	6,648	6,802	(3%)	(1%)	(2%)
Legal	3,351	3,266	(1%)	3%	3%
Tax & Accounting	1,243	1,161	5%	9%	7%
Intellectual Property & Science	982	894	4%	11%	10%
Corporate & Other (includes Reuters News) (4)	331	331	2%	2%	-
Eliminations	(12)	(11)	n/m	n/m	n/m
Revenues from ongoing businesses	12,543	12,443	(1%)	2%	1%
Other Businesses (5)	159	689	n/m	n/m	n/m
Revenues	12,702	13,132	n/m	n/m	(3%)

					Margin
Adjusted EBITDA	2013 Actual (2)	Remove Charge	2013 Excluding Charge	2012 (2)	Change Total (3)	2013 (3)	2012	Change (3)
Financial & Risk	1,457	172	1,629	1,691	(4%)	24.5%	24.9%	(40	)bp
Legal	1,194	37	1,231	1,246	(1%)	36.7%	38.2%	(150	)bp
Tax & Accounting	378	9	387	352	10%	31.1%	30.3%	80	bp
Intellectual Property & Science	304	23	327	303	8%	33.3%	33.9%	(60	)bp
Corporate & Other (includes Reuters News) (4)	(263)	19	(244)	(282)
Adjusted EBITDA	3,070	260	3,330	3,310	1%	26.5%	26.6%	(10	)bp

Underlying Operating Profit
Financial & Risk	816	178	994	1,082	(8%)	15.0%	15.9%	(90	)bp
Legal	903	37	940	967	(3%)	28.1%	29.6%	(150	)bp
Tax & Accounting	257	9	266	238	12%	21.4%	20.5%	90	bp
Intellectual Property & Science	225	23	248	235	6%	25.3%	26.3%	(100	)bp
Corporate & Other (includes Reuters News) (4)	(320)	28	(292)	(317)
Underlying Operating Profit	1,881	275	2,156	2,205	(2%)	17.2%	17.7%	(50	)bp

(1)	The following previously announced items are added back to our 2013 actual non-IFRS results to facilitate comparison to our 2013 business outlook:
•	Fourth-quarter charges of $260 million and $275 million, which impacted adjusted EBITDA and underlying operating profit, respectively;
•	Cash payments in 2013 associated with these charges which impacted free cash flow by $27 million; and
•	A $500 million pension contribution which impacted free cash flow.

(2)	Non-IFRS financial measures are defined in Appendix A of this management’s discussion and analysis.

(3)	Based on 2013 actual non-IFRS results excluding the previously announced fourth-quarter charges and pension contribution.

(4)	Corporate & Other includes the Reuters News business and expenses for corporate functions and certain share-based compensation costs.

(5)
Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. Significant businesses in this category include: Trade and Risk Management (trade and risk management solutions provider to financial institutions, sold in the first quarter of 2012); Healthcare (data analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., sold in the fourth quarter of 2012); and Corporate Services (provider of tools and solutions that help companies communicate with investors and media, sold in the second quarter of 2013).

Thomson Reuters Annual Report 2013

	Three months ended December 31,		Year ended December 31,
(millions of U.S. dollars)	2013	2012	2013	2012
Revenues	13	119	159	689

Operating profit	3	24	64	137
Depreciation and amortization of computer software	-	1	-	11
EBITDA	3	25	64	148
Capital expenditures, less proceeds from disposals	-	3	1	18

APPENDIX D

CALCULATION OF RETURN ON INVESTED CAPITAL (ROIC)

We calculate ROIC as adjusted operating profit after net taxes paid expressed as a percentage of the average invested capital during the period. Invested capital represents our net operating assets that contribute to or arise from our post-tax adjusted operating profits.

The following table provides the calculation of our return on invested capital for 2013 and 2012.

(millions of U.S. dollars)	2013	2012
Calculation of adjusted operating profit after taxes
Operating profit	1,516	2,570
Adjustments to remove:
Amortization of other identifiable intangible assets	641	619
Fair value adjustments	(14)	36
Other operating gains, net	(198)	(883)
Adjusted operating profit(1)	1,945	2,342
Net cash taxes paid on operations(2)	(236)	(249)
Post-tax adjusted operating profit	1,709	2,093
Calculation of invested capital
Trade and other receivables	1,751	1,818
Prepaid expenses and other current assets	650	638
Assets held for sale(3)	-	375
Computer hardware and other property, net	1,291	1,416
Computer software, net	1,622	1,659
Other identifiable intangible assets (excludes accumulated amortization)	12,818	12,445
Goodwill(4)	17,130	16,511
Payables, accruals and provisions	(2,624)	(2,612)
Liabilities associated with assets held for sale(3)	-	(29)
Deferred revenue	(1,348)	(1,222)
Present value of operating leases(5)	1,254	1,352
Total invested capital(6)	32,544	32,351
Average invested capital	32,448	32,430
Return on invested capital	5.3%	6.5%

(1)	Adjusted operating profit includes operating profit from Other Businesses.

(2)	Excludes cash taxes paid on the disposal of businesses and investments.

(3)
In 2012, assets held for sale included accumulated intangible asset amortization of $73 million and liabilities associated with assets held for sale excluded $6 million of other non-current liabilities.

(4)
Goodwill has not been reduced, in either period, for the $3.0 billion impairment recorded in 2011. Goodwill excluded amounts associated with deferred taxes of $2.7 billion in both 2013 and 2012, arising from acquisition accounting.

(5)	Present value of operating leases primarily for real property and equipment contracted in the ordinary course of business.

(6)
Invested capital excluded: financial assets and liabilities, including cash and debt; other non-current assets; deferred taxes; and provisions and other non-current liabilities, which are largely comprised of defined benefit plan obligations.

Thomson Reuters Annual Report 2013

APPENDIX E

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

•	most critical estimates and assumptions in determining the value of assets and liabilities; and

•	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

We must make an assessment of whether accounts receivable are collectible from customers. Accordingly, we establish an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected. At December 31, 2013, the combined allowances were $117 million, or 6%, of the gross trade accounts receivable balance of approximately $1.9 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $19 million for the year ended December 31, 2013.

Computer software

Computer software represented approximately $1.6 billion of total assets in the consolidated statement of financial position at December 31, 2013. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to customers. As part of the software development process, we must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if our current assessment of our software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented approximately $7.9 billion and $16.9 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2013. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires us to identify and attribute values and estimated lives to the intangible assets acquired based on their estimated fair value. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, we test identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on our latest estimates and assumptions regarding cash flow projections, economic risk and weighted cost of capital.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, we could record increased amortization or impairment charges in the future.

Valuation Techniques

An impairment of goodwill occurs when the recoverable amount of a cash generating unit (CGU) is below the carrying value of the CGU. The recoverable amount is the higher of a CGU’s fair value less costs of disposal or its value in use. As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to us. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.

Thomson Reuters Annual Report 2013

The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test are described below. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. We used the discounted cash flow (DCF) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

We weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. We believe that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Cash Flow Projections

Cash flow projections were based on our internal budget. We projected cash flows for a period of five years and applied a perpetual growth rate thereafter, as prescribed by IAS 36, Impairment of Assets. In order to project cash flows for the five year period, we considered growth in revenues and costs as well as capital expenditures. In preparing our projections, we considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from efficiency and restructuring initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.

Discount Rate

We assumed a discount rate in order to calculate the present value of our projected cash flows. The discount rate represented a weighted average cost of capital (WACC) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition, or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

The key assumptions used in performing the impairment test, by CGU, are presented below:

Cash-Generating Unit	Perpetual growth rate(1)	Discount rate	Tax rate
Financial & Risk	3.0%	10.0%	28.0%
Legal	2.5%	8.4%	39.0%
Tax & Accounting	3.0%	9.4%	40.0%
Intellectual Property & Science	3.0%	8.8%	39.0%

(1)	The perpetual growth rate is applied to the final year of cash flow projections.

Thomson Reuters Annual Report 2013

Results and Sensitivities

The fair value for each CGU was in excess of its carrying value. The excess was 13% (approximately $2.1 billion) for Financial & Risk and over 100% for each of the other three CGUs.

Compared to the impairment analysis performed in 2012 for Financial & Risk, the fair value computed under the market approach contributed a greater amount to the excess fair value due to a significant rise in observable EBITDA multiples of benchmark companies. Should EBITDA multiples of benchmark companies fall to a level below that of 2012, without a corresponding offset to other key assumptions, the excess fair value would be eliminated. Additionally, should we lower the compound annual growth rate for our cash flow projections from the range described below, without a corresponding offset to other key assumptions, the excess fair value would be eliminated (see “Discussion of Cash Flow Projections” below).

For all four CGUs, the sensitivity analysis demonstrates that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount.

Discussion of Cash Flow Projections

The DCF valuation for the Financial & Risk CGU assumes that cash flow will grow at a compounded annual rate in the mid to high single digits from 2013 to 2018, largely reflecting restructuring initiatives that are expected to result in improved operating margins and higher cash flows in future periods. We are undertaking various initiatives to reduce costs, primarily by reducing our workforce. The reduction in workforce will take place through restructuring initiatives to de-layer the organization, as well as through decommissioning legacy platforms and products as customers upgrade to Thomson Reuters Eikon and Thomson Reuters Elektron. Over the next five years, our cash flow projections also assume that the Financial & Risk CGU will gradually return to positive revenue growth. After the specific five year projection period, we project perpetual cash flow growth of 3% based on the assumption that the Financial & Risk business will continue to expand globally and increase prices in line with global inflation.

The actual 2013 cash flow performance for the Financial & Risk CGU achieved the 2013 projection included within the 2012 impairment testing analysis, after reflecting the required market participant assumptions such as the tax rate. Similarly, in 2012, the actual 2012 cash flow performance for the Financial & Risk CGU achieved the 2012 projection included within the 2011 impairment testing analysis, after reflecting the required market participant assumptions such as the tax rate.

The free cash flow growth projections and certain key assumptions underlying the fair value of the Financial & Risk CGU are subject to risks and uncertainties that could cause future results to differ materially from current expectations. Specifically, Financial & Risk could experience delays implementing its restructuring and efficiency initiatives or such initiatives could produce less benefit or cost more than originally expected. As Financial & Risk retires platforms and certain products, while at the same time migrating customers to new products, there is likely to be some short term loss of revenue, which could be more severe or could extend for a longer period than we expect. Our cash flow projections could be impacted by further deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. Such conditions could lead the Financial & Risk CGU to experience unexpected subscription cancellations, lower transaction volumes or the inability to sustain expected price increases. Our assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and EBITDA multiples are based on those for comparable companies and are driven by market conditions and prevailing tax laws. In the future, changes in these measures could cause the recoverable amount of assets for the Financial & Risk CGU to be less than their carrying value.

Employee future benefits

We sponsor defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions.

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, our actuary constructed a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the Thomson Reuters Group Pension Plan (TRGP), Reuters Pension Fund (RPF), Supplementary Pension Scheme (SPS) and The Thomson Corporation PLC Pension Scheme (TTC) combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $235 million as of December 31, 2013.

Thomson Reuters Annual Report 2013

Rates of inflation, increase in salaries and pension payments

The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices as well as other benchmarks. The assumption on salary growth is for the long term over the life of benefit plans. For the TRGP, RPF, SPS, and TTC combined, a 0.25% increase or decrease in the rate of increase in inflation and salary assumptions would have increased or decreased the defined benefit obligation by approximately $85 million and $25 million, respectively, as of December 31, 2013.

Medical cost trend

The medical cost trend is based on our actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 7% for 2013, which is reduced ratably to 5% in 2018. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $20 million at December 31, 2013.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation as of December 31, 2013 are based on the following:
•	TRGP - UP94 Generational Table;
•	RPF and SPS - 00 Series Tables with allowance for longevity improvements and adjustment for the medium cohort effect; and
•	TTC - SAPS Light Tables with allowances for plan demographic specifics and longevity improvements.

For the TRGP, RPF, SPS and TTC combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $160 million as of December 31, 2013.

Income taxes

We compute an income tax provision in each of the jurisdictions in which we operate. These income tax provisions include amounts that are based upon our estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods.

Our 2013 effective income tax rate on earnings from continuing operations was 82.9%. A 1% increase in the effective income tax rate would have increased 2013 income tax expense and decreased net earnings by approximately $10 million.

Critical judgments in applying accounting policies

Revenue recognition

As described in note 1 to our 2013 audited annual consolidated financial statements, we assess the criteria for the recognition of revenue related to arrangements that have multiple components. These assessments require that we make judgments to determine if there are separately identifiable components as well as how to allocate the total price among the components. Deliverables are accounted for as separately identifiable components if they can be understood without reference to the series of transactions as a whole. In concluding whether components are separately identifiable, we consider the transaction from the customer’s perspective. Among other factors, we assess whether the service or good is sold separately by us in the normal course of business or whether the customer could purchase the service or good separately. With respect to the allocation of price among components, we use our judgment to assign a fair value to each component. As evidence of fair value, we look to such items as the price for the component when sold separately, renewal rates for specific components and prices for a similar product sold separately.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of our provisions could result from audits by, or litigation with, relevant taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Thomson Reuters Annual Report 2013

APPENDIX F

SELECTED ANNUAL INFORMATION

The following table summarizes selected annual information for 2013, 2012 and 2011.

The comparability of our business from year to year is impacted by numerous acquisition and disposition transactions. The following discusses our underlying business performance.

In 2011, muted economic recovery in developed markets continued to impact our results. Our former Markets Division, which was largely comprised of businesses now within our Financial & Risk business, was further affected by headcount reductions in the financial services industry and by challenges related to the launch and development of Thomson Reuters Eikon. We recorded a $3.0 billion non-cash goodwill impairment charge related to our former Markets Division. Our professional businesses (Legal, Tax & Accounting and Intellectual Property & Science) grew through the economic cycle, benefiting from investments in new products, adjacent higher growth markets and global expansion. Adjusted EBITDA and the related margin benefited from savings from our efficiency initiatives and lower integration expenses.

In 2012, our businesses continued to grow despite a challenging economic environment in which two of our key customer segments – global banks and large law firms – remained under pressure. Our performance reflected the benefit of earlier investments in faster growing geographies as well as in higher growth market segments adjacent to our existing businesses. Higher revenues, the elimination of Reuters integration expenses in 2012, lower severance costs and cost controls contributed to adjusted EBITDA growth and adjusted EBITDA margin expansion. Our strong financial position and the recurring nature of our business model, which is highly cash generative, enabled us to continue making investments in our business.

In 2013, we implemented certain initiatives to enable us to leverage the scale of our businesses and realize the benefits from simplification. Revenues from ongoing businesses increased driven by revenues from acquired businesses as we continued to invest in higher growth market segments adjacent to existing segments of our business, and an expanded global presence. However, growth in revenues from ongoing businesses was tempered by a decline in revenues from existing businesses which reflected challenging market conditions in our two largest markets, legal and financial. The declines in adjusted EBITDA, underlying operating profit and the related margins was primarily due to charges associated with our simplification initiatives incurred mainly in the fourth quarter of 2013. However, our progress in reducing our cost structure offset the profitability impact of lower revenues from existing businesses and about $100 million of charges for simplification incurred in the first nine months of 2013. Our highly cash generative business model produced $1.2 billion of free cash flow despite a $500 million pension contribution.

Refer to “Results of Operations” for a full discussion of our performance in 2013 compared to 2012.

	For the years ended and as at December 31,
(millions of U.S. dollars, except per share amounts)	2013		2012		2011(1)
Consolidated Income Statement Data:
Revenues		12,702		13,132		13,650
Operating profit (loss)		1,516		2,570		(778)
Earnings (loss) earnings from continuing operations		175		2,040		(1,457)
Net earnings (loss)		185		2,042		(1,453)
Basic earnings (loss) per share from continuing operations		$0.15		$2.40		$(1.75)
Basic earnings (loss) per share		$0.16		$2.40		$(1.74)
Diluted earnings (loss) per share from continuing operations		$0.15		$2.39		$(1.75)
Diluted earnings (loss) per share		$0.16		$2.39		$(1.74)
Consolidated Statement of Financial Position Data:
Total assets		32,439		32,537		32,438
Total long-term financial liabilities(2)		7,572		6,260		7,187
Dividend Data:
Dividends per Thomson Reuters Corporation common share (US$)		$1.30		$1.28		$1.24
Dividends per Thomson Reuters Corporation Series II preference share (C$)	$	C0.53	$	C0.53	$	C0.53
Non-IFRS Data (unaudited) (3):
Revenues from ongoing businesses		12,543		12,443		12,267
Adjusted EBITDA		3,070		3,310		3,149
Adjusted EBITDA margin		24.5%		26.6%		25.7%
Adjusted EBITDA less capital expenditures		2,067		2,364		2,199
Adjusted EBITDA less capital expenditures margin		16.5%		19.0%		17.9%
Underlying operating profit		1,881		2,205		2,341
Underlying operating profit margin		15.0%		17.7%		19.1%
Adjusted earnings		1,283		1,567		1,454
Adjusted earnings per share		$1.54		$1.89		$1.74
Net debt		6,715		5,702		7,005
Free cash flow		1,163		1,737		1,602
Free cash flow from ongoing businesses		1,098		1,516		1,232

(1)	Revised to reflect the retrospective application of amendments to IAS 19, Employee Benefits and the adoption of IFRS 11, Joint Arrangements.

(2)	Long-term financial liabilities are comprised of “Long-term indebtedness” and “Other financial liabilities” classified as non-current on our consolidated statement of financial position.

(3)	Non-IFRS financial measures are defined in Appendix A of this management’s discussion and analysis.

Thomson Reuters Annual Report 2013

APPENDIX G

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2013	2012	2013	2012	2013	2012	2013	2012
Revenues	3,175	3,315	3,163	3,272	3,086	3,181	3,278	3,364
Operating profit	390	364	597	1,297	316	372	213	537
(Loss) earnings from continuing operations	(17)	308	256	916	283	451	(347)	365
(Loss) earnings from discontinued operations, net of tax	-	(2)	6	(1)	-	2	4	3
Net (loss) earnings	(17)	306	262	915	283	453	(343)	368
(Loss) earnings attributable to common shareholders	(31)	294	248	902	271	441	(351)	352

Dividends declared on preference shares	(1)	(1)	(1)	(1)	-	-	(1)	(1)

Basic (loss) earnings per share
From continuing operations	$(0.04)	$0.35	$0.29	$1.09	$0.33	$0.53	$(0.43)	$0.41
From discontinued operations	-	-	0.01	-	-	-	-	0.01
	$(0.04)	$0.35	$0.30	$1.09	$0.33	$0.53	$(0.43)	$0.42
Diluted (loss) earnings per share
From continuing operations	$(0.04)	$0.35	$0.29	$1.08	$0.33	$0.53	$(0.43)	$0.41
From discontinued operations	-	-	0.01	-	-	-	-	0.01
	$(0.04)	$0.35	$0.30	$1.08	$0.33	$0.53	$(0.43)	$0.42

Our revenues and operating profits on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profits.

Revenues - Revenues declined in each of the trailing four quarters compared to the respective prior-year periods, primarily reflecting the impact of divestitures. Revenue performance over these periods also reflected challenges in our Financial & Risk segment, including an overall difficult economic environment. This dynamic was partially offset by growth in our Legal, Tax & Accounting and Intellectual Property & Science segments. Acquisitions contributed to revenue changes. Foreign currency had a negative impact on revenues in the first, second and third quarters of 2013 and no impact in the fourth quarter of 2013.

Operating profit – In the fourth quarter of 2013, operating profit included $275 million of charges associated with our simplification initiatives. Operating profit in the second quarter of 2012 included gains on sales of businesses of $789 million, primarily from the sale of our Healthcare business.

Net (loss) earnings - The net loss in the fourth quarter of 2013 was due to tax expense of $425 million associated with the consolidation of the ownership and management of our technology and content assets, which are part of our simplification program, and $275 million of charges, primarily severance associated with our simplification initiatives. The decrease in net earnings in the third quarter of 2013 reflected lower income tax benefits, as the 2012 period included higher tax benefits from the reversal of uncertain tax provisions and changes in estimates identified during the preparation of prior year income tax returns. The decrease in the second quarter of 2013 was due to prior year gains from the sales of businesses, primarily our Healthcare business. The net loss in the first quarter of 2013 was due to higher tax expense of $235 million associated with the consolidation of the ownership and management of our technology and content assets.

Thomson Reuters Annual Report 2013

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for the Consolidated Financial Statements

The management of Thomson Reuters Corporation (the “Company”) is responsible for the accompanying consolidated financial statements and other information included in this annual report. The financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.
The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditor to discuss auditing matters and financial reporting issues. In addition, the Audit Committee approves the interim consolidated financial statements and recommends to the board of directors the approval of the annual consolidated financial statements and the annual appointment of the independent auditor. The board of directors has approved the information contained in the accompanying consolidated financial statements.

James C. Smith	Stephane Bello
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

March 12, 2014

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is a process that was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Thomson Reuters Corporation (the “Company”); (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of its system of internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in its report which appears herein.

James C. Smith	Stephane Bello
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

March 12, 2014

Thomson Reuters Annual Report 2013

Report of Independent Registered Public Accounting Firm

TO THE SHAREHOLDERS OF THOMSON REUTERS CORPORATION:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flow present fairly, in all material respects, the financial position of Thomson Reuters Corporation and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
New York, New York
March 12, 2014

Thomson Reuters Annual Report 2013

THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
(millions of U.S. dollars, except per share amounts)	Notes	2013	2012
Revenues		12,702	13,132
Operating expenses	5	(9,554)	(9,710)
Depreciation		(416)	(425)
Amortization of computer software		(773)	(691)
Amortization of other identifiable intangible assets		(641)	(619)
Other operating gains, net	6	198	883
Operating profit		1,516	2,570
Finance costs, net:
Net interest expense	7	(460)	(453)
Other finance (costs) income	7	(53)	40
Income before tax and equity method investments		1,003	2,157
Share of post-tax earnings and impairment in equity method investments	8	20	9
Tax expense	9	(848)	(126)
Earnings from continuing operations		175	2,040
Earnings from discontinued operations, net of tax		10	2
Net earnings		185	2,042
Earnings attributable to:
Common shareholders		137	1,989
Non-controlling interests		48	53

Earnings per share:	10
Basic earnings per share:
From continuing operations		$0.15	$2.40
From discontinued operations		0.01	-
Basic earnings per share		$0.16	$2.40

Diluted earnings per share:
From continuing operations		$0.15	$2.39
From discontinued operations		0.01	-
Diluted earnings per share		$0.16	$2.39

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2013

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
(millions of U.S. dollars)	Notes	2013	2012
Net earnings		185	2,042
Other comprehensive income (loss):
Cash flow hedges adjustments to earnings	19	160	(57)
Foreign currency translation adjustments to earnings		(4)	-
Items that may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to equity		(121)	23
Foreign currency translation adjustments to equity		(112)	13
		(233)	36
Item that will not be reclassified to net earnings:
Net remeasurement gains (losses) on defined benefit pension plans, net of tax(1)	26	279	(153)
Other comprehensive income (loss):		202	(174)
Total comprehensive income		387	1,868

Comprehensive income for the period attributable to:
Common shareholders		339	1,815
Non-controlling interests		48	53

(1)	The related tax (expense) benefit was $(142) million and $90 million for the years ended December 31, 2013 and 2012, respectively.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2013

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,
(millions of U.S. dollars)	Notes	2013	2012
ASSETS
Cash and cash equivalents	11	1,316	1,283
Trade and other receivables	12	1,751	1,818
Other financial assets	19	183	72
Prepaid expenses and other current assets	13	650	638
Current assets excluding assets held for sale		3,900	3,811
Assets held for sale	14	-	302
Current assets		3,900	4,113
Computer hardware and other property, net	15	1,291	1,416
Computer software, net	16	1,622	1,659
Other identifiable intangible assets, net	17	7,890	8,134
Goodwill	18	16,871	16,251
Other financial assets	19	192	355
Other non-current assets	20	583	559
Deferred tax	23	90	50
Total assets		32,439	32,537

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	19	596	1,008
Payables, accruals and provisions	21	2,624	2,612
Deferred revenue		1,348	1,222
Other financial liabilities	19	193	95
Current liabilities excluding liabilities associated with assets held for sale		4,761	4,937
Liabilities associated with assets held for sale	14	-	35
Current liabilities		4,761	4,972
Long-term indebtedness	19	7,470	6,223
Provisions and other non-current liabilities	22	1,759	2,502
Other financial liabilities	19	102	37
Deferred tax	23	1,917	1,305
Total liabilities		16,009	15,039

Equity
Capital	24	10,347	10,371
Retained earnings		7,303	8,311
Accumulated other comprehensive loss		(1,614)	(1,537)
Total shareholders’ equity		16,036	17,145
Non-controlling interests		394	353
Total equity		16,430	17,498
Total liabilities and equity		32,439	32,537

Contingencies (note 29)

The related notes form an integral part of these consolidated financial statements.

These financial statements were approved by the Company’s board of directors on March 5, 2014.

David Thomson	James C. Smith
Director	Director

Thomson Reuters Annual Report 2013

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW

		Year ended December 31,
(millions of U.S. dollars)	Notes	2013	2012
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings		185	2,042
Adjustments for:
Depreciation		416	425
Amortization of computer software		773	691
Amortization of other identifiable intangible assets		641	619
Net gains on disposals of businesses and investments		(195)	(829)
Deferred tax	23	434	(149)
Other	27	289	18
Pension contributions	26	(500)	-
Changes in working capital and other items	27	60	(159)
Net cash provided by operating activities		2,103	2,658
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	28	(1,241)	(1,301)
Proceeds from disposals of businesses and investments, net of taxes paid		550	1,901
Capital expenditures, less proceeds from disposals		(1,004)	(964)
Other investing activities		67	46
Investing cash flows from continuing operations		(1,628)	(318)
Investing cash flows from discontinued operations		6	90
Net cash used in investing activities		(1,622)	(228)
FINANCING ACTIVITIES
Proceeds from debt	19	3,268	-
Repayments of debt	19	(2,240)	(2)
Net repayments under short-term loan facilities		(3)	(422)
Repurchases of common shares	24	(400)	(168)
Dividends paid on preference shares		(3)	(3)
Dividends paid on common shares	24	(1,038)	(1,021)
Other financing activities		(19)	65
Net cash used in financing activities		(435)	(1,551)
Translation adjustments on cash and cash equivalents		(13)	-
Increase in cash and cash equivalents		33	879
Cash and cash equivalents at beginning of period	11	1,283	404
Cash and cash equivalents at end of period	11	1,316	1,283

Supplemental cash flow information is provided in note 27.

Interest paid		(414)	(419)
Interest received		9	5

Income taxes paid:
Within operating activities		(236)	(249)
Within investing activities		(98)	(197)
Total income taxes paid		(334)	(446)

Interest paid is reflected as an operating cash flow and is net of debt-related hedges. Interest received is reflected as either an operating or investing cash flow depending on the nature of the underlying transaction.

Income taxes paid and received are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2013

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Non-controlling interests	Total
Balance, December 31, 2012	10,201	170	10,371	8,311	(56)	(1,481)	(1,537)	353	17,498
Comprehensive income (loss)(1)	-	-	-	416	39	(116)	(77)	48	387
Change in ownership interest of subsidiary(2)	-	-	-	(10)	-	-	-	34	24
Distributions to non-controlling interest	-	-	-	-	-	-	-	(41)	(41)
Dividends declared on preference shares	-	-	-	(3)	-	-	-	-	(3)
Dividends declared on common shares	-	-	-	(1,077)	-	-	-	-	(1,077)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	39	-	39	-	-	-	-	-	39
Repurchases of common shares(3)	(166)	-	(166)	(334)	-	-	-	-	(500)
Stock compensation plans	96	7	103	-	-	-	-	-	103
Balance, December 31, 2013	10,170	177	10,347	7,303	(17)	(1,597)	(1,614)	394	16,430

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on cash flow hedges	Foreign currency translation adjustments	AOCL	Non-controlling interests	Total
Balance, December 31, 2011	10,134	154	10,288	7,633	(22)	(1,494)	(1,516)	345	16,750
Comprehensive income (loss)(1)	-	-	-	1,836	(34)	13	(21)	53	1,868
Distributions to non-controlling interest	-	-	-	-	-	-	-	(45)	(45)
Dividends declared on preference shares	-	-	-	(3)	-	-	-	-	(3)
Dividends declared on common shares	-	-	-	(1,059)	-	-	-	-	(1,059)
Shares issued under DRIP	38	-	38	-	-	-	-	-	38
Repurchases of common shares	(72)	-	(72)	(96)	-	-	-	-	(168)
Stock compensation plans	101	16	117	-	-	-	-	-	117
Balance, December 31, 2012	10,201	170	10,371	8,311	(56)	(1,481)	(1,537)	353	17,498

(1)	Retained earnings for the year ended December 31, 2013 includes net remeasurement gains on defined benefit pension plans of $279 million, net of tax (2012 - losses of $153 million, net of tax).

(2)	Includes cash contribution of $24 million by the non-controlling interests.

(3)	Includes stated share capital of $32 million and retained earnings of $68 million related to the Company’s pre-defined share repurchase plan. See note 24.

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2013

THOMSON REUTERS CORPORATION

Notes to Consolidated Financial Statements

(unless otherwise stated, all amounts are in millions of U.S. dollars)

NOTE 1: SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company provides intelligent information to businesses and professionals. Its offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

These consolidated financial statements were approved by the Company’s board of directors on March 5, 2014.

Basis of preparation

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 2.

Changes in accounting policies

IAS 19, Employee Benefits

The Company adopted amendments to IAS 19, Employee Benefits, beginning January 1, 2013 with retrospective application from January 1, 2012. The standard introduces a measure of net interest income (expense) computed on the net pension asset (obligation) that replaced separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The standard also requires immediate recognition of past service costs associated with benefit plan changes. Under the previous standard, past service costs were recognized over the vesting period. As part of the adoption, the Company reclassified pension net interest to finance costs from its former classification within operating profit.

Under retrospective application of the new standard, the Company’s restated net earnings for 2012 are lower than originally reported. The decrease arises because net interest income (expense) is now calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets (“EROA”) previously used to measure net interest attributable to plan assets. The EROA is no longer a critical accounting estimate under the new standard. The adoption impact on the financial statement captions for the years ended December 31, 2013 and 2012 was as follows:

Consolidated Income Statement	Year ended December 31,
Increase (decrease)	2013	2012
Operating expenses	47	48
Operating profit	(47)	(48)
Net interest expense	62	63
Income before tax and equity method investments	(109)	(111)
Tax benefit (expense)	28	30
Net earnings	(81)	(81)

Basic earnings per share	($0.10)	($0.10)
Diluted earnings per share	($0.10)	($0.10)

Consolidated Statement of Comprehensive Income	Year ended December 31,
Increase (decrease)	2013	2012
Net earnings	(81)	(81)
Other comprehensive income (loss):
Net remeasurement gains (losses) on defined benefit pension plans, net of tax	81	81

Thomson Reuters Annual Report 2013

Consolidated Statement of Cash Flow	Year ended December 31,
Increase (decrease)	2013	2012
Operating Activities
Net earnings	(81)	(81)
Adjustments for:
Deferred tax	(28)	(30)
Other	109	111

There was no impact to the consolidated statement of financial position at December 31, 2013 and 2012.

Consolidation, Joint Ventures and Separate Financial Statements

The Company adopted the following standards regarding consolidation, joint ventures and separate financial statements beginning January 1, 2013 with retrospective application from January 1, 2012:

IFRS 10	Consolidated Financial Statements
IFRS 10 replaces the guidance on ‘consolidation’ in IAS 27 - Consolidated and Separate Financial Statements, and Standing Interpretations Committee (“SIC”) 12 - Consolidation - Special Purpose Entities. The new standard contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including special purpose entities. The new standard also sets out requirements for situations when control is difficult to assess, including circumstances in which voting rights are not the dominant factor in determining control.

IFRS 11	Joint Arrangements
IFRS 11 replaces the guidance on ‘joint ventures’ in IAS 31 - Interests in Joint Ventures, and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Ventures. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method and eliminates the option to proportionally consolidate.

IAS 27	Separate Financial Statements	IAS 27 has been amended for the issuance of IFRS 10, but retains the current guidance for separate financial statements.
IAS 28	Investments in Associates and Joint Ventures
IAS 28 has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. The amendment requires that where a joint arrangement is determined to be a joint venture under IFRS 11, it should be accounted for using the equity method guidance provided in this standard.

The adoption of the pronouncements and amendments described above did not have a material impact on the Company’s results for the years ended December 31, 2013 and 2012 and financial position at December 31, 2013 and 2012. However, as a result of the adoption of these standards, the Company no longer proportionately consolidates its joint arrangements in (i) Omgeo, a provider of trade management services formerly within its Financial & Risk segment which was sold in the fourth quarter of 2013, and (ii) Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market, within its Legal segment. Instead, the Company now applies the equity method to these joint ventures. Under retrospective application of the new standard, there is no impact to the Company’s restated net earnings for 2012. However, consolidated revenues are lower than those previously reported in prior periods and the operating profit of each joint venture has been reclassified from consolidated operating profit to share of post-tax earnings in equity method investments. Segment results no longer include revenues or operating profits from these joint arrangements.

Thomson Reuters Annual Report 2013

Other Pronouncements and Amendments

The following other pronouncements and amendments were also effective beginning January 1, 2013, but did not have a material impact on the Company’s results for the years ended December 31, 2013 and 2012 and financial position at December 31, 2013 and 2012:

IFRS 7	Financial Instruments: Disclosures
IFRS 7 has been amended to provide common disclosure requirements with U.S. GAAP about rights of offset and related arrangements for financial statements under an enforceable master netting or similar arrangement.

IFRS 12	Disclosure of Interests in Other Entities
IFRS 12 sets out the required disclosures for entities applying IFRS 10, 11 and IAS 28 (as amended in 2011). The new standard combines, enhances and replaces the disclosure requirements for subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13	Fair Value Measurement
IFRS 13 defines 'fair value' and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. The new standard reduces complexity and improves consistency by clarifying the definition of fair value and requiring its application to all fair value measurements.

Prior period amounts have been restated to reflect the retrospective application of amendments to IAS 19, Employee Benefits, and the adoption of IFRS 11, Joint Arrangements.

Principles of consolidation

The consolidated financial statements of the Company include the accounts of all of its subsidiaries.

Subsidiaries

Subsidiaries are entities over which the Company has control, where control is defined as the power to govern financial and operating policies. Generally, the Company has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is transferred to the Company, and are de-consolidated from the date control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries as follows:

•
acquisition cost is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, excluding transaction costs which are expensed as incurred;

•	identifiable assets acquired and liabilities assumed are measured at their fair values at the acquisition date;

•	the excess of acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill;

•
if the acquisition cost is less than the fair value of the net assets acquired, the fair value of the net assets is re-assessed and any remaining difference is recognized directly in the consolidated income statement;

•
contingent consideration is measured at fair value on the acquisition date, with subsequent changes in the fair value recorded through the consolidated income statement when the contingent consideration is a financial liability. Contingent consideration is not re-measured when it is an equity instrument; and

•	upon gaining control in a step acquisition, the existing ownership interest is re-measured to fair value through the consolidated income statement.

Intercompany transactions between subsidiaries are eliminated in consolidation.

Non-controlling interests represent third party shareholdings in a subsidiary controlled by the Company. Non-controlling interests are measured at fair value on the date acquired plus their proportionate share of subsequent changes in equity. Transactions with third party shareholders, including purchases and sales of ownership interests, that do not result in a change of control in a subsidiary are recorded directly in equity. Sales of ownership interests that result in a loss of control of the subsidiary are recorded in earnings.

Thomson Reuters Annual Report 2013

Equity method investees

Equity method investees are entities over which the Company has significant influence, but not control. Generally, the Company has a shareholding of between 20% and 50% of the voting rights in its equity method investees. Investments in equity method investees are accounted for using the equity method as follows:

•	investments are initially recognized at cost;

•	equity method investees include goodwill identified on acquisition, net of any accumulated impairment loss;

•	the Company’s share of post-acquisition profits or losses is recognized in the consolidated income statement and is adjusted against the carrying amount of the investments;

•
when the Company’s share of losses equals or exceeds its interest in the investee, including unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee; and

•
gains on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities, and losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Joint ventures

Joint ventures are entities over which the Company has joint control with one or more unaffiliated entities. Joint ventures are accounted for using the equity method as described under equity method investees.

The accounting policies of subsidiaries, equity method investees and joint ventures were changed where necessary to ensure consistency with the policies adopted by the Company.

Operating segments

The Company’s operating segments are organized around the markets it serves and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The Chief Executive Officer has authority for resource allocation and assessment of the Company’s performance and is therefore the CODM.

Foreign currency

The consolidated financial statements are presented in U.S. dollars, which is the Company's presentation currency.

The financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions as well as from the translation of monetary assets and liabilities not denominated in the functional currency of the subsidiary, are recognized in the consolidated income statement, except for qualifying cash flow hedges which are deferred in accumulated other comprehensive loss in shareholders’ equity.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated to U.S. dollars at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders' equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

Foreign exchange gains and losses arising from the following are presented in the consolidated income statement within “Finance costs, net”:

•	borrowings and related hedging instruments;
•	cash and cash equivalents; and
•	intercompany loans that are not permanent in nature.

Upon loss of control, significant influence or joint control of the applicable entity, foreign exchange gains and losses arising from settlement of intercompany loans previously considered permanent in nature are presented in the consolidated income statement within “Other operating gains, net”.

All other foreign exchange gains and losses are presented in the consolidated income statement within “Operating expenses.”

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to “€” are to Euros.

Thomson Reuters Annual Report 2013

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, net of estimated returns, discounts, value-added and other sales taxes, and after eliminating intercompany sales. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue from the rendering of services is recognized when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the stage of completion can be measured reliably;

•	the receipt of economic benefits is probable; and

•	costs incurred and to be incurred can be measured reliably.

Revenue from the sale of goods is recognized when the following criteria are met:

•	the risks and rewards of ownership, including managerial involvement, have transferred to the buyer;

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits is probable; and

•	costs incurred or to be incurred can be measured reliably.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

Subscription-based products, including software term licenses

Subscription revenues from sales of products and services that are delivered under a contract over a period of time are recognized on a straight-line basis over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as services are delivered. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue.

Multiple component arrangements

When a single sales transaction requires the delivery of more than one product or service (multiple components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to that customer and the fair value associated with the product or service can be measured reliably. The amount recognized as revenue for each component is the fair value of the element in relation to the fair value of the arrangement as a whole.

Installation or implementation services

Certain arrangements include installation or implementation services. Consulting revenues from these arrangements are accounted for separately from software or subscription revenue if the services have stand-alone value to that customer and the amount attributed to the services can be measured reliably. If the services do not qualify for separate accounting, they are recognized together with the related software or subscription revenue.

Sales involving third parties

Revenue from sales of third party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction.

Other service contracts

For service or consulting arrangements, revenues are recognized as services are performed, generally based on hours incurred relative to total hours expected to be incurred.

Employee future benefits

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined on an annual basis by independent actuaries using the projected unit credit method. The determination of benefit expense requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Actual results will differ from results which are estimated based on assumptions. Past service cost arising from plan amendments is recognized immediately in the consolidated income statement.

Thomson Reuters Annual Report 2013

The asset or liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the consolidated statement of comprehensive income. For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan.

Payments to defined contribution plans are expensed as incurred, which is as the related employee service is rendered.

Share-based compensation plans

The Company operates a number of equity-settled and cash-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company or cash payments based on the value of equity instruments of the Company.

For equity-settled share-based compensation, expense is based on the grant date fair value of the awards expected to vest over the vesting period. For cash-settled share-based compensation, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated income statement.

Termination benefits

Termination benefits are generally payable when employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for benefits. The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without realistic possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Profit sharing and bonus plans

Liabilities for bonuses and profit-sharing are recognized based on a formula that takes into consideration various financial metrics after certain adjustments. The Company recognizes an accrual where contractually obliged or where there is a past practice that has created a constructive obligation to make such compensation payments.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Trade receivables

Trade receivables are amounts due from customers from providing services or the sale of goods in the ordinary course of business. Trade receivables are classified as current assets if payment is due within one year or less. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less impairment.

The Company maintains an allowance for doubtful accounts and sales adjustments to provide for impairment of trade receivables. The expense relating to doubtful accounts is included within “Operating expenses” in the consolidated income statement. Revenues are recorded net of sales adjustments.

Computer hardware and other property

Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3-5 years
Buildings and building improvements	5-40 years
Furniture, fixtures and equipment	3-10 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Thomson Reuters Annual Report 2013

Intangible assets

Computer software

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use or sell it;

•	there is an ability to use or sell the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•	the expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the consolidated statement of financial position. These costs are amortized over their expected useful lives, which range from three to five years. Amortization expense is included in “Amortization of computer software” in the consolidated income statement. Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary or equity method investee at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include an allocation of goodwill.

Other identifiable intangible assets

Upon acquisition, identifiable intangible assets are recorded at fair value and are carried at cost less accumulated amortization.

Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Trade names	2-27 years
Customer relationships	2-30 years
Databases and content	2-30 years
Other	2-30 years

Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Impairment

Impairments are recorded when the recoverable amount of assets are less than their carrying amounts. The recoverable amount is the higher of an asset’s fair value less costs of disposal or its value in use. Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

Intangible assets

The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment. Specifically, for purposes of impairment testing:

•	the fair value of trade names is determined using an income approach, specifically the relief from royalties method; and

•
goodwill is allocated to cash-generating units (“CGUs”) or groups of CGUs based on the level at which management monitors it, which is not higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.

Thomson Reuters Annual Report 2013

Non-financial assets

The carrying value of a non-financial asset with a finite life, such as computer hardware or software, is assessed for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. In addition, a long-lived asset that is not amortized, such as an equity investment, is subject to annual or more frequent impairment assessments. An asset is assessed for impairment at the lowest level that the asset generates cash inflows that are largely independent of cash inflows from other assets. The lowest level may be an individual asset or a group of assets that form a CGU.

Disposal of long-lived assets and discontinued operations

Long-lived assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use and such sale is considered highly probable. The criteria for classification as held for sale include a firm decision by management or the board of directors to dispose of a business or a group of selected assets, an active marketing plan, and the expectation that such disposal will be completed within a 12 month period. Assets held for sale are measured at the lower of their carrying amounts or their fair value less costs of disposal and are no longer depreciated. Assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Company and they:

•	represent a separate major line of business or geographical area of operations;

•	are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	are a subsidiary acquired exclusively with a view to resale.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade payables are recognized initially at fair value and subsequently measured at amortized cost, and are classified as current liabilities if payment is due within one year or less.

Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Indebtedness

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently stated at amortized cost with any difference between the proceeds (net of transactions costs) and the redemption value recognized in the consolidated income statement over the term of the debt using the effective interest method. Where a debt instrument is in a fair value hedging relationship, a fair value adjustment is made to its carrying value to reflect hedged risk. Interest on indebtedness is expensed as incurred unless capitalized for qualifying assets in accordance with IAS 23, Borrowing Costs.

Debt is classified as a current liability unless the Company has an unconditional right to defer settlement for at least 12 months after the end of the reporting period.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed.

Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease (net of any incentives received from the lessor) are recognized in the consolidated income statement on a straight-line basis over the period of the lease.

Thomson Reuters Annual Report 2013

Finance lease

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance charge and the liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Financial assets

Purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to or by the Company. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or were transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired:

Financial assets at fair value through the consolidated income statement

•	Classification

Financial assets are classified at fair value through the consolidated income statement if acquired principally for the purpose of selling in the short-term, such as financial assets held for trading, or if so designated by management. Assets in this category principally include embedded derivatives and derivatives which do not qualify for hedge accounting.

•	Recognition and measurement

Financial assets carried at fair value through the consolidated income statement are initially recognized, and subsequently carried, at fair value, with changes recognized in the consolidated income statement. Transaction costs are expensed.

Loans and receivables

•	Classification

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. Assets in this category include “Trade and other receivables” and “Cash and cash equivalents” and are classified as current assets in the consolidated statement of financial position.

•	Recognition and measurement

Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method.

Available-for-sale financial assets

•	Classification

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in other non-current financial assets unless management intends to dispose of the investment within 12 months of the end of the reporting period. Included within this category are investments in entities over which the Company does not have control, joint control or significant influence.

•	Recognition and measurement

Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value with changes recognized in other comprehensive income. Upon sale or impairment, the accumulated fair value adjustments recognized in other comprehensive income are included in the consolidated income statement.

Offsetting financial instruments

Financial assets and liabilities are offset and reported net in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or to simultaneously realize the asset and settle the liability.

Thomson Reuters Annual Report 2013

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset is impaired. Impairments are measured as the excess of the carrying amount over the fair value and are recognized in the consolidated income statement.

Derivative financial instruments and hedging

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Non-performance risk, including the Company’s own credit risk is considered when determining the fair value of financial instruments.

The Company designates certain derivatives as either:

•	Fair value hedges

These are hedges of the fair value of recognized assets, liabilities or a firm commitment. Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the consolidated income statement together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

•	Cash flow hedges

These are hedges of highly probable forecast transactions. The effective portion of changes in the fair value of derivatives that are designated as a cash flow hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. Additionally:

•	amounts accumulated in other comprehensive income are recycled to the consolidated income statement in the period when the hedged item will affect earnings;

•
when a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in other comprehensive income remains in other comprehensive income and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement; and

•	when a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately recognized in the consolidated income statement.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments, while providing effective economic hedges, are not designated as hedges for accounting purposes. Changes in the fair value of any derivatives that are not designated as hedges for accounting purposes are recognized within “Other finance (costs) income” (see note 7) or “Operating expenses” (see note 5) in the consolidated income statement consistent with the underlying nature and purpose of the derivative instruments.

Embedded derivatives

An embedded derivative is a feature within a contract where the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. The Company has embedded foreign currency derivatives in certain revenue and purchase contracts where the currency of the contract is different from the functional or local currencies of the parties involved. These derivatives are accounted for as separate instruments and are measured at fair value at the end of the reporting period using forward exchange market rates. Changes in their fair values are recognized within “Operating expenses” in the consolidated income statement.

Thomson Reuters Annual Report 2013

Taxation

Tax expense comprises current and deferred income tax. Tax is recognized in the consolidated income statement except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are currently not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax liabilities:

•	are generally recognized for all taxable temporary differences;

•
are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future or create a tax liability; and

•	are not recognized on temporary differences that arise from goodwill that is not deductible for tax purposes.

Deferred tax assets:

•	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•
are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

NOTE 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s:

•	most critical estimates and assumptions in determining the value of assets and liabilities; and

•	most critical judgments in applying accounting policies.

Critical accounting estimates and assumptions

Allowance for doubtful accounts and sales adjustments

The Company must make an assessment of whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected. At December 31, 2013, the combined allowances were $117 million, or 6%, of the gross trade accounts receivable balance of approximately $1.9 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax earnings by approximately $19 million for the year ended December 31, 2013.

Thomson Reuters Annual Report 2013

Computer software

Computer software represented approximately $1.6 billion of total assets in the consolidated statement of financial position at December 31, 2013. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to customers. As part of the software development process, management must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if management’s current assessment of its software projects differs from actual performance.

Other identifiable intangible assets and goodwill

Other identifiable intangible assets and goodwill represented approximately $7.9 billion and $16.9 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2013. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires the Company to identify and attribute values and estimated lives to the intangible assets acquired based on their estimated fair value. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

Subsequent to acquisition, the Company tests other identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on management’s latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital.

If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, the Company could record increased amortization or impairment charges in the future.

See note 18 for discussion of the annual impairment testing of goodwill.

Employee future benefits

The Company sponsors defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions. See note 26 for further details including an estimate of the impact on the financial statements from changes in the most critical assumptions.

Income taxes

The Company computes an income tax provision in each of the jurisdictions in which it operates. These income tax provisions include amounts that are based upon the Company’s estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods. See note 9 for further details on income taxes including a discussion on sensitivity.

Thomson Reuters Annual Report 2013

Critical judgments in applying accounting policies

Revenue recognition

As described in note 1, the Company assesses the criteria for the recognition of revenue related to arrangements that have multiple components. These assessments require judgment by management to determine if there are separately identifiable components as well as how to allocate the total price among the components. Deliverables are accounted for as separately identifiable components if they can be understood without reference to the series of transactions as a whole. In concluding whether components are separately identifiable, management considers the transaction from the customer’s perspective. Among other factors, management assesses whether the service or good is sold separately by the Company in the normal course of business or whether the customer could purchase the service or good separately. With respect to the allocation of price among components, management uses its judgment to assign a fair value to each component. As evidence of fair value, management looks to such items as the price for the component when sold separately, renewal rates for specific components and prices for a similar product sold separately.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, relevant taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

NOTE 3: RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee that will be effective for accounting periods beginning on or after January 1, 2014. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

The following pronouncements are effective for annual accounting periods beginning January 1, 2014:

IAS 32	Financial Instruments: Presentation
IAS 32 has been amended to clarify certain requirements for offsetting financial assets and liabilities. The amendment addresses the meaning and application of the concepts of legally enforceable right of set-off and simultaneous realization and settlement. IAS 32 relates to presentation and disclosures and is not anticipated to have a material impact on the Company’s results and financial position.

IAS 36	Impairment of Assets
IAS 36 has been amended to require disclosure of the recoverable amount of an asset (including goodwill) or a cash generating unit when an impairment loss has been recognized or reversed in the period. When the recoverable amount is based on fair value less costs of disposal, the valuation techniques and key assumptions must also be disclosed. The amendment is not anticipated to have a material impact on the Company’s results and financial position.

IAS 39	Financial Instruments: Recognition and Measurement
IAS 39 has been amended to allow hedge accounting to continue when, as a result of laws or regulations, the counterparty to a derivative designated as a hedging instrument is replaced by a central clearing counterparty. The amendment is not anticipated to have a material impact on the Company’s results and financial position.

IFRIC 21	Levies
IFRIC 21 addresses the recognition requirements for a liability to pay a levy imposed by a government, other than an income tax. The interpretation requires the recognition of a liability when the event, identified by the legislation, triggering the obligation to pay the levy occurs. IFRIC 21 is not anticipated to have a material impact on the Company’s results and financial position.

Thomson Reuters Annual Report 2013

The following pronouncements are effective for annual accounting periods beginning January 1, 2015 or later:

IAS 19	Employee Benefits
IAS 19 amendment, Defined Benefit Plans: Employee Contributions, clarifies the accounting for contributions from employees. Employee contributions, which are often a fixed percentage of salary, may be recognized as a reduction in the service cost component of pension expense in the same period the employee provides services. However, if the employee contribution rate varies based on years of service, the reduction in expense must be allocated over future service periods, mirroring the service cost recognition pattern. The amendment is not anticipated to have a material impact on the Company’s results and financial position.

IFRS 7	Financial Instruments: Disclosures
IFRS 7 has been amended to require disclosures that are either permitted or required on the basis of the entity’s date of adoption of IFRS 9 and whether the entity elects to restate prior periods under IFRS 9. IFRS 7 is not anticipated to have a material impact on the Company’s results and financial position.

IFRS 9	Financial Instruments (Classification and Measurement)
IFRS 9 replaces:
•  The guidance on ‘classification and measurement’ of financial instruments in IAS 39 - Financial Instruments - Recognition and Measurement. The new standard requires a consistent approach to the classification of financial assets and replaces the numerous categories of financial assets in IAS 39 with two categories, measured at either amortized cost or at fair value. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

Financial Instruments (Hedge Accounting)
• Much of the guidance on hedge accounting in IAS 39 - Financial Instruments - Recognition and Measurement. The new standard (a) no longer requires the use of a specific quantitative threshold to determine if the hedging relationship is highly effective in order to qualify for hedge accounting; (b) removes restrictions that prevented some economically rational hedging strategies from qualifying for hedge accounting; and (c) allows purchased options, forwards and non-derivative financial instruments to be hedging instruments in applicable circumstances.

IFRS 9 is being assessed to determine its impact on the Company’s results and financial position.

NOTE 4: SEGMENT INFORMATION

The Company is organized as four reportable segments reflecting how the businesses are managed: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science. The accounting policies applied by the segments are the same as those applied by the Company. Segment information for 2012 was reclassified to reflect the current presentation. The reportable segments offer products and services to target markets as described below.

Financial & Risk

The Financial & Risk segment is a provider of critical news, information and analytics, enabling transactions and bringing together financial communities. Financial & Risk also provides regulatory and operational risk management solutions.

Legal

The Legal segment is a provider of critical online and print information, decision support tools, software and services to support legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Thomson Reuters Annual Report 2013

Intellectual Property & Science

The Intellectual Property & Science segment is a provider of comprehensive intellectual property and scientific information, decision support tools and services that enable governments, academia, publishers, corporations and law firms to discover, develop and deliver innovations.

The Company also reports “Corporate & Other” and “Other Businesses”. These categories neither qualify as a component of another reportable segment nor as a separate reportable segment.

•
Corporate & Other includes expenses for corporate functions, certain share-based compensation costs and the Reuters News business, which is comprised of the Reuters News Agency and consumer publishing; and

•
Other Businesses is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. See notes 6 and 14.

	Year ended December 31,
	2013	2012
Revenues
Financial & Risk	6,648	6,802
Legal	3,351	3,266
Tax & Accounting	1,243	1,161
Intellectual Property & Science	982	894
Reportable segments	12,224	12,123
Corporate & Other (includes Reuters News)	331	331
Eliminations	(12)	(11)
Revenues from ongoing businesses	12,543	12,443
Other Businesses(1)	159	689
Consolidated revenues	12,702	13,132

Operating profit
Segment operating profit
Financial & Risk	816	1,082
Legal	903	967
Tax & Accounting	257	238
Intellectual Property & Science	225	235
Reportable segments	2,201	2,522
Corporate & Other (includes Reuters News)	(320)	(317)
Underlying operating profit	1,881	2,205
Other Businesses(1)	64	137
Fair value adjustments (see note 5)	14	(36)
Amortization of other identifiable intangible assets	(641)	(619)
Other operating gains, net	198	883
Consolidated operating profit	1,516	2,570

	Depreciation and amortization of computer software		Additions to capital assets(2) and goodwill		Total assets
	Year ended December 31,		Year ended December 31,		December 31,
	2013	2012	2013	2012	2013	2012
Financial & Risk	641	609	636	1,090	17,669	17,985
Legal	291	279	1,024	260	6,754	6,083
Tax & Accounting	121	114	167	251	2,194	2,256
Intellectual Property & Science	79	68	144	440	1,796	1,731
Reportable segments	1,132	1,070	1,971	2,041	28,413	28,055
Corporate & Other (includes Reuters News)	57	35	396	370	4,010	3,941
Other Businesses(1)	-	11	2	36	16	541
Total	1,189	1,116	2,369	2,447	32,439	32,537

Thomson Reuters Annual Report 2013

Geographic Information
	Revenues		Non-current assets(3)
	Year ended December 31,		December 31,
(by country of origin)	2013	2012	2013	2012
U.S.	6,891	7,117	14,717	15,447
Canada(4)	372	384	1,358	1,383
Other	311	307	428	509
Americas (North America, Latin America, South America)	7,574	7,808	16,503	17,339

U.K.	1,786	1,688	4,207	3,211
Other	1,950	2,074	5,371	5,136
EMEA (Europe, Middle East and Africa)	3,736	3,762	9,578	8,347

Asia Pacific	1,392	1,562	1,837	2,054
Total	12,702	13,132	27,918	27,740

(1)
Significant businesses in this category include: Trade and Risk Management (trade and risk management solutions provider to financial institutions, sold in the first quarter of 2012); Healthcare (data analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., sold in the fourth quarter of 2012); and Investor Relations, Public Relations and Multimedia Solutions business (“Corporate Services”), provider of tools and solutions that help companies communicate with investors and media, sold in the second quarter of 2013.

(2)	Capital assets include computer hardware and other property, computer software and other identifiable intangible assets.

(3)	Non-current assets are primarily comprised of computer hardware and other property, computer software, other identifiable intangible assets, goodwill and investments in equity method investees.

(4)	Canada is the Company’s country of domicile.

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments.

•
Results from the Reuters News business and Other Businesses are excluded from reportable segments as they do not qualify as a component of the Company’s four reportable segments, nor as a separate reportable segment.

•	The Company uses segment operating profit to measure the operating performance of its reportable segments.

o
The costs of centralized support services such as technology, news, real estate, accounting, procurement, legal, and human resources are allocated to each segment based on usage or other applicable measures. However, technology and certain real estate assets associated with these allocations are not included within the reportable segments, but remain in Corporate and Other.

o
Segment operating profit is defined as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; (iv) corporate-related items; and (v) fair value adjustments. Management uses this measure because the Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.

o	While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

•
Management also uses revenues from ongoing businesses and underlying operating profit to measure its consolidated performance, which includes Reuters News. Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other, less eliminations.

•	Underlying operating profit is comprised of operating profit from reportable segments and Corporate & Other.

•	Other Businesses are excluded from both measures as they are not fundamental to the Company’s strategy.

•	Revenues from ongoing businesses and underlying operating profit do not have standardized meaning under IFRS, and therefore may not be comparable to similar measures of other companies.

Revenue by Classes of Similar Products or Services

The following table sets forth revenues by major type:

	Year ended December 31,
	2013	2012
Electronic, software & services	11,627	11,943
Print	1,075	1,189
Total	12,702	13,132

Thomson Reuters Annual Report 2013

NOTE 5: OPERATING EXPENSES

The components of operating expenses include the following:

	Year ended December 31,
	2013	2012
Salaries, commissions and allowances(1)	5,034	4,944
Share-based payments	51	101
Post-employment benefits	290	306
Total staff costs	5,375	5,351
Goods and services(2)	2,128	2,218
Data	997	1,026
Telecommunications	582	587
Real estate	486	492
Fair value adjustments(3)	(14)	36
Total operating expenses	9,554	9,710

(1)	In 2013, severance costs associated with the Company’s simplification initiatives were recorded in “Salaries, commissions and allowances”.

(2)	Goods and services include professional fees, consulting services, contractors, technology-related expenses, selling and marketing, and other general and administrative costs.

(3)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives and certain share-based awards.

Operating expenses include costs incurred in the ordinary course of business. In 2013, operating expenses also included $357 million of charges associated with the Company’s simplification initiatives, which were largely comprised of severance, and recorded primarily within Financial & Risk. Of these charges, $134 million was classified as a restructuring charge in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, (see note 22). In 2012, operating expenses included $115 million of severance charges.

NOTE 6: OTHER OPERATING GAINS, NET

In 2013, other operating gains, net, were $198 million, which were primarily comprised of a $136 million gain from the sale of the Corporate Services business, a $44 million gain from the sale of the Company’s 50% interest in Omgeo (see note 30), and a $29 million gain from the sale of a Canadian wholly owned subsidiary to a company affiliated with The Woodbridge Company Limited (“Woodbridge”) (see note 30), which were partially offset by $21 million of acquisition-related costs.

In 2012, other operating gains, net, were $883 million, which were primarily comprised of gains from the sales of the Healthcare, Portia and the Trade and Risk Management businesses as well as pension settlements (see note 26).

NOTE 7: FINANCE COSTS, NET

The components of finance costs, net, include interest (expense) income and other finance (costs) income as follows:

	Year ended December 31,
	2013	2012
Interest expense:
Debt	(402)	(412)
Derivative financial instruments - hedging activities	12	16
Other	(12)	(2)
Fair value gains (losses) on financial instruments:
Debt	5	5
Cash flow hedges, transfer from equity (see note 19)	(168)	57
Fair value hedges (see note 19)	(15)	(2)
Net foreign exchange gains (losses) on debt	178	(60)
Net interest expense - debt	(402)	(398)
Net interest expense - pension and other post-employment benefit plans (see note 1)	(62)	(63)
Interest income	4	8
Net interest expense	(460)	(453)

Thomson Reuters Annual Report 2013

	Year ended December 31,
	2013	2012
Net (losses) gains due to changes in foreign currency exchange rates	(36)	14
Net gains on derivative instruments	16	24
Loss from redemption of debt securities	(35)	-
Other	2	2
Other finance (costs) income	(53)	40

Net (losses) gains due to changes in foreign currency exchange rates

Net (losses) gains due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains on derivative instruments

Net gains on derivative instruments were principally comprised of amounts relating to freestanding derivative instruments.

Loss from redemption of debt securities

Loss from redemption of debt securities represents premiums incurred for early extinguishment of outstanding debt securities. The securities, which were due in October 2014 (see note 19), were redeemed in December 2013.

NOTE 8: SHARE OF POST-TAX EARNINGS AND IMPAIRMENT IN EQUITY METHOD INVESTMENTS

The components of share of post-tax earnings and impairment in equity method investments are as follows:

	Year ended December 31,
	2013	2012
Share of post-tax earnings in equity method investees	10	8
Impairment in equity method investee	(5)	(24)
Share of post-tax earnings in joint ventures	15	25
Share of post-tax earnings and impairment in equity method investments	20	9

An impairment of $5 million and $24 million was recorded in 2013 and 2012, respectively, with respect to one equity method investee due to weaker than expected performance.

NOTE 9: TAXATION

The components of tax expense (benefit) for 2013 and 2012 are as follows:

	Year ended December 31,
	2013	2012
Current tax expense (benefit):
Continuing operations	414	275
Discontinued operations	(3)	(2)

Deferred tax expense (benefit):
Continuing operations	434	(149)
Discontinued operations	-	-

Total tax expense (benefit):
Continuing operations	848	126
Discontinued operations	(3)	(2)

Taxes on items recognized in "Other comprehensive income (loss)" or directly in equity in 2013 and 2012 are as follows:

	Year ended December 31,
	2013	2012
Deferred tax expense (benefit) on actuarial gains (losses) on defined benefit plans	142	(90)
Deferred tax (benefit) expense on share-based payments	(12)	1

Thomson Reuters Annual Report 2013

Factors affecting tax expense for 2013 and 2012

In 2013, the Company recorded tax charges of $836 million in connection with intercompany sales of certain technology and content assets between wholly owned subsidiaries. These transactions are part of the Company’s consolidation of the ownership and management of these assets and are part of its simplification program. The intercompany gains that arose from these transactions were eliminated in consolidation. The Company recorded $604 million of these tax charges with an offsetting deferred tax liability, as the majority of the tax associated with these transactions is expected to be paid over the next seven years, in varying annual amounts, in conjunction with the repayment of interest-bearing notes that were issued as consideration in the transactions. The Company was not able to recognize deferred tax assets in the acquiring subsidiaries, principally because the tax basis is not deductible in those subsidiaries. Approximately $232 million of the tax charges were immediately payable, and therefore no deferred tax liability was established.

The following table sets forth significant components within income tax expense that impact comparability from period to period:

	Year ended December 31,
(Expense) benefit	2013	2012
Sale of businesses(1)	(55)	(172)

Discrete tax items:
Consolidation of technology and content assets(2)	(836)	-
Uncertain tax positions(3)	23	175
Adjustments related to the prior-year(4)	-	42
Corporate tax rates(5)	15	27
Other(6)	25	10
Total discrete tax items	(773)	254

(1)
In 2013, primarily relates to the sales of the Corporate Services business and the Company’s 50% interest in Omgeo; in 2012 primarily relates to the sales of the Healthcare business and the Trade and Risk Management business.

(2)	Relates to the consolidation of the ownership and management of the Company’s technology and content assets.

(3)	Relates to the reversal of tax reserves in connection with favorable developments regarding tax disputes.

(4)	Relates to changes in estimates identified during the preparation of the Company’s income tax returns.

(5)	Relates to the net reduction of deferred tax liabilities due to changes in corporate tax rates that were substantively enacted in certain jurisdictions.

(6)	Primarily relates to the recognition of deferred tax benefits in connection with acquisitions and disposals.

Below is a reconciliation of income taxes calculated at the Canadian corporate tax rate of 26.4% to the tax expense for 2013 and 2012:

	Year ended December 31,
	2013	2012
Income before tax	1,023	2,166
Income before tax multiplied by the standard rate of Canadian corporate tax of 26.4%	270	571
Effects of:
Income taxes recorded at rates different from the Canadian tax rate	(365)	(271)
Tax losses for which no benefit is recognized	204	75
Consolidation of technology and content assets	836	-
Recognition of tax losses that arose in prior years	-	(10)
Net non-taxable gains on disposal of businesses and impairments of investments	(8)	(78)
Net non-deductible (non-taxable) foreign exchange and other (gains) losses	(104)	29
Withholding taxes	28	32
Impact of non-controlling interests	(13)	(13)
Other adjustments related to prior years	(31)	(45)
Impact of tax law changes	(15)	(27)
Provision for uncertain tax positions(1)	36	(153)
Other differences	10	16
Total tax expense on continuing operations	848	126

(1)	Includes $23 million and $175 million of tax benefits from the reversal of provisions for uncertain tax positions in 2013 and 2012, respectively.

Thomson Reuters Annual Report 2013

The Company’s effective income tax rate on earnings from continuing operations was 82.9% in 2013. The effective income tax rate on earnings from continuing operations was 5.8% in 2012. A 1% increase in the effective income tax rate would have increased 2013 income tax expense and decreased net earnings by approximately $10 million. The effective income tax rate in both years (excluding the tax charge of $836 million in 2013) was lower than the Canadian corporate income tax rate due significantly to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. The Company’s effective tax rate depends on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates. Because of the requirements of income tax accounting under IAS 12, Income Taxes, income tax expense can differ significantly from taxes paid in any reporting period. The Company paid income taxes from continuing operations on its world-wide business of $336 million in 2013 (2012 - $446 million).

At December 31, 2013, the consolidated statement of financial position included current taxes receivable of $154 million (2012 - $151 million) within “Prepaid expenses and other current assets” and current taxes payable of $90 million (2012 - $81 million) within “Payables, accruals and provisions”.

NOTE 10: EARNINGS PER SHARE

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of shares outstanding during the period plus vested deferred share units (“DSUs”). DSUs represent common shares that certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”). The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the period; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year.

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are consolidated net earnings reduced by: (1) earnings attributable to non-controlling interests; and (2) dividends declared on preference shares as presented below:

	Year ended December 31,
	2013	2012
Net earnings	185	2,042
Less: Earnings attributable to non-controlling interests	(48)	(53)
Dividends declared on preference shares	(3)	(3)
Earnings used in consolidated earnings per share	134	1,986
Less: Earnings from discontinued operations, net of tax	(10)	(2)
Earnings used in earnings per share from continuing operations	124	1,984
Earnings used in determining earnings per share from discontinued operations are the earnings from discontinued operations as reported within the consolidated income statement.

The weighted-average number of shares outstanding, as well as a reconciliation of the weighted-average number of shares outstanding used in the basic earnings per share computation to the weighted-average number of shares outstanding used in the diluted earnings per share computation, is presented below:

	Year ended December 31,
	2013	2012
Weighted-average number of shares outstanding	827,662,582	826,978,165
Vested DSUs	573,349	662,233
Basic	828,235,931	827,640,398
Effect of stock options and TRSUs	2,748,746	1,963,382
Diluted	830,984,677	829,603,780

There were 5,463,033 and 3,746,760 share-based compensation awards at December 31, 2013 and 2012, respectively, where the exercise price was greater than the average market price. Accordingly, these awards were anti-dilutive, and therefore excluded from the diluted earnings per share computation.

Thomson Reuters Annual Report 2013

NOTE 11: CASH AND CASH EQUIVALENTS

	December 31,
	2013	2012
Cash
Cash at bank and on hand	428	309
Cash equivalents
Short-term deposits	191	351
Money market accounts	644	540
Commercial paper investments	53	83
Cash and cash equivalents	1,316	1,283

Of total cash and cash equivalents, $105 million and $148 million at December 31, 2013 and 2012, respectively, was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

NOTE 12: TRADE AND OTHER RECEIVABLES

	December 31,
	2013	2012
Trade receivables	1,850	1,929
Less: allowance for doubtful accounts	(61)	(63)
Less: allowance for sales adjustments	(56)	(71)
Net trade receivables	1,733	1,795
Other receivables	18	23
Trade and other receivables	1,751	1,818

The aging of gross trade receivables at each reporting date was as follows:

	December 31,
	2013	2012
Current	1,129	1,115
Past due 1-30 days	267	290
Past due 31-60 days	105	221
Past due 61-90 days	138	75
Past due >91 days	211	228
Balance at December 31	1,850	1,929

Allowance for doubtful accounts

The change in the allowance for doubtful accounts was as follows:

	December 31,
	2013	2012
Balance at beginning of year	63	49
Charges	57	62
Write-offs	(61)	(50)
Acquisitions	2	2
Balance at end of year	61	63

The Company is exposed to normal credit risk with respect to its accounts receivable and maintains provisions for credit losses. Potential for such losses is mitigated because there is no significant exposure to any single customer and because customer creditworthiness is evaluated before credit is extended.

Thomson Reuters Annual Report 2013

NOTE 13: PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2013	2012
Inventory	46	55
Prepaid expenses	390	347
Other current assets	214	236
Prepaid expenses and other current assets	650	638

Other current assets were principally comprised of receivables for current income taxes and value added taxes.

NOTE 14: BUSINESSES HELD FOR SALE

From time to time, the Company sells certain businesses that are no longer fundamental to its strategy. The results of operations from businesses held for sale are reported within Other Businesses. See note 4. There were no businesses classified as held for sale in the consolidated statement of financial position at December 31, 2013. The assets and liabilities associated with businesses classified as held for sale in the consolidated statement of financial position at December 31, 2012 were as follows:

December 31,
2012
Trade and other receivables	3
Computer software, net	6
Other identifiable intangible assets, net	35
Goodwill	250
Other assets	8
Total assets held for sale	302

Payables, accruals and provisions	21
Deferred revenue	8
Other liabilities	6
Total liabilities associated with assets held for sale	35

The balances classified as held for sale primarily related to the Corporate Services business, which was sold in the second quarter of 2013. These held for sale businesses did not qualify for discontinued operations classification.

Thomson Reuters Annual Report 2013

NOTE 15: COMPUTER HARDWARE AND OTHER PROPERTY

Computer hardware and other property consist of the following:

	Computer hardware	Land, buildings and building improvements	Furniture, fixtures and equipment	Total
Cost:
December 31, 2011	2,157	1,210	541	3,908
Additions:
Capital expenditures	244	45	52	341
Acquisitions	6	4	6	16
Disposals	-	(4)	(1)	(5)
Removed from service	(41)	(10)	(8)	(59)
Transfer to assets held for sale	(104)	(15)	(18)	(137)
Translation and other, net	4	36	(5)	35
December 31, 2012	2,266	1,266	567	4,099
Additions:
Capital expenditures	222	31	49	302
Acquisitions	5	2	1	8
Disposals	(9)	(1)	(2)	(12)
Removed from service	(450)	(15)	(25)	(490)
Transfer to assets held for sale	(1)	-	(1)	(2)
Translation and other, net	(23)	55	(41)	(9)
December 31, 2013	2,010	1,338	548	3,896

Accumulated depreciation:
December 31, 2011	(1,627)	(438)	(340)	(2,405)
Current year depreciation	(293)	(84)	(48)	(425)
Removed from service	41	10	8	59
Transfer to assets held for sale	80	11	14	105
Translation and other, net	(11)	(8)	2	(17)
December 31, 2012	(1,810)	(509)	(364)	(2,683)
Current year depreciation	(260)	(102)	(54)	(416)
Disposals	8	1	2	11
Removed from service	450	15	25	490
Transfer to assets held for sale	1	-	-	1
Translation and other, net	6	(47)	33	(8)
December 31, 2013	(1,605)	(642)	(358)	(2,605)

Carrying amount:
December 31, 2012	456	757	203	1,416
December 31, 2013	405	696	190	1,291

Fully depreciated assets are retained in cost and accumulated depreciation accounts until such assets are removed from service. Proceeds from disposals are netted against the related assets and the accumulated depreciation and included in earnings.

Thomson Reuters Annual Report 2013

NOTE 16: COMPUTER SOFTWARE

Computer software consists of the following:

	2013	2012
Cost:
Balance at January 1,	4,750	4,122
Additions:
Internally developed	581	584
Purchased	92	73
Acquisitions	70	119
Removed from service	(69)	(35)
Transfer to assets held for sale	(1)	(150)
Translation and other, net	(20)	37
Balance at December 31,	5,403	4,750

Accumulated amortization:
Balance at January 1,	(3,091)	(2,504)
Current year amortization	(773)	(691)
Removed from service	69	35
Transfer to assets held for sale	1	94
Translation and other, net	13	(25)
Balance at December 31,	(3,781)	(3,091)

Carrying amount at December 31:	1,622	1,659

Fully amortized assets are retained in cost and accumulated amortization accounts until such assets are removed from service. Proceeds from disposals are netted against the related assets and the accumulated amortization and included in earnings.

Thomson Reuters Annual Report 2013

NOTE 17: OTHER IDENTIFIABLE INTANGIBLE ASSETS

	Indefinite useful life	Finite useful life
	Trade names	Trade names	Customer relationships	Databases and content	Other	Total
Cost:
December 31, 2011	2,646	318	6,709	887	1,928	12,488
Acquisitions	-	58	394	25	3	480
Transfer to assets held for sale	-	(35)	(407)	(56)	(35)	(533)
Translation and other, net	-	(5)	(18)	6	27	10
December 31, 2012	2,646	336	6,678	862	1,923	12,445
Acquisitions	-	31	335	76	5	447
Transfer to assets held for sale	-	(3)	(14)	-	-	(17)
Translation and other, net	-	2	(44)	(4)	(11)	(57)
December 31, 2013	2,646	366	6,955	934	1,917	12,818

Accumulated amortization:
December 31, 2011	-	(186)	(2,156)	(455)	(1,221)	(4,018)
Current year amortization	-	(36)	(457)	(56)	(70)	(619)
Transfer to assets held for sale	-	24	261	49	33	367
Translation and other, net	-	1	(8)	(6)	(28)	(41)
December 31, 2012	-	(197)	(2,360)	(468)	(1,286)	(4,311)
Current year amortization	-	(41)	(465)	(68)	(67)	(641)
Transfer to assets held for sale	-	3	5	-	-	8
Translation and other, net	-	(1)	19	3	(5)	16
December 31, 2013	-	(236)	(2,801)	(533)	(1,358)	(4,928)

Carrying amount:
December 31, 2012	2,646	139	4,318	394	637	8,134
December 31, 2013	2,646	130	4,154	401	559	7,890

The carrying amount of other identifiable intangible assets at December 31, 2013 includes the following:

•	$1,939 million of indefinite-lived trade names and $2,529 million of customer relationships, which have a remaining amortization period of 8 to 10 years, each arising from the Reuters acquisition; and

•	$707 million of indefinite-lived trade names associated with West.

The following table shows the carrying amount of indefinite-lived identifiable intangible assets by cash-generating unit:

	Carrying amount of indefinite-lived intangible assets at December 31,
Cash-Generating Unit	2013	2012
Financial & Risk	1,939	1,939
West(1)	707	707
Total indefinite-lived intangible assets	2,646	2,646

(1) A CGU within the Legal segment which uses the West brand name.

Based on the strength, long history and expected future use of these trade names, they have been assigned indefinite lives.

The Company performed its annual test for impairment of indefinite-lived intangible assets in the fourth quarter of 2013 in accordance with its policy described in note 1. The key assumptions used in performing the impairment test were as follows:

Cash-Generating Unit	Perpetual growth rate(1)	Discount rate	Pre-tax royalty rate
Financial & Risk	3.0%	10.0%	3.5%
West	2.0%	8.4%	5.0%

(1)The perpetual growth rate is applied to the final year of cash flow projections.

Thomson Reuters Annual Report 2013

The estimated fair value less costs of disposal of the trade names exceeded their carrying values by approximately 40%. As a result, no impairment was recorded. Based on sensitivity analysis, no reasonably possible change in assumptions would cause the carrying amount of any trade name to exceed its recoverable amount.

NOTE 18: GOODWILL

The following table presents goodwill for the years ended December 31, 2013 and 2012:

	2013	2012
Cost:
Balance at January 1,	19,241	18,906
Acquisitions	869	822
Transfer to assets held for sale	(123)	(596)
Translation and other, net	(145)	109
Balance at December 31,	19,842	19,241

Accumulated impairments:
Balance at January 1,	(2,990)	(2,979)
Translation	19	(11)
Balance at December 31,	(2,971)	(2,990)

Carrying amount at December 31:	16,871	16,251

Impairment test of goodwill

The Company performed its annual goodwill impairment test in the fourth quarter of 2013 in accordance with its policy described in note 1. The estimated fair value less costs of disposal of all CGUs exceeded their carrying values. As a result, no goodwill impairment was recorded.

The Company has four groups of CGUs to which goodwill is allocated and monitored by management. The following table shows the carrying amount of goodwill by CGU:

	Carrying amount of goodwill at December 31,
Cash-Generating Unit	2013	2012
Financial & Risk	10,614	10,639
Legal	3,787	3,186
Tax & Accounting	1,376	1,398
Intellectual Property & Science	1,094	1,028
Total goodwill	16,871	16,251

The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test are described below. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Valuation Techniques

As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to the Company. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. The Company used the discounted cash flow (“DCF”) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Thomson Reuters Annual Report 2013

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

The Company weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. The Company believes that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Cash Flow Projections

Cash flow projections were based on the Company’s internal budget. The Company projected cash flows for a period of five years and applied a perpetual growth rate thereafter, as prescribed by IAS 36, Impairment of Assets. In order to project cash flows for the five year period, the Company considered growth in revenues and costs as well as capital expenditures. In preparing its projections, the Company considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from efficiency and restructuring initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.

Discount Rate

The Company assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represented a weighted average cost of capital (“WACC”) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.

Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition, or participation in less stable geographic markets.

Tax Rate

The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

The key assumptions used in performing the impairment test, by CGU, are presented below:

Cash-Generating Unit	Perpetual growth rate(1)	Discount rate	Tax rate
Financial & Risk	3.0%	10.0%	28.0%
Legal	2.5%	8.4%	39.0%
Tax & Accounting	3.0%	9.4%	40.0%
Intellectual Property & Science	3.0%	8.8%	39.0%

(1)	The perpetual growth rate is applied to the final year of cash flow projections.

Results and Sensitivities

The fair value for each CGU was in excess of its carrying value. The excess was 13% (approximately $2.1 billion) for Financial & Risk and over 100% for each of the other three CGUs.

Compared to the impairment analysis performed in 2012 for Financial & Risk, the fair value computed under the market approach contributed a greater amount to the excess fair value due to a significant rise in observable EBITDA multiples of benchmark companies. Should EBITDA multiples of benchmark companies fall to a level below that of 2012, without a corresponding offset to other key assumptions, the excess fair value would be eliminated. Additionally, should the Company lower the compound annual growth rate for its cash flow projections from the range described below, without a corresponding offset to other key assumptions, the excess fair value would be eliminated (see “Discussion of Cash Flow Projections” below).

Thomson Reuters Annual Report 2013

For all four CGUs, the sensitivity analysis demonstrates that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount.

Discussion of Cash Flow Projections

The DCF valuation for the Financial & Risk CGU assumes that cash flow will grow at a compounded annual rate in the mid to high single digits from 2013 to 2018, largely reflecting restructuring initiatives that are expected to result in improved operating margins and higher cash flows in future periods. The Company is undertaking various initiatives to reduce costs, primarily by reducing its workforce. The reduction in workforce will take place through restructuring initiatives to de-layer the organization, as well as through decommissioning legacy platforms and products as customers upgrade to Thomson Reuters Eikon and Thomson Reuters Elektron. Over the next five years, the Company’s cash flow projections also assume that the Financial & Risk CGU will gradually return to positive revenue growth. After the specific five year projection period, the Company projects perpetual cash flow growth of 3% based on the assumption that the Financial & Risk business will continue to expand globally and increase prices in line with global inflation.

The actual 2013 cash flow performance for the Financial & Risk CGU achieved the 2013 projection included within the 2012 impairment testing analysis, after reflecting the required market participant assumptions such as the tax rate. Similarly, in 2012, the actual 2012 cash flow performance for the Financial & Risk CGU achieved the 2012 projection included within the 2011 impairment testing analysis, after reflecting the required market participant assumptions such as the tax rate.

The free cash flow growth projections and certain key assumptions underlying the fair value of the Financial & Risk CGU are subject to risks and uncertainties that could cause future results to differ materially from current expectations. Specifically, Financial & Risk could experience delays implementing its restructuring and efficiency initiatives or such initiatives could produce less benefit or cost more than originally expected. As Financial & Risk retires platforms and certain products, while at the same time migrating customers to new products, there is likely to be some short term loss of revenue, which could be more severe or could extend for a longer period than expected. The Company’s cash flow projections could be impacted by further deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. Such conditions could lead the Financial & Risk CGU to experience unexpected subscription cancellations, lower transaction volumes or the inability to sustain expected price increases. The Company’s assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and EBITDA multiples are based on those for comparable companies and are driven by market conditions and prevailing tax laws. In the future, changes in these measures could cause the recoverable amount of assets for the Financial & Risk CGU to be less than their carrying value.

NOTE 19: FINANCIAL INSTRUMENTS

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

December 31, 2013	Cash, trade and other receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging(1)	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	1,316	-	-	-	-	1,316
Trade and other receivables	1,751	-	-	-	-	1,751
Other financial assets - current	38	66	79	-	-	183
Other financial assets - non-current	59	27	80	26	-	192
Current indebtedness	-	-	-	-	(596)	(596)
Trade payables (see note 21)	-	-	-	-	(406)	(406)
Accruals (see note 21)	-	-	-	-	(1,626)	(1,626)
Other financial liabilities - current(2)	-	(48)	-	-	(145)	(193)
Long term indebtedness	-	-	-	-	(7,470)	(7,470)
Other financial liabilities - non-current	-	(29)	(73)	-	-	(102)
Total	3,164	16	86	26	(10,243)	(6,951)

Thomson Reuters Annual Report 2013

December 31, 2012	Cash, trade and other receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging(1)	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	1,283	-	-	-	-	1,283
Trade and other receivables	1,818	-	-	-	-	1,818
Other financial assets - current	31	40	1	-	-	72
Other financial assets - non-current	69	9	257	20	-	355
Current indebtedness	-	-	-	-	(1,008)	(1,008)
Trade payables (see note 21)	-	-	-	-	(461)	(461)
Accruals (see note 21)	-	-	-	-	(1,745)	(1,745)
Other financial liabilities - current	-	(52)	-	-	(43)	(95)
Long term indebtedness	-	-	-	-	(6,223)	(6,223)
Other financial liabilities - non-current	-	(22)	(15)	-	-	(37)
Total	3,201	(25)	243	20	(9,480)	(6,041)

(1)	Derivatives are entered into with specific objectives for each transaction, and are linked to specific assets, liabilities, firm commitments or highly probable forecasted transactions.

(2)
Includes $100 million related to the Company’s pre-defined plan with its broker for the repurchase of up to $100 million of the Company’s shares during its internal trading blackout period. See note 24.

The impact of fair value gains and losses from derivative financial instruments on the consolidated income statement and consolidated statement of changes in equity was as follows:

	Year ended December 31,
	2013		2012
	Fair value gain (loss) through earnings	Fair value gain (loss) through equity	Fair value gain (loss) through earnings	Fair value gain (loss) through equity
Embedded derivatives	38	-	(37)	-
Hedging instruments:
Cross currency interest rate swaps – fair value hedges	(15)	-	(2)	-
Cross currency interest rate swaps – cash flow hedges	(168)	29	57	(35)
Forward interest rate swaps - cash flow hedges	8	10	-	1
Other derivatives (1)	8	-	25	-
	(129)	39	43	(34)

(1)	Represents derivatives used to manage foreign exchange risk on cash flows excluding long-term indebtedness.

The ineffective portion recognized through earnings from fair value hedges and cash flow hedges was a $2 million gain for the year ended December 31, 2013 (2012 – nil).

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and long-term in the consolidated statement of financial position, as appropriate.

Thomson Reuters Annual Report 2013

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	Carrying amount		Fair value
As of December 31, 2013	Primary debt instruments	Derivative instruments (asset) liability	Primary debt instruments	Derivative instruments (asset) liability
Bank and other	24	-	28	-
C$600, 5.20% Notes, due 2014	569	(79)	583	(79)
C$600, 5.70% Notes, due 2015	564	45	597	45
C$750, 6.00% Notes due 2016	704	(80)	764	(80)
C$500, 3.369% Notes due 2019	469	6	470	6
C$750, 4.35% Notes due 2020	701	22	731	22
$500, 0.875% Notes, due 2016	497	-	501	-
$550, 1.30% Notes, due 2017	546	-	530	-
$1,000, 6.50% Notes, due 2018	994	-	1,159	-
$500, 4.70% Notes due 2019	497	-	540	-
$350, 3.95% Notes due 2021	347	-	347	-
$600, 4.30% Notes due 2023	593	-	595	-
$350, 4.50% Notes due 2043	340	-	295	-
$350, 5.65% Notes due 2043	340	-	352	-
$400, 5.50% Debentures, due 2035	393	-	387	-
$500, 5.85% Debentures, due 2040	488	-	503	-
Total	8,066	(86)	8,382	(86)
Current portion	596	(79)
Long-term portion	7,470	(7)

	Carrying amount		Fair value
As of December 31, 2012	Primary debt instruments	Derivative instruments (asset) liability	Primary debt instruments	Derivative instruments (asset) liability
Bank and other	8	-	10	-
C$600, 5.20% Notes, due 2014	612	(123)	641	(123)
C$600, 5.70% Notes, due 2015	601	15	658	15
C$750, 6.00% Notes due 2016	751	(125)	841	(125)
C$750, 4.35% Notes due 2020	748	(9)	827	(9)
$250, 5.25% Notes, due 2013	250	-	256	-
$750, 5.95% Notes, due 2013	750	-	772	-
$800, 5.70% Notes, due 2014	797	-	867	-
$1,000, 6.50% Notes, due 2018	991	-	1,243	-
$500, 4.70% Notes due 2019	496	-	575	-
$350, 3.95% Notes due 2021	346	-	380	-
$400, 5.50% Debentures, due 2035	393	-	468	-
$500, 5.85% Debentures, due 2040	488	-	632	-
Total	7,231	(242)	8,170	(242)
Current portion	1,008	-
Long-term portion	6,223	(242)

Thomson Reuters Annual Report 2013

The Company enters into derivative instruments to hedge its currency and interest rate risk exposures on indebtedness as follows:

Fair Value Hedges:

The Company held a fixed-to-floating cross-currency interest rate swap, which swaps Canadian dollar principal and interest payments into U.S. dollars and change interest payments from a fixed to floating rate. This instrument was designated as a fair value hedge and was recorded in the consolidated statement of financial position at its fair value which was a net asset position of $24 million at December 31, 2013 (2012 - net asset position of $39 million). The details of this instrument are set forth below:

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
2013 fair value hedges
Canadian dollar fixed	U.S. dollar floating	Interest rate and foreign exchange	2014	123
2012 fair value hedges
Canadian dollar fixed	U.S. dollar floating	Interest rate and foreign exchange	2014	123

Cash flow hedges:

To hedge currency risk exposures, the Company enters into fixed-to-fixed cross-currency swaps, which swap Canadian dollar principal and interest payments into U.S. dollars. These instruments were designated as cash flow hedges and were recorded in the consolidated statement of financial position at their fair value which was a net asset position of $62 million at December 31, 2013 (2012 - net asset position of $203 million). The details of these instruments are set forth below:

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
2013 cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2014	369
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2015	593
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2016	610
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2019	478
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2020	731
2012 cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2014	369
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2015	593
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2016	610
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2020	731

In 2013, the Company also entered into a fixed-to-floating forward starting interest rate swap and U.S. Treasury locks with an aggregate notional value of $250 million, to manage variability in future interest payments on anticipated debt issuances due to changes in benchmark interest rates. These derivatives were subsequently settled for a gain of $12 million in connection with the Company’s issuance of $600 million principal amount of 4.30% notes due in 2023. Because the derivatives were designated as cash flow hedges of the anticipated debt issuance, $10 million of the realized gain was recorded in “Other comprehensive income (loss)” and will be recycled to net interest expense over the 10-year term of the hedged debt. The remaining $2 million of hedge ineffectiveness was recorded directly to earnings within “Other finance (costs) income”. As of December 31, 2013, the Company had no forward starting interest rate swaps outstanding.

In the first quarter of 2013, the Company settled fixed-to-floating forward starting interest rate swaps with an aggregate notional value of $200 million that it had entered into in 2012. The settlement resulted in an $8 million gain that was recorded within “Other finance (costs) income”. The Company had previously accounted for the swaps as cash flow hedges, with cumulative gains (losses) reported in “Other comprehensive income (loss)”. However, as the forecasted hedged transaction was no longer expected to occur, the entire gain of $8 million was recognized immediately in earnings.

Thomson Reuters Annual Report 2013

Currency Risk Exposures

At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

The carrying amount of debt, all of which is unsecured, was denominated in the following currencies:

	Before currency hedging arrangements		After currency hedging arrangements (1)
	2013	2012	2013	2012
Canadian dollar	3,007	2,712	-	-
U.S. dollar	5,035	4,512	7,929	6,928
Euro	14	3	14	3
Other currencies	10	4	10	4
	8,066	7,231	7,953	6,935

(1) Excludes fair value adjustments of ($27) million and ($54) million at December 31, 2013 and 2012, respectively.

Interest Rate Risk Exposures

As of December 31, 2013, the Company held one (2012 - one) cross-currency interest rate swap which swaps interest rates from fixed to floating. After taking account of the hedging arrangements, the fixed and floating rate mix of debt is as follows:

	2013	Average Interest rate	% Share	2012	Average Interest rate	% Share
Total fixed	7,826	4.7%	98%	6,805	5.6%	98%
Total floating	127	0.9%	2%	130	0.8%	2%
	7,953	4.6%	100%	6,935	5.5%	100%

Floating rate long-term debt is London Interbank Offered Rate (“LIBOR”) based and, consequently, interest rates are reset periodically.

Long-term Debt Activity

The following table provides information regarding notes that the Company issued and repaid in 2013:

Month/Year	Transaction	Principal Amount (in millions)
Notes issued
May 2013	0.875% notes due 2016	US$500
May 2013	4.50% notes due 2043	US$350
November 2013	1.30% notes due 2017	US$550
November 2013	4.30% notes due 2023	US$600
November 2013	5.65% notes due 2043	US$350
November 2013	3.369% notes due 2019	C$500
Notes repaid
July 2013	5.95% notes due 2013	US$750
August 2013	5.25% notes due 2013	US$250
December 2013	5.70% notes due 2014	US$800

The Company repaid notes in July 2013 and August 2013 with cash on hand, which included the net proceeds of the May 2013 debt issuance. The Company used the remaining net proceeds of the May 2013 debt issuance for general corporate purposes.

The Company used the net proceeds of the November 2013 debt issuance for general corporate purposes, which included the December 2013 early redemption of the notes due in October 2014 and to finance share repurchases. Following the Canadian debt issuance in November 2013, the Company entered into fixed-to-fixed cross-currency swap agreements which converted those notes to US$478 million principal amount at an interest rate of 2.85%. These swaps have been designated as cash flow hedges.

The Company did not issue or repay long-term debt in 2012.

Thomson Reuters Annual Report 2013

Credit Facility

The Company has a $2.5 billion syndicated credit facility agreement which matures in May 2018. The facility may be utilized to provide liquidity for general corporate purposes (including to support its commercial paper programs). In the first quarter of 2013, the Company borrowed and repaid $440 million under the credit facility. There were no outstanding borrowings at December 31, 2013.

The Company may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. The Company may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on the Company’s credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. If the Company’s long-term debt rating was downgraded by Moody’s or Standard & Poor’s, the facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in the Company’s ratings may reduce the facility fees and borrowing costs.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. The Company was in compliance with this covenant at December 31, 2013.

Foreign Exchange Contracts

The Company uses foreign exchange contracts to manage foreign exchange risk on cash flows excluding indebtedness. Specifically, the Company mitigates such exposure by entering into a series of exchange contracts to purchase or sell certain currencies in the future at fixed amounts. The cumulative U.S. dollar notional amounts of contracts outstanding at December 31, 2013 and 2012 were as follows:

	December 31,
Sell (buy)	2013	2012
Euros	495	620
British pounds sterling	(269)	(309)
Japanese yen	114	134

The 2013 arrangements settle at various dates over the next 12 months. The fair value of contracts outstanding at December 31, 2013 was a net asset of $8 million (2012 - net asset of $4 million).

Embedded Derivatives

The majority of embedded derivatives arise as a result of U.S. dollar pricing of vendor or customer agreements by foreign subsidiaries. At December 31, 2013, the fair value of embedded derivatives represented a net receivable of $8 million (2012 - net payable of $29 million).

Available for Sale Investments

At December 31, 2013 and 2012, available for sale investments were not material and are reported within “Other financial assets” - long term in the consolidated statement of financial position.

Financial Risk Management

The Company’s operations are diverse and global in nature and, therefore expose it to a variety of financial risks, which include market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Company’s risk management approach is to minimize the potential adverse effects from these risks on its financial performance. Financial risk management is carried out by a centralized corporate treasury group under strict guidelines and process controls. The corporate treasury group identifies, evaluates and hedges financial risks. Relative to financial risks within the businesses, the corporate treasury group designs a risk management approach in close cooperation with each of the operating segments. The overall approach is under the oversight of the Chief Financial Officer.

Thomson Reuters Annual Report 2013

Market Risk

Currency Risk

The Company’s consolidated financial statements are expressed in U.S. dollars but a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.

•	changes in exchange rates between 2012 and 2013 decreased consolidated revenues by approximately 1%;

•
the translation effects of changes in exchange rates in the consolidated statement of financial position were net translation losses of $112 million in 2013 (2012 - net translation gains of $13 million) and are recorded within accumulated other comprehensive loss in shareholders’ equity; and

•
the Company only uses derivative instruments to reduce foreign currency and interest rate exposures. In particular, borrowings in currencies other than the U.S. dollar are generally converted to U.S. dollar obligations through the use of currency swap arrangements. At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations. Additionally, the Company enters into forward contracts to mitigate foreign exchange risk related to operating cash flows other than the U.S. dollar.

The table below shows the impact that a hypothetical change in foreign currency exchange rates would have on earnings as a result of changes in fair values of financial instruments as of December 31, 2013.

	10% weakening in foreign currency vs. US$ (in millions)
Decrease to earnings	£	€	Other currencies	Total
Impact on earnings from financial assets and liabilities(1)	(9)	(58)	(13)	(80)
Impact on earnings from non-permanent intercompany loans	(59)	(2)	(7)	(68)
Total impact on earnings	(68)	(60)	(20)	(148)

(1)	Excludes debt which has been swapped into U.S. dollar obligations.

Interest Rate Risk

The Company is exposed to fluctuations in interest rates with respect to cash and cash equivalents and long-term borrowings.

As of December 31, 2013, the majority of $1,316 million in cash and cash equivalents (2012 - $1,283 million) was comprised of interest-bearing assets. Based on amounts as of December 31, 2013, a 100 basis point change in interest rates would change annual interest income by approximately $12 million (2012 - $12 million).

A portion of the borrowings that were issued at fixed rates were converted into variable rate debt through the use of derivative instruments. At December 31, 2013, after taking into account swap agreements, 98% (2012 - 98%) of the total debt was at fixed rates of interest and the remainder was at floating rates of interest. Based upon these levels, a 100 basis point change in interest rates would increase or decrease the full-year interest expense on the floating rate debt by approximately $1 million (2012 - $1 million).

If the US$ interest rates were to increase by 100 basis points, the gain taken to equity in relation to cash flow hedges would be $114 million (2012 - $120 million). The equivalent increase in C$ interest rates would result in a loss taken to equity in relation to cash flow hedges of $98 million (2012 - $106 million). A corresponding decrease in respective interest rates would have an approximately equal and opposite effect. Fluctuations in interest rates relating to fair value hedges have no effect, as any changes are entirely offset by adjustments to the hedged item which flow through the consolidated income statement.

Thomson Reuters Annual Report 2013

Price Risk

The Company has no significant exposure to price risk from equity securities or commodities.

Credit Risk

Credit risk arises from cash and cash equivalents and derivative financial instruments, as well as credit exposure to customers including outstanding receivables. The Company attempts to minimize credit exposure to various instruments as follows:

•
cash investments are placed with high-quality financial institutions with limited exposure to any one institution. At December 31, 2013, approximately 95% of cash and cash equivalents were held by institutions that were rated at least “A-” by major credit rating agencies;

•	counterparties to derivative contracts are major investment-grade international financial institutions and exposure to any single counterparty is monitored and limited; and

•	the Company assesses the creditworthiness of customers.

No allowance for credit losses on financial assets was required as of December 31, 2013, other than the allowance for doubtful accounts (see note 12). Further, no financial or other assets have been pledged.

The Company’s maximum exposure with respect to credit, assuming no mitigating factors, would be the aggregate of its cash and cash equivalents $1,316 million (2012 - $1,283 million), derivative exposure $159 million (2012 - $258 million), trade and other receivables $1,751 million (2012 - $1,818 million) and other financial assets $190 million (2012 - $149 million).

Liquidity Risk

A centralized treasury function ensures that the Company maintains funding flexibility by assessing future cash flow expectations and by maintaining sufficient capacity under its committed borrowing facilities. Cash flow estimates are based on rolling forecasts of operating, investing and financing flows. Such forecasting also takes into account borrowing limits, cash restrictions and compliance with debt covenants.

Cash which is surplus to working capital requirements is managed by the centralized treasury function which invests it in money market funds or bank money market deposits, choosing maturities which are aligned with expected cash needs based on the rolling forecast process. In addition, the Company maintains commercial paper programs, which provides efficient short-term funding as it pursues acquisitions, divestitures and refinances long-term debt.

The table below sets forth non-derivative and derivative financial liabilities by maturity based on the remaining period from December 31, 2013 and 2012, respectively, to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

December 31, 2013	2014	2015	2016	2017	2018	Thereafter	Total
Long-term debt (1)	560	557	1,194	550	1,000	4,188	8,049
Interest payable (1)	373	333	280	261	227	2,090	3,564
Debt-related hedges outflows (2)	630	698	663	42	42	1,265	3,340
Debt-related hedges inflows (2)	(707)	(663)	(750)	(45)	(45)	(1,184)	(3,394)
Trade payables	406	-	-	-	-	-	406
Accruals	1,626	-	-	-	-	-	1,626
Other financial liabilities	217	29	-	-	-	-	246
Total	3,105	954	1,387	808	1,224	6,359	13,837

December 31, 2012	2013	2014	2015	2016	2017	Thereafter	Total
Long-term debt (1)	1,000	1,392	587	727	-	3,465	7,171
Interest payable (1)	376	330	248	196	185	1,244	2,579
Debt-related hedges outflows (2)	127	617	685	649	28	810	2,916
Debt-related hedges inflows (2)	(142)	(730)	(682)	(769)	(31)	(801)	(3,155)
Trade payables	461	-	-	-	-	-	461
Accruals	1,745	-	-	-	-	-	1,745
Other financial liabilities	103	-	-	-	-	-	103
Total	3,670	1,609	838	803	182	4,718	11,820

(1)	Represents contractual principal and interest payments. Future cash flows have been calculated using forward foreign exchange rates.

(2)
Substantially all non-U.S. dollar-denominated debt has been hedged into U.S. dollars. Debt-related hedges outflows represent projected payments to counterparties. Where future interest cash flows are not fixed, amounts have been calculated using forward interest rates. Debt-related hedges inflows represent projected cash receipts from counterparties. These future cash flows have been calculated using forward foreign exchange rates.

Thomson Reuters Annual Report 2013

Capital Management

The Company follows a disciplined capital management strategy that remains focused on:

•	Growing free cash flow so that cash generated is balanced between reinvestment in the business and returns to shareholders; and
•	Maintaining a strong balance sheet, solid credit ratings and ample financial flexibility to support the execution of the Company’s business strategy.

As at December 31, 2013, total capital was comprised of equity with a fair value of approximately $31.0 billion and debt of $8.1 billion. As at December 31, 2013, cash and cash equivalents were $1.3 billion.

The Company generates sufficient cash flow to meet its current obligations as well as allowing for: (i) re-investment in the business; (ii) debt service; and (iii) returns to shareholders in the form of dividends and share buybacks. The Company’s investment grade credit provides added financial flexibility and the ability to borrow to support the operations and growth strategies of the business.

As of December 31, 2013, the Company’s credit ratings were as follows:

	Moody's	Standard & Poor's	DBRS Limited	Fitch
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2(1)	R-2 (high)	F2
Trend/Outlook	Stable	Stable	Stable	Stable

(1) The A-2 rating represents the global short-term/commercial paper rating from Standard & Poor’s. This A-2 global short-term/commercial paper rating, taken together with the Company’s global long-term debt rating of BBB+, corresponds to a Canadian market commercial paper rating of A-1 (low) per Standard & Poor’s ratings criteria.

The Company also monitors its capital on the basis of “net debt”. Net debt is defined as total indebtedness, including the associated fair value hedging instruments on debt, but excluding unamortized transaction costs and premiums or discounts associated with such debt, less cash and cash equivalents. As the Company hedges some of its debt to reduce risk, the hedging instruments are included in the measurement of the total obligation associated with its outstanding debt. However, because the Company generally intends to hold the debt and related hedges to maturity, it does not consider the associated fair market value of cash flow hedges in the measurements.

The following table presents the calculation of net debt:

	December 31,
	2013	2012
Current indebtedness	596	1,008
Long-term indebtedness	7,470	6,223
Total debt	8,066	7,231
Swaps	(86)	(242)
Total debt after swaps	7,980	6,989
Remove fair value adjustments for hedges (1)	(27)	(54)
Total debt after hedging arrangements	7,953	6,935
Remove transaction costs and discounts included in the carrying value of debt	78	50
Less: cash and cash equivalents (2)	(1,316)	(1,283)
Net debt	6,715	5,702

(1)	Amounts are removed to reflect net cash outflow upon maturity.

(2)
Includes cash and cash equivalents of $105 million and $148 million at December 31, 2013 and 2012, respectively, which was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

•	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Thomson Reuters Annual Report 2013

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

December 31, 2013				Total
Assets	Level 1	Level 2	Level 3	Balance
Embedded derivatives(1)	-	66	-	66
Forward exchange contracts(2)	-	27	-	27
Financial assets at fair value through earnings	-	93	-	93
Fair value hedges(3)	-	24	-	24
Cash flow hedges(4)	-	135	-	135
Derivatives used for hedging	-	159	-	159
Available for sale investments(5)	26	-	-	26
Total assets	26	252	-	278

Liabilities
Embedded derivatives(1)	-	(58)	-	(58)
Forward exchange contracts(2)	-	(19)	-	(19)
Financial liabilities at fair value through earnings	-	(77)	-	(77)
Cash flow hedges(4)	-	(73)	-	(73)
Derivatives used for hedging	-	(73)	-	(73)
Total liabilities	-	(150)	-	(150)

December 31, 2012				Total
Assets	Level 1	Level 2	Level 3	Balance
Embedded derivatives(1)	-	29	-	29
Forward exchange contracts(2)	-	20	-	20
Financial assets at fair value through earnings	-	49	-	49
Fair value hedges(3)	-	39	-	39
Cash flow hedges(4)	-	219	-	219
Derivatives used for hedging	-	258	-	258
Available for sale investments(5)	20	-	-	20
Total assets	20	307	-	327

Liabilities
Embedded derivatives(1)	-	(58)	-	(58)
Forward exchange contracts(2)	-	(16)	-	(16)
Financial liabilities at fair value through earnings	-	(74)	-	(74)
Cash flow hedges(4)	-	(15)	-	(15)
Derivatives used for hedging	-	(15)	-	(15)
Total liabilities	-	(89)	-	(89)
(1)	Largely related to U.S. dollar pricing of vendor or customer agreements by foreign subsidiaries.

(2)	Used to manage foreign exchange risk on cash flows excluding indebtedness.

(3)	Comprised of fixed-to-floating cross-currency interest rate swaps on indebtedness.

(4)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

(5)	Investments in entities over which the Company does not have control, joint control or significant influence.

The Company recognizes transfers into and transfers out of the fair value measurement hierarchy levels as of the date of the event or a change in circumstances that caused the transfer. There were no transfers between Level 1 and Level 2 for the years ending December 31, 2013 and 2012.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Thomson Reuters Annual Report 2013

Specific valuation techniques used to value financial instruments include:

•	quoted market prices or dealer quotes for similar instruments; and

•	the fair value of currency and interest rate swaps and forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves.

Offsetting Financial Assets and Financial Liabilities

The Company is subject to master netting arrangements with certain counterparties. Certain of these arrangements allow for the netting of assets and liabilities in the ordinary course of business, and are reflected on a net basis on the consolidated statement of financial position. In other circumstances, netting is permitted only in the event of bankruptcy or default of either party to the agreement, and such amounts are not netted in the consolidated statement of financial position. This information is summarized in the table below.

Financial assets	Gross financial assets	Gross financial liabilities netted against assets	Net financial assets in the consolidated statement of financial position		Related financial liabilities not netted	Net amount
Derivative financial assets	186	-	186	(1)	(54)	132
Cash and cash equivalents	193	(180)	13	(2)	-	13
December 31, 2013	379	(180)	199		(54)	145

Derivative financial assets	278	-	278	(1)	(16)	262
Cash and cash equivalents	64	(63)	1	(2)	-	1
December 31, 2012	342	(63)	279		(16)	263

Financial liabilities	Gross financial liabilities	Gross financial assets netted against liabilities	Net financial liabilities in the consolidated statement of financial position		Related financial assets not netted	Net amount
Derivative financial liabilities	92	-	92	(3)	(54)	38
Bank indebtedness	180	(180)	-	(2)	-	-
December 31, 2013	272	(180)	92		(54)	38

Derivative financial liabilities	31	-	31	(3)	(16)	15
Bank indebtedness	63	(63)	-	(2)	-	-
December 31, 2012	94	(63)	31		(16)	15

(1)	Included within “Other financial assets”-current and “Other financial assets”-non-current in the consolidated statement of financial position.

(2)	Included within “Cash and cash equivalents” in the consolidated statement of financial position.

(3)	Included within “Other financial liabilities”-current and “Other financial liabilities”-non-current in the consolidated statement of financial position.

NOTE 20: OTHER NON-CURRENT ASSETS

	December 31,
	2013	2012
Net defined benefit plan surpluses (see note 26)	52	9
Cash surrender value of life insurance policies	273	256
Equity method investments:
Joint ventures(1)	19	64
Other	178	184
Other non-current assets	61	46
Total other non-current assets	583	559

(1)	The decrease at December 31, 2013 was due to the sale of the Company’s 50% interest in Omgeo. See note 6.

Thomson Reuters Annual Report 2013

NOTE 21: PAYABLES, ACCRUALS AND PROVISIONS

	December 31,
	2013	2012
Trade payables	406	461
Accruals	1,626	1,745
Provisions (see note 22)	372	190
Other current liabilities	220	216
Total payables, accruals and provisions	2,624	2,612

NOTE 22: PROVISIONS AND OTHER NON-CURRENT LIABILITIES

	December 31,
	2013	2012
Net defined benefit plan obligations (see note 26)	875	1,682
Deferred compensation and employee incentives	230	221
Provisions	183	166
Unfavorable contract liability	48	99
Uncertain tax positions	282	234
Other non-current liabilities	141	100
Total provisions and other non-current liabilities	1,759	2,502

The following table presents the movement in provisions for the years ended December 31, 2013 and 2012:

	Restructuring	Employee related	Other	Total
Balance at December 31, 2011	73	99	236	408
Charges	-	85	34	119
Utilization	(33)	(113)	(48)	(194)
Translation and other, net	(6)	4	25	23
Balance at December 31, 2012	34	75	247	356
Less: short-term provisions	15	75	100	190
Long-term provisions	19	-	147	166

Balance at December 31, 2012	34	75	247	356
Charges	134	233	23	390
Utilization	(28)	(172)	(23)	(223)
Translation and other, net	-	-	32	32
Balance at December 31, 2013	140	136	279	555
Less: short-term provisions	117	136	119	372
Long-term provisions	23	-	160	183

Restructuring

In 2013, the Company incurred $134 million of charges related to simplification initiatives within the Financial & Risk segment. The charges primarily consisted of severance costs associated with reductions in workforce to de-layer the organization and to decommission legacy platforms and products as customers are upgraded to Thomson Reuters Eikon and Thomson Reuters Elektron. The restructuring provisions remaining at December 31, 2013 are expected to be substantially paid in 2014.

Employee-related

Employee-related provisions represent severance associated with various efficiency-related plans implemented across the Company’s businesses. The employee-related provisions remaining at December 31, 2013 are expected to be paid in 2014.

Other

Other provisions include lease retirement obligations, which arise when the Company agrees to restore a leased property to a specified condition at the completion of the lease period. Lease retirement provisions relate primarily to leases which expire over the next seven years.

Thomson Reuters Annual Report 2013

NOTE 23: DEFERRED TAX

The movements of deferred tax assets and liabilities are shown below:

Deferred tax liabilities	Goodwill and other identifiable intangible assets	Computer software, computer hardware and other property	Other(1)	Total
December 31, 2011	2,196	154	236	2,586
Acquisitions	141	35	(12)	164
(Benefit) expense to income statement	(211)	(46)	34	(223)
Translation and other, net	4	(13)	16	7
December 31, 2012	2,130	130	274	2,534

Acquisitions	63	3	-	66
(Benefit) expense to income statement	(210)	(115)	507	182
Translation and other, net	(53)	(13)	7	(59)
December 31, 2013	1,930	5	788	2,723

Deferred tax assets	Tax losses	Employee benefits	Deferred and share-based compensation	Other	Total
December 31, 2011	270	505	124	315	1,214
Acquisitions	29	-	-	6	35
(Expense) benefit to income statement	(17)	-	5	(62)	(74)
Benefit (expense) to equity	-	90	(1)	-	89
Translation and other, net	-	1	-	14	15
December 31, 2012	282	596	128	273	1,279

Acquisitions	9	-	-	2	11
(Expense) benefit to income statement	(105)	(153)	-	6	(252)
(Expense) benefit to equity	-	(142)	12	-	(130)
Translation and other, net	(15)	(1)	-	4	(12)
December 31, 2013	171	300	140	285	896

Net deferred liability at December 31, 2012					(1,255)
Net deferred liability at December 31, 2013					(1,827)

(1)	2013 includes $566 million related to intercompany sales of certain technology and content assets as part of the Company’s consolidation of the ownership and management of these assets.

The estimated recovery period for the deferred tax balances is shown below:

	December 31,
	2013	2012
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	2,683	2,523
Deferred tax liabilities to be recovered within 12 months	40	11
Total deferred tax liabilities	2,723	2,534

Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	680	1,083
Deferred tax assets to be recovered within 12 months	216	196
Total deferred tax assets	896	1,279
Net deferred tax liability	1,827	1,255

At December 31, 2013, the Company had Canadian tax losses carried forward of $2,201 million, tax losses carried forward in other jurisdictions of $1,329 million, and U.S. state tax losses carried forward which, at current U.S. state rates, have an estimated value of $13 million. If not utilized, the majority of the Canadian tax losses and U.S. state tax losses carried forward will expire between 2014 and 2033. The majority of the tax losses carried forward in other jurisdictions may be carried forward indefinitely.

Thomson Reuters Annual Report 2013

Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. At December 31, 2013, the Company did not recognize deferred tax assets of $854 million related to $3,169 million of tax losses carried forward.

At December 31, 2013, the Company had $695 million of capital losses carried forward which may only be used to offset future capital gains. The deferred tax asset not recognized in respect of these losses was $101 million.

No deferred tax is recognized on the temporary differences associated with investments in subsidiaries and joint ventures to the extent that the Company is able to control the timing and reversal of such differences, or the reversal would not create a tax liability. These temporary differences are primarily attributable to the undistributed earnings of non-Canadian subsidiaries, which were approximately $17.9 billion at December 31, 2013 (2012 - $17.3 billion).

NOTE 24: CAPITAL

The change in capital, which includes stated capital and contributed surplus, was as follows:

	Number of Common shares	Stated capital	Series II, cumulative redeemable preference share capital	Contributed surplus	Total capital
Balance, December 31, 2011	827,867,633	10,024	110	154	10,288
Shares issued under DRIP	1,373,389	38	-	-	38
Stock compensation plans	3,609,636	101	-	16	117
Repurchases of common shares	(5,948,600)	(72)	-	-	(72)
Balance, December 31, 2012	826,902,058	10,091	110	170	10,371
Shares issued under DRIP	1,150,328	39	-	-	39
Stock compensation plans	2,982,330	96	-	7	103
Repurchases of common shares(1)	(10,878,884)	(166)	-	-	(166)
Balance, December 31, 2013	820,155,832	10,060	110	177	10,347

(1) Stated capital includes $(32) million related to the Company’s pre-defined share repurchase plan. See share repurchases below.

Common shares of the Company have no par value and the authorized common share capital is an unlimited number of shares.

Dividends

Dividends on common shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

	Year ended December 31,
	2013	2012
Dividends declared per common share	$1.30	$1.28

In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company’s DRIP. Details of dividend reinvestment are as follows:

	Year ended December 31,
	2013	2012
Dividend reinvestment	39	38

Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the TSX during the five trading days immediately preceding the record date for the dividend.

Share Repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. Under its current normal course issuer bid (“NCIB”), the Company may repurchase up to 30 million common shares between May 22, 2013 and May 21, 2014 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX.

Thomson Reuters Annual Report 2013

In 2013, the Company repurchased approximately 10.9 million common shares for approximately $400 million at an average price per share of $36.79. In 2012, the Company repurchased approximately 5.9 million common shares for approximately $168 million at an average price per share of $28.26.

Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such a plan with its broker at the end of 2013 and the Company recorded a $100 million liability in “Other financial liabilities” within current liabilities with a corresponding amount recorded in equity in the consolidated statement of financial position.

Series II, Cumulative Redeemable Preference Shares

The authorized preference share capital of the Company is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As of December 31, 2013 and 2012, 6,000,000 Series II, cumulative redeemable preference shares were authorized, issued and outstanding. The Series II preference shares are non-voting and are redeemable at the option of the Company for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

NOTE 25: SHARE-BASED COMPENSATION

The Company operates a number of equity-settled and cash-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company or cash payments. Each plan is described below:

Stock Incentive Plan

Under its stock incentive plan, the Company may grant stock options, TRSUs, performance restricted share units (“PRSUs”) and other awards to certain employees for a maximum of up to 50 million common shares. As of December 31, 2013, there were 11,737,734 awards available for grant (2012 - 16,117,153).

The following table summarizes the methods used to measure fair value for each type of award and the related vesting period over which compensation expense is recognized:

			Equity-settled	Cash-settled (1)
Type of award	Vesting period	Fair Value Measure	Compensation expense based on:
Stock options	Up to four years	Black-Scholes option pricing model	Fair value on business day prior to grant date	Not applicable
TRSUs	Up to seven years	Closing common share price	Fair value on business day prior to grant date	Fair value at reporting date
PRSUs	Three year performance period	Closing common share price	Fair value on business day prior to grant date	Fair value at reporting date

(1)	Cash-settled awards represent the portion of certain share-based compensation related to withholding tax, which the Company funds from its own cash.

Thomson Reuters Annual Report 2013

Additional information on each type of award is as follows:

Stock Options

The maximum term of an option is 10 years from the date of grant. Under the plan, options may be granted by reference to the Company’s common share price on the NYSE or TSX.

The weighted-average fair value of options granted for the years ended December 31, 2013 and 2012 and principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2013	2012
Weighted average fair value ($)	4.42	5.19
Weighted average of key assumptions:
Share price ($)	31.15	28.35
Exercise price ($)	31.15	28.35
Risk-free interest rate	1.1%	1.2%
Dividend yield	3.8%	3.4%
Volatility factor	24%	28%
Expected life (in years)	6	6

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility. Historical data has been considered in setting the assumptions.

Time-Based Restricted Share Units (TRSUs)

TRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of TRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional TRSUs. The weighted-average fair value of TRSUs granted was $31.50 and $28.77 for the years ended December 31, 2013 and 2012, respectively.

Performance Restricted Share Units (PRSUs)

PRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of PRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional PRSUs. The percentage of PRSUs initially granted that vests depends upon the Company’s performance, typically over a three-year period, against pre-established performance goals. Between 0% and 200% of the initial amounts may vest for grants made from 2011 through 2013.

The weighted-average fair value of PRSUs granted was $30.92 and $28.42 for the years ended December 31, 2013 and 2012, respectively.

Employee Stock Purchase Plan (ESPP)

The Company maintains an ESPP whereby eligible employees can purchase common shares at a 15% discount to the closing share price on the NYSE on the last business day of each quarter. Each quarter, employees may elect to authorize payroll deductions from their eligible compensation, up to a maximum of $21,250 per year (or a comparable amount in foreign currency for the global ESPP). The discount is expensed as incurred. A maximum of 21 million common shares can be purchased through the ESPP. The maximum number of shares currently issuable for the U.S. ESPP is 15 million and for the global ESPP is 6 million.

Share Appreciation Rights (SARs)

The Company has a phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs provide the opportunity to receive a cash payment equal to the fair market value of the Company’s common shares less the grant price. SARs vest over a four year period and expire four to ten years after the grant date. Compensation expense is recognized based on the fair value of the awards that are expected to vest and remain outstanding at the end of the reporting period using a Black-Scholes option pricing model. There were no SAR grants in 2013 and 2012.

Thomson Reuters Annual Report 2013

The movement in the number of awards outstanding and their related weighted average exercise prices are as follows:

	Stock Options	TRSUs	PRSUs	SAYE(1)	SARs	Total	Weighted average exercise price ($)
Awards outstanding in thousands:
Outstanding at December 31, 2011	10,571	1,713	5,164	870	307	18,625	21.10
Granted	2,544	2,260	1,640	-	-	6,444	11.19
Exercised	(594)	(538)	(1,699)	(776)	-	(3,607)	8.17
Forfeited	(1,210)	(281)	(919)	(21)	(29)	(2,460)	17.60
Expired	(838)	-	-	(17)	(172)	(1,027)	39.25
Outstanding at December 31, 2012	10,473	3,154	4,186	56	106	17,975	19.61
Exercisable at December 31, 2012	6,664	-	-	56	104	6,824	34.40

Granted	1,372	1,844	2,091	-	-	5,307	8.06
Exercised	(1,429)	(473)	(2,097)	(13)	-	(4,012)	10.32
Forfeited	(85)	(286)	(356)	-	(3)	(730)	4.08
Expired	(208)	-	-	(43)	(19)	(270)	36.15
Outstanding at December 31, 2013	10,123	4,239	3,824	-	84	18,270	18.65
Exercisable at December 31, 2013	6,405	-	-	-	84	6,489	34.67

(1)	The Company replaced a “Save-as-you-earn” (“SAYE”) plan in the U.K. with the ESPP in 2010.

The weighted average share price at the time of exercise for all of the awards described above was $32.40 per share (2012 - $26.81).

Share-based compensation expense included in the consolidated income statement for years ended December 31, 2013 and 2012 was as follows:

	Stock Options	TRSUs	PRSUs	Others(2)	Total
December 31, 2013(1)	18	33	19	9	79
December 31, 2012(1)	10	27	59	9	105

(1)
Includes expense of $28 million at December 31, 2013 (2012 – expense of $4 million) relating to the revaluation of withholding taxes on share-based compensation awards, which is included within fair value adjustments in the presentation of “Operating expenses” in note 5.

(2)	Principally comprised of expense related to ESPP, SAYE and SARs.

The Company recorded a liability for cash-settled share incentive awards of $67 million at December 31, 2013 (2012 - $73 million). The intrinsic value of the liability for vested awards was $11 million (2012 - $24 million).

The following table summarizes additional information relating to the awards outstanding at December 31, 2013:

Range of exercise prices	Number Outstanding (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price for awards outstanding	Number exercisable (in thousands)	Weighted average exercise price for awards exercisable
0.00 – 30.00	11,174	3.26	$7.44	1,451	$24.87
30.01 - 35.00	1,631	7.42	$31.48	350	$33.77
35.01 – 40.00	4,651	5.32	$36.84	3,874	$36.70
40.01 - 45.00	814	3.13	$42.84	814	$42.84
Total	18,270			6,489

Thomson Reuters Annual Report 2013

NOTE 26: EMPLOYEE BENEFIT PLANS

Retirement Benefits

The Company sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits. Defined benefit plans provide pension and other post-employment benefits (“OPEB”) to covered employees. Significant plans are valued under IAS 19, Employee Benefits, by independent qualified actuaries using the projected unit credit method.

The most significant funded defined benefit plans are the Thomson Reuters Group Pension Plan (“TRGP”), covering U.S. employees, and the Reuters Pension Fund (“RPF”), Supplementary Pension Scheme (“SPS”) and The Thomson Corporation PLC Pension Scheme (“TTC”), covering U.K. employees, collectively the “Large U.K. plans”. The Company also has unfunded obligations consisting of supplemental executive retirement plans (“SERPs”) and OPEB consisting largely of retiree medical benefits, both primarily in the U.S. Defined benefit obligations in the rest of the world are less significant.

Defined benefit plan design and governance

Benefits payable are generally based on salary and years of service, although each plan has a unique benefits formula. Employees in the Large U.K. plans (and in some smaller global plans) may also make voluntary contributions to augment future benefits. The typical normal retirement age is in the range of 60 to 65 years and benefits are generally payable in annuity or lump sum. Most plans include provisions for early retirement, death, survivor and disability benefits. Vested benefits of former employees who are not yet of retirement age are held in deferment. Eligible benefits under the Large U.K. plans also increase based on inflation, whereas TRGP benefits are not indexed to inflation. In some countries, the Company operates cash balance plans (accounted for as defined benefit obligations) where the accumulated balance on the pension account is based on employee and employer allocations and a promised annual crediting rate.

Except where required by law, virtually all defined benefit plans are closed to new employees, however, most new employees are eligible to participate in defined contribution plans.

The TRGP is a qualified pension plan in the U.S. and is governed by the Employee Retirement Income Security Act of 1974 (“ERISA”). In its role as plan fiduciary, the Company has a policy to contribute at least the minimum required amount under ERISA.

Similar to the TRGP, the Company bears the cost of the Large U.K. plans (less employee contributions). However, the responsibility for the management and governance of each of the Large U.K. plans lies with an independent trustee board (the “Trustees”). The Trustees are responsible for carrying out triennial valuations (unless circumstances require an earlier review) and securing funding for benefit payments. In order to develop funding valuations and investment policies, the Trustees consult with the plan’s actuary (who is independent of the Company’s actuary), the plan’s investment advisors (also independent of the Company’s investment advisors) and the Company. The Trustees and the Company are required to agree on a schedule of contributions in support of funding objectives. The Company has separate funding agreements with the respective Large U.K. plan’s Trustees that provide for ongoing contributions to fund current service accruals and scheduled special deficit recovery contributions to remedy prior funding deficits over a period of several years. These arrangements are updated in conjunction with the triennial valuations. The amount of RPF and SPS plan assets that can be recognized on the Company’s consolidated statement of financial position is limited by plan restrictions that ensure any expected surplus assets at plan termination belong to the plan (and therefore its participants). This limitation is known as the asset ceiling restriction.

Other international locations operate various pension plans in accordance with local regulations and practices.

Thomson Reuters Annual Report 2013

Net defined benefit plan obligations

The movement on net defined benefit plan obligations was as follows:

	Pension Plans (1)		OPEB (1)		Total (1)
	2013	2012	2013	2012	2013	2012
As of January 1	(1,454)	(1,179)	(219)	(236)	(1,673)	(1,415)
Plan expense recognized in income statement	(165)	(96)	(14)	(14)	(179)	(110)
Actuarial gains (losses)	402	(262)	19	19	421	(243)
Exchange differences	(2)	(12)	1	-	(1)	(12)
Contributions paid	596	94	10	11	606	105
Other	2	1	1	1	3	2
Net plan obligations as of December 31	(621)	(1,454)	(202)	(219)	(823)	(1,673)
Net plan surpluses recognized in non-current assets					52	9
Net plan obligations recognized in non-current liabilities					(875)	(1,682)

(1)	Includes amounts for immaterial defined benefit and OPEB plans that are not included in the detailed analysis below.

Changes to retirement benefits:

The Company made no material changes to its retirement benefits in 2013.

In 2012, in order to mitigate potential volatility in the Company’s financial position related to the assets and liabilities of the TRGP, as well as the need for future contributions, the Company provided certain former employees that have vested benefits a limited opportunity to voluntarily elect to receive either:

•	a lump-sum payment in December 2012; or
•	reduced annuity payments commencing in January 2013 (with effect from December 2012).

As a result of this offer, the Company paid lump-sum settlements of $245 million from the assets of the TRGP and recorded a pre-tax gain of $84 million in the fourth quarter of 2012. This gain was reported within “Other operating gains, net” in the consolidated income statement and presented as “Settlement gain” in the following analysis of material defined benefit plans. The settlement gain arises because the discount rate used to value the lump-sum payments was higher than the discount rate used to value the pension obligation in the Company’s financial statements on the settlement date.

Analysis of material defined benefit plans

The net defined benefit surpluses (obligations) of the material defined benefit plans recognized in the consolidated statement of financial position were as follows:

	Funded		Unfunded (1)		OPEB		Total
As of December 31,	2013	2012	2013	2012	2013	2012	2013	2012
Present value of plan obligations	(6,048)	(6,157)	(303)	(340)	(181)	(201)	(6,532)	(6,698)
Fair value of plan assets	5,788	5,173	-	-	-	-	5,788	5,173
	(260)	(984)	(303)	(340)	(181)	(201)	(744)	(1,525)
Unrecognized plan assets (2)	(48)	(121)	-	-	-	-	(48)	(121)
Net plan obligations	(308)	(1,105)	(303)	(340)	(181)	(201)	(792)	(1,646)
Net plan surpluses	49	6	-	-	-	-	49	6
Net plan obligations	(357)	(1,111)	(303)	(340)	(181)	(201)	(841)	(1,652)

(1)	The unfunded pension plans referred to above consist of SERPs for eligible employees.

(2)
Unrecognized plan assets represent the plan surpluses deemed not recoverable as the Company cannot unilaterally reduce future contributions in order to utilize the surplus. These amounts are not included in the consolidated statement of financial position. The Company considered the related plans’ funded status, expected future service accruals and employer contribution commitments in determining the amount of plan assets recognized on the consolidated statement of financial position with respect to those plans that are subject to this asset ceiling restriction.

Thomson Reuters Annual Report 2013

Defined benefit obligation

The following summarizes activity in the defined benefit obligation:

Present Value of Defined Benefit Obligation
	Funded		Unfunded		OPEB		Total
	2013	2012	2013	2012	2013	2012	2013	2012
Opening defined benefit obligation	(6,157)	(5,686)	(340)	(314)	(201)	(216)	(6,698)	(6,216)
Current service cost	(101)	(102)	(5)	(5)	(3)	(3)	(109)	(110)
Past service cost	-	-	-	(1)	-	-	-	(1)
Administration fees	(16)	(14)	-	-	-	-	(16)	(14)
Interest cost	(244)	(264)	(13)	(14)	(7)	(9)	(264)	(287)
Actuarial gains (losses) from changes in financial assumptions	306	(518)	29	(19)	17	13	352	(524)
Actuarial losses from changes in demographic assumptions	(19)	-	-	-	-	-	(19)	-
Experience gains (losses)	29	57	7	(5)	3	7	39	59
Contributions by employees	(13)	(14)	-	-	-	-	(13)	(14)
Benefits paid	202	431	19	21	10	7	231	459
Administration fees disbursements	16	14	-	-	-	-	16	14
Curtailment gain	14	-	-	-	-	-	14	-
Settlement gain	-	84	-	-	-	-	-	84
Exchange differences	(75)	(147)	-	(1)	-	-	(75)	(148)
Other	10	2	-	(2)		-	10	-
Closing defined benefit obligation	(6,048)	(6,157)	(303)	(340)	(181)	(201)	(6,532)	(6,698)

The total closing defined benefit obligation can be further analyzed by participant group and by geography.

	2013	2012		2013	2012
Active employees	30%	31%	U.S.	37%	41%
Deferred	33%	31%	U.K.	54%	49%
Retirees	37%	38%	Rest of world	9%	10%
Closing defined benefit obligation	100%	100%		100%	100%

The weighted average duration of plan obligations were as follows:

Years	2013	2012
TRGP	16	17
RPF	19	20
SPS	13	14
TTC	18	19

Thomson Reuters Annual Report 2013

Plan assets

The following summarizes activity in plan assets:

Fair Value of Plan Assets	Funded		Unfunded		OPEB		Total
	2013	2012	2013	2012	2013	2012	2013	2012
Opening fair value of plan assets	5,173	4,991	-	-	-	-	5,173	4,991
Interest income(1)	207	231	-	-	-	-	207	231
Return on plan assets excluding amounts included in interest (expense) income(2)	(30)	175	-	-	-	-	(30)	175
Contributions by employer	575	63	19	21	10	7	604	91
Contributions by employees	13	14	-	-	-	-	13	14
Benefits paid	(202)	(431)	(19)	(21)	(10)	(7)	(231)	(459)
Administration fees disbursements	(16)	(14)	-	-	-	-	(16)	(14)
Exchange differences	75	141	-	-	-	-	75	141
Other	(7)	3	-	-	-	-	(7)	3
Closing fair value of plan assets	5,788	5,173	-	-	-	-	5,788	5,173

(1)	Interest income is calculated using the discount rate for the period.

(2)
Return on plan assets represents the difference between the actual return on plan assets and the interest income computed using the discount rate (which also considers limitations from unrecognized plan assets).

Investment policy of funded plans

Plan assets are invested to adequately secure benefits and to minimize the Company’s long-term contributions to the plans. However, specific investment allocations will vary across plans. The Company funds unfunded and OPEB plans as claims are made.

Plan fiduciaries, comprised of the Company or plan trustees, set investment policies and strategies for each funded plan and oversee investment allocation, which includes selecting investment managers, commissioning periodic asset-liability studies and setting long-term strategic targets. Investment allocation takes into consideration a number of factors, including the funded status of the plan, a balance between risk and return, the plan’s liquidity needs, current and expected economic and market conditions, specific asset class risk as well as the risk profile and maturity pattern of the respective plan.

Target investment allocation ranges are guidelines, not limitations. Funded plans may have broadly diversified portfolios with investments in equities, fixed income, real estate, insurance contracts, derivatives and other asset classes through direct ownership or through other instruments such as mutual funds, commingled funds and hedge funds. Derivatives may be used to achieve investment objectives or as a component of risk management such as for interest rate and currency management strategies.

Thomson Reuters Annual Report 2013

In aggregate, the major categories of plan assets for funded plans were as follows:

	Quoted(1)		Unquoted		Total
	2013	2012	2013	2012	2013	2012
Equities(2)
U.S.	139	36	119	271	258	307
U.K.	17	16	10	23	27	39
All other	207	200	1,072	756	1,279	956
Bonds(3)
Corporate
U.S.	297	292	359	418	656	710
U.K.	-	-	668	645	668	645
All other	9	1	91	86	100	87
Government
U.S.	-	-	250	272	250	272
U.K.	-	-	838	788	838	788
All other	-	-	8	10	8	10
Other fixed income	185	172	141	97	326	269
Multi-asset(4)
U.S.	-	-	-	64	-	64
U.K.	-	-	39	34	39	34
All other	4	4	255	191	259	195
Property	24	24	144	141	168	165
Insurance	-	-	135	102	135	102
Derivatives	-	-	310	361	310	361
Cash and cash equivalents	352	73	104	90	456	163
Other	4	4	7	2	11	6
Total	1,238	822	4,550	4,351	5,788	5,173

(1)	Asset valuation based on Level 1 evidence under the fair value hierarchy: quoted prices (unadjusted) in active markets for identical assets or liabilities.

(2)	Equities include direct share holdings and funds focused on equity strategies.

(3)
Bonds include direct credit holdings and funds focused on fixed income strategies. Within this grouping, Government includes debt issued by national, state and local government agencies and Other fixed income includes blended Corporate/Government credit strategies.

(4)	Multi-asset includes funds that invest in a range of asset classes.

As of December 31, 2013 and 2012, there were no Thomson Reuters securities held in the Company’s pension plans’ assets.

Contributions

In 2013, the Company contributed $604 million to its material defined benefit plans that included $500 million to the TRGP ($460 million) and TTC plan ($40 million) to pre-fund pension obligations as well as $23 million of special contributions to the other Large U.K. plans. The contribution to the TRGP represents the first large contribution into the plan in 10 years and is expected to eliminate any additional material contribution requirements in the near term. In 2014, the Company expects to contribute approximately $100 million to its material defined benefit plans, including $45 million in accordance with the normal funding policy of funded plans, $25 million of special contributions to funded plans primarily related to the Large U.K. plans and $30 million for claims expected to arise under unfunded and OPEB plans. From time to time, the Company may elect to make voluntary contributions in order to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in the Company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to pension plans could differ significantly from the Company’s estimates.

Actuarial assumptions

The weighted average actuarial assumptions were as follows:

	Funded		Unfunded		OPEB
As of December 31,	2013	2012	2013	2012	2013	2012
Discount rate	4.46%	4.05%	4.78%	3.97%	4.40%	3.56%
Inflation assumption	3.20%	2.90%	2.62%	2.46%	-	-
Rate of increase in salaries	3.84%	3.64%	3.55%	3.52%	3.50%	3.50%
Rate of increase in pension payments	3.14%	2.89%	3.25%	2.90%	-	-
Medical cost trend	-	-	-	-	7.00%	7.02%

Thomson Reuters Annual Report 2013

Discount rate

The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, the Company’s actuary constructed a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. For the TRGP and the other Large U.K. plans combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $235 million as of December 31, 2013.

Rates of inflation, increase in salaries and pension payments

The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices as well as other benchmarks. The assumption on salary growth is for the long term over the life of benefit plans. For the TRGP and the other Large U.K. plans combined, a 0.25% increase or decrease in the rate of increase in inflation and salary assumptions would have increased or decreased the defined benefit obligation by approximately $85 million and $25 million, respectively, as of December 31, 2013.

Medical cost trend

The medical cost trend is based on the Company’s actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 7% for 2013, which is reduced ratably to 5% in 2018. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $20 million at December 31, 2013.

Mortality assumptions

The mortality assumptions used to assess the defined benefit obligation as of December 31, 2013 are based on the following:
•	TRGP - UP94 Generational Table;
•	RPF and SPS - 00 Series Tables with allowance for longevity improvements and adjustment for the medium cohort effect; and
•	TTC - SAPS Light Tables with allowances for plan demographic specifics and longevity improvements.

The following table illustrates the life expectation in years of an average plan participant retiring at age 65 as of December 31, 2013 and 2012 and a plan participant at age 40 as of December 31, 2013 and 2012 retiring 25 years later at age 65 under the mortality assumptions used.

December 31, 2013	Life Expectation in Years
	Male	Female
Employee retiring as of December 31, 2013 at age 65	21	23
Employee age 40 as of December 31, 2013 retiring at age 65	23	25

December 31, 2012	Life Expectation in Years
	Male	Female
Employee retiring as of December 31, 2012 at age 65	21	23
Employee age 40 as of December 31, 2012 retiring at age 65	23	24

For the TRGP and the other Large U.K. plans combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $160 million as of December 31, 2013.

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between assumptions are excluded. The measurement methodology (i.e. present value of the obligation calculated using the projected unit credit method) applied in the sensitivity analyses is also consistent to that used to determine the defined benefit obligation in the consolidated statement of financial position.

Risks and uncertainties

The material risks and uncertainties the Company is exposed to in relation to defined benefit pension plans are:

•
Investment risk: There is a risk that returns on plan assets may not be sufficient to fund plan obligations. Plan fiduciaries are required by plan rules or by law to maintain and review investment policies and investment allocations on a periodic basis to ensure such policies and allocations adequately support funding objectives. Periodic reviews of fund manager performance against benchmarks on specific investment mandates are also conducted to mitigate investment risk.

Thomson Reuters Annual Report 2013

•
Interest rate risk: A fall in interest rates will increase the value of fixed income-related investments and plan obligations. Although a significant amount of plan assets are allocated to fixed income investments, the Company's funded benefit plans do not strictly follow a liability matching investment strategy. This may result in plan liabilities increasing faster than assets in a declining interest rate environment, creating a deficit that may require additional Company contributions to remedy. This risk is mitigated as diversified asset allocations create prudent opportunities to outperform increases in liabilities and at an appropriate time, those excess returns may be reinvested in liability matching assets, reducing the need for Company contributions.

•
Inflation risk: Although allowances for expected salary and pension increases are included in all plan obligation valuations, actual salary increases and automatic pension increases linked to inflation in the U.K. may exceed expectations and result in higher than anticipated plan obligations. A portion of plan assets are invested in hedging assets including derivatives and inflation-linked bonds to mitigate this risk.

•
Currency risk: A portion of plan assets may be in overseas investments. Derivatives may be used to hedge the currency mismatch arising between these investments and local currency denominated obligations in some plans.

•
Liquidity risk: Insufficient cash on hand to fund benefit payments could result in unexpected changes in asset allocation and additional Company contributions. In the near term, this risk is mitigated as pension payments are reasonably known and plans may hold short-term debt securities.

•
Mortality risk: Improvements to life expectancy are assumed in valuing plan obligations. If life expectancy improves at a faster rate than expected, this could result in higher plan obligations. Life expectancy assumptions are reviewed in connection with periodic valuations to mitigate risk of underestimating plan obligations and the related funding requirements.

The material risks associated with the defined benefit retiree medical plans are mortality risk, as described above, and costs being greater than assumed, either due to inflation of future medical costs or the frequency of participants’ claims.

Analysis of income and expense

The following summarizes income and expense activity for material defined benefit plans:

Income Statement(1)	Funded		Unfunded		OPEB		Total
Year ended December 31,	2013	2012	2013	2012	2013	2012	2013	2012
Current service cost	101	102	5	5	3	3	109	110
Past service cost	-	-	-	1	-	-	-	1
Net interest cost	42	40	13	14	7	9	62	63
Administration fees	16	14	-	-	-	-	16	14
Curtailment gain	(14)	-	-	-	-	-	(14)	-
Settlement gain	-	(84)	-	-	-	-	-	(84)
Other	-	-	-	2	-	-	-	2
Defined benefit plan (income) expense	145	72	18	22	10	12	173	106
(1)
The 2013 curtailment gain of $14 million arose from headcount reductions associated with the Company’s simplification initiatives (see note 5). The 2013 curtailment gain and the 2012 settlement gain of $84 million are reported within “Other operating gains, net” in the consolidated income statement. All other components of defined benefit plan expense are included in the “Post-employment benefits” component of “Operating expenses” as set out in note 5, with the exception of net interest cost which is reported in “Finance costs, net” as set out in note 7.

Thomson Reuters Annual Report 2013

Statement of Comprehensive Income	Funded		Unfunded		OPEB		Total
Year ended December 31,	2013	2012	2013	2012	2013	2012	2013	2012
Remeasurement (gain) loss on defined benefit obligation:
Due to financial assumption changes	(306)	518	(29)	19	(17)	(13)	(352)	524
Due to demographic assumption changes	19	-	-	-	-	-	19	-
Due to experience	(29)	(57)	(7)	5	(3)	(7)	(39)	(59)
Return on plan assets less (greater) than discount rate	30	(175)	-	-	-	-	30	(175)
Change in irrecoverable surplus other than interest	(79)	(46)	-	-	-	-	(79)	(46)
Total recognized in other comprehensive (income) loss before taxation	(365)	240	(36)	24	(20)	(20)	(421)	244

Accumulated Comprehensive Losses (Income)	Funded		Unfunded		OPEB		Total
	2013	2012	2013	2012	2013	2012	2013	2012
Balance of actuarial losses at January 1	1,255	969	68	44	6	26	1,329	1,039
Net actuarial (gains) losses recognized in the year	(286)	286	(36)	24	(20)	(20)	(342)	290
Balance of actuarial losses (gains) at December 31	969	1,255	32	68	(14)	6	987	1,329
Balance of asset ceiling at January 1	47	85	-	-	-	-	47	85
Interest cost on irrecoverable surplus	5	8	-	-	-	-	5	8
Effects of the asset ceiling in the year	(79)	(46)	-	-	-	-	(79)	(46)
Balance of asset ceiling at December 31	(27)	47	-	-	-	-	(27)	47
Total accumulated comprehensive losses (income) at December 31	942	1,302	32	68	(14)	6	960	1,376

Defined contribution plans

The Company sponsors various defined contribution savings plans that provide for Company-matching contributions. Total expense related to defined contribution plans was $153 million in 2013 (2012 - $153 million), which approximates the cash outlays related to the plans.

Thomson Reuters Annual Report 2013

NOTE 27: SUPPLEMENTAL CASH FLOW INFORMATION

Details of “Other” in the consolidated statement of cash flow are as follows:

	Year ended December 31,
	2013	2012
Non-cash employee benefit charges	299	326
Employee benefits - settlement gain (see note 26)	-	(84)
Embedded derivatives fair value adjustments	(38)	37
Net losses (gains) on foreign exchange and derivative financial instruments	19	(45)
Losses from redemption of debt securities	35	-
Other(1)	(26)	(216)
	289	18

(1)	Includes $23 million and $175 million of non-cash reversals for uncertain tax positions in 2013 and 2012, respectively. See note 9.

Details of “Changes in working capital and other items” are as follows:

	Year ended December 31,
	2013	2012
Trade and other receivables	47	87
Prepaid expenses and other current assets	(10)	(18)
Other financial assets	2	(17)
Payables, accruals and provisions	(4)	(157)
Deferred revenue	77	(62)
Other financial liabilities	(1)	18
Income taxes	121	173
Other	(172)	(183)
	60	(159)

Thomson Reuters Annual Report 2013

NOTE 28: ACQUISITIONS

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related cash consideration, during 2013 and 2012 were as follows:

	Year ended December 31,
	2013		2012
	Number of transactions	Cash consideration(1)	Number of transactions	Cash consideration(1)
Businesses and identifiable intangible assets acquired	28	1,226	29	1,262
Contingent consideration payments	-	10	-	36
Investments in businesses	1	5	-	3
	29	1,241	29	1,301

(1)	Cash consideration is net of cash acquired of $43 million and $28 million for the years ended December 31, 2013 and 2012, respectively.

The following provides a brief description of certain acquisitions completed during 2013 and 2012(1):

Date	Company	Acquiring segment	Description
November 2013	BondDesk	Financial & Risk	A provider of trading and wealth management solutions for investors
April 2013	T.Global	Tax & Accounting	A Brazilian provider of global trade management software and solutions to professionals across Latin America
February 2013	Practical Law Company	Legal	A provider of practical legal know-how, current awareness and workflow solutions to law firms and corporate law departments
August 2012	FXall	Financial & Risk	A global provider of electronic foreign exchange trading solutions to corporations and asset managers
August 2012	MarkMonitor	Intellectual Property & Science	A provider of online brand protection
January 2012	Dr. Tax Software	Tax & Accounting	A Canadian based developer of income tax software for accounting firms and consumers

(1)	The 2013 acquisitions listed above represented approximately 81% of cash consideration for acquired businesses and identifiable intangible assets (2012 - 81%).

Purchase price allocation

Each business combination has been accounted for using the acquisition method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

Thomson Reuters Annual Report 2013

The details of net assets acquired were as follows:

	2013	2012
Cash and cash equivalents	43	28
Trade and other receivables(1)	46	48
Other financial assets	-	8
Prepaid expenses and other current assets	12	24
Current assets	101	108
Computer hardware and other property, net	8	16
Computer software, net	70	119
Other identifiable intangible assets	447	480
Other financial assets	1	3
Deferred tax	11	35
Total assets	638	761
Current indebtedness	(1)	-
Payables, accruals and provisions	(41)	(51)
Deferred revenue	(76)	(70)
Current liabilities	(118)	(121)
Provisions and other non-current liabilities	(54)	(8)
Deferred tax	(66)	(164)
Total liabilities	(238)	(293)
Net assets acquired	400	468
Goodwill	869	822
Total	1,269	1,290

(1)
The gross contractual amount of trade and other receivables is $48 million, of which $2 million is expected to be uncollectible at December 31, 2013 (2012 - trade and other receivables were $50 million, of which $2 million was expected to be uncollectible).

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired work force. The majority of goodwill for acquisitions completed in 2013 and 2012 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business.

Other

The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

In 2013, $21 million (2012 - $41 million) of directly attributable acquisition-related transaction costs were expensed within the consolidated income statement as part of “Other operating gains, net”.

NOTE 29: CONTINGENCIES, COMMITMENTS AND GUARANTEES

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include but are not limited to intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on the Company’s financial condition taken as a whole.

Thomson Reuters Annual Report 2013

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2013 were $374 million (2012 - $371 million). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

December 31,
2013
2014	270
2015	240
2016	197
2017	162
2018	141
2019 and thereafter	430
1,440

With certain leases, the Company guarantees the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current liabilities” in the consolidated statement of financial position.

The total of future minimum sublease payments to be received under non-cancellable subleases was $22 million at December 31, 2013. Sublease payments received in 2013 were $18 million (2012 - $16 million).

Acquisitions and dispositions

The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed at the time of purchase. The Company does not believe that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company does not believe based upon current facts and circumstances, that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

Unconditional purchase obligations

The Company has various obligations for materials, supplies and services in the ordinary conduct of business. The future unconditional purchase obligations are as follows:

December 31,
2013
2014	493
2015	326
2016	95
2017	38
2018	14
2019 and thereafter	8
974

NOTE 30: RELATED PARTY TRANSACTIONS

As of December 31, 2013, Woodbridge beneficially owned approximately 56% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, the Company enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

Thomson Reuters Annual Report 2013

In December 2013, the Company sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for approximately $29 million. The subsidiary’s assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in the consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $29 million was recorded within “Other operating gains, net” within the consolidated income statement. In connection with this transaction, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion that the sale price was not less than the fair market value of the losses. The Company utilized the independent fairness opinion to determine that the negotiated price between the Company and the purchaser was reasonable. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

In May 2012, as part of its efforts to expand its mutual fund data and strategic research capabilities, the Company acquired a Canadian mutual fund database, fund fact sheet business and mutual fund and equity data feed business for approximately C$9 million from The Globe and Mail (“The Globe”), which is majority owned by Woodbridge. The Company paid approximately C$8 million in cash and issued a C$1 million promissory note to The Globe that will be due in May 2016. In connection with the acquisition, the Company licensed the acquired database to The Globe over a four year term, valued at approximately C$250,000 per year. The Globe issued four promissory notes to the Company, each for the value of the annual license. Amounts due each year under the notes issued by The Globe are offset against the note issued by the Company. The board of directors’ Corporate Governance Committee approved the transaction.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2013, the total amount charged to Woodbridge for these services was approximately $105,000 (2012 - $112,000).

The Company purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiaries. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. Premiums relating to 2013 were $44,000 (2012 - $40,000), which would approximate the premium charged by a third party insurer for such coverage.

At December 31, 2013 and 2012, the amounts receivable from Woodbridge in respect of the above transactions were negligible.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, the Company replaced this agreement with a conventional insurance agreement. The Company is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

Transactions with associates and joint ventures

From time to time, the Company enters into transactions with its investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

Prior to the fourth quarter of 2013, The Company and The Depository Trust & Clearing Corporation (“DTCC”) each had a 50% interest in Omgeo, a provider of trade management services. In the fourth quarter of 2013, the Company sold its 50% interest in Omgeo to DTCC. See note 6. Prior to the sale, Omgeo paid the Company for use of a facility and technology and other services which were valued at approximately $7 million for 2013 (2012 - $9 million). At December 31, 2012, the amount receivable from Omgeo was approximately $1 million.

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services, which were valued at approximately $1 million for 2013 (2012 - $1 million). In the third quarter of 2012, the Company credited the joint venture approximately $0.6 million to adjust prior service charges from 2009 to 2011. At December 31, 2013, the amount receivable from Westlaw Japan K.K. was approximately $0.3 million (2012 – negligible).

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity owned by the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that serves as the Company’s corporate headquarters. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. In 2013, the Company’s costs under this lease arrangement for rent, taxes and other expenses were approximately $38 million (2012 - $38 million). At December 31, 2013 and 2012, the amounts payable to 3XSQ Associates were negligible.

Thomson Reuters Annual Report 2013

Compensation of Key Management Personnel

Key management personnel compensation, including directors, is as follows:

	Year ended December 31,
	2013	2012
Salaries and other benefits	32	24
Share-based payments (1)	14	20
Total compensation	46	44

(1)	Share-based payments exclude mark-to-market fair value adjustments.

Key management personnel are comprised of the Company’s directors and executive officers.

NOTE 31: SUBSEQUENT EVENTS

2014 Dividends

In February 2014, the Company’s board of directors approved a $0.02 per share increase in the annualized dividend to $1.32 per common share. A quarterly dividend of $0.33 per share will be paid on March 17, 2014 to shareholders of record as of February 24, 2014.

Share repurchases

From January 1, 2014 through March 5, 2014, the Company has repurchased approximately 5.3 million of its common shares for approximately $188 million at an average price per share of $35.57.

Thomson Reuters Annual Report 2013

EXECUTIVE OFFICERS AND DIRECTORS

EXECUTIVE OFFICERS

The following individuals are our executive officers as of March 5, 2014 and are members of our Executive Committee.

Name	Age	Title
James C. Smith	54	President & Chief Executive Officer
Stephane Bello	53	Executive Vice President & Chief Financial Officer
Deirdre Stanley	49	Executive Vice President, General Counsel & Secretary
Peter Warwick	62	Executive Vice President & Chief People Officer
Andrew Rashbass	48	President & Editor-in-Chief, Reuters
David W. Craig	44	President, Financial & Risk
Susan Taylor Martin	50	President, Legal
Basil Moftah	38	President, Intellectual Property & Science
Brian Peccarelli	52	President, Tax & Accounting

OTHER EXECUTIVE COMMITTEE MEMBERS

The following individuals are also members of our Executive Committee as of March 5, 2014, but are not considered executive officers:

Name	Age	Title
Gus Carlson	55	Executive Vice President & Chief Communications Officer
Carla Jones	50	Senior Vice President, Office of the CEO
Rick King	57	Executive Vice President & Chief Operations Officer, Technology
Gonzalo Lissarrague	43	President, Global Growth & Operations
Neil Masterson	45	Executive Vice President & Chief Transformation Officer
James Powell	52	Executive Vice President & Chief Technology Officer
Brian Scanlon	41	Executive Vice President & Chief Strategy Officer

Jim Smith has been President & Chief Executive Officer and a director of our company since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters by Thomson in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning's Academic and Reference Group. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson. Mr. Smith resides in Stamford, Connecticut, United States.

Stephane Bello has been Executive Vice President & Chief Financial Officer since January 2012. Mr. Bello was Chief Financial Officer of Thomson Reuters Professional division from April 2008 to December 2011. Mr. Bello joined Thomson in 2001 and was Senior Vice President and Treasurer until April 2008. Prior to joining Thomson, Mr. Bello held several positions at General Motors in its treasury division, including regional Treasurer of General Motors Europe and Assistant Treasurer of General Motors in New York. Mr. Bello resides in Darien, Connecticut, United States.

Deirdre Stanley has been Executive Vice President & General Counsel since April 2008 and Secretary since January 2013. Prior to Thomson's acquisition of Reuters in April 2008, Ms. Stanley was Senior Vice President and General Counsel of Thomson. Prior to joining Thomson in July 2002, Ms. Stanley served in various senior executive positions, including Deputy General Counsel at USA Networks, Inc. and its successor companies. From 1997 through 1999, Ms. Stanley served as Associate General Counsel for GTE Corporation, where she headed the mergers and acquisitions practice group. Before GTE Corporation, Ms. Stanley practiced law at Cravath, Swaine & Moore in New York. Ms. Stanley resides in New York, New York, United States.

Peter Warwick has been Executive Vice President & Chief People Officer since January 2012. Mr. Warwick was Chief Operating Officer of Thomson Reuters Professional division from April 2011 to December 2011. Mr. Warwick joined Thomson in 1998 and has held a number of key leadership positions within the organization, including President and CEO of Thomson Reuters Legal, President and CEO of Thomson Tax & Accounting and CEO of Thomson Legal & Regulatory Asia Pacific. Prior to joining Thomson, Mr. Warwick was managing director of Pitman Publishing, deputy chief executive of the Longman Group and chief executive of Pearson Professional in London. Mr. Warwick resides in New York, New York, United States.

Thomson Reuters Annual Report 2013

Andrew Rashbass has been Chief Executive, Reuters, responsible for leading our news and media business, since July 2013. Prior to joining Thomson Reuters, Mr. Rashbass was chief executive of The Economist Group, where he previously served in roles as the publisher of The Economist and managing director of Economist.com. Before joining The Economist Group in 1997, Mr. Rashbass worked at Associated Newspapers. Mr. Rashbass started his career at Andersen Consulting, now called Accenture. Mr. Rashbass resides in London, United Kingdom.

David Craig has been President, Financial & Risk since January 2012. Mr. Craig was President of Thomson Reuters Governance, Risk & Compliance business from September 2010 through December 2011. Prior to that, Mr. Craig was Chief Strategy Officer of Thomson Reuters from April 2008 to August 2010. He joined Reuters in April 2007 as Head of Strategy. Prior to April 2007, Mr. Craig was a Partner at McKinsey & Company and a Senior Principal and Partner at American Management Systems. Mr. Craig resides in London, United Kingdom.

Susan Taylor Martin has been President, Legal since January 2014. Prior to January 2014, Ms. Taylor Martin held a number of other key leadership positions within the organization, including Managing Director of the Legal business in the U.K. and Ireland, President of Media and Global Head of Corporate Strategy for Reuters. Ms. Taylor Martin joined Reuters in 1993. Ms. Taylor Martin resides in London, United Kingdom.

Basil Moftah has been President, Intellectual Property & Science since January 2014. Mr. Moftah joined Reuters in Egypt in 1997 and has held a number of other key leadership positions within the organization, including the Managing Director for Middle East, Africa & Russia, Head of Rapidly Developing Economies for financial clients, Investment Associate for the Reuters Venture Capital Group and Head of Business Direct in EMEA. Mr. Moftah has worked in a number of countries for Thomson Reuters, including United Arab Emirates, the U.S., the U.K., Italy and Switzerland. Mr. Moftah resides in Dubai, United Arab Emirates.

Brian Peccarelli has been President, Tax & Accounting since February 2011. Prior to February 2011, Mr. Peccarelli was President of Workflow & Service Solutions within the Tax & Accounting business for seven years. Mr. Peccarelli joined Thomson in 1984 and has held a number of other key leadership positions within the organization, including Vice President of the Corporate Services Market and General Manager for RIA Compliance. He is also a certified public accountant and a lawyer. Mr. Peccarelli resides in Plano, Texas, United States.

Other Executive Committee Members

Gus Carlson has been Executive Vice President & Chief Communications Officer of Thomson Reuters since December 2013. From February 2011 to November 2013, Mr. Carlson ran his own communications consultancy. Prior to February 2011, Mr. Carlson held a number of executive roles at Thomson Reuters, including Executive Vice President & Chief Marketing Officer and prior to April 2008, Mr. Carlson was Senior Vice President and Chief Marketing & Communications Officer for Thomson. Before joining Thomson in 2006, Mr. Carlson held senior communications positions at Accenture, Standard & Poor’s, PaineWebber, Barnes & Noble and Hill & Knowlton. Mr. Carlson is also a former business news editor for The New York Times and The Miami Herald. Mr. Carlson resides in Bedford, New York, United States.

Carla Jones has been Senior Vice President, Office of the CEO since January 2012. Ms. Jones has held a number of executive roles at Thomson Reuters since joining the company in 1997, including Senior Vice President of Communications for Thomson Reuters Professional division and Vice President, Office of the Chief Executive Officer for Thomson. Ms. Jones resides in Ridgefield, Connecticut, United States.

Rick King has been Executive Vice President & Chief Operating Officer, Technology since January 2014. Mr. King has held a number of executive roles at the company since 2000, including Chief Technology Officer of the former Professional division and Chief Technology Officer of the Legal segment. Prior to joining the company, he held executive positions at Ceridian Employer Services, Jostens Learning and WICAT Systems. Mr. King resides in Eden Prairie, Minnesota, United States.

Gonzalo Lissarrague has been President, Global Growth & Operations since January 2014. Mr. Lissarrague joined La Ley, an Argentine legal content company, in 1991, and held a number of positions in editorial, marketing, sales and strategy. Mr. Lissarrague played a key role during Thomson’s acquisition of La Ley’s in 2000 and was appointed Managing Director, Argentina, for the Legal and Tax & Accounting businesses in 2004. After the formation of Global Growth & Operations in 2012, Mr. Lissarrague was Managing Director of Latin America through the end of 2013. Mr. Lissarrague resides in Buenos Aires, Argentina.

Neil Masterson has been Executive Vice President & Chief Transformation Officer since October 2013. Mr. Masterson joined Thomson in 2002 and has held a number of key leadership positions within the organization, including Managing Director of the Investor segment of Financial & Risk and Vice President, Treasury and Corporate Planning for Thomson Reuters. Prior to joining Thomson, Mr. Masterson spent two years at Reuters as Senior Vice President of Business. Mr. Masterson resides in New York, New York, United States.

Thomson Reuters Annual Report 2013

James Powell has been Executive Vice President & Chief Technology Officer since July 2008. Previously, Mr. Powell was Chief Technology Officer of Thomson Reuters Markets division from April 2008 to July 2008. Prior to Thomson's acquisition of Reuters, he was Chief Technology Officer of Reuters Enterprise division from July 2007 to April 2008. At Reuters, Mr. Powell held a number of other senior leadership positions, including Global Head of Product Development. He has also held senior leadership positions at Solace Systems, Citadel Investment Group and TIBCO Finance Technology. Mr. Powell resides in Bronxville, New York, United States.

Brian Scanlon has been Executive Vice President & Chief Strategy Officer since January 2014. Mr. Scanlon previously spent 14 years at McKinsey & Co., where he held a number of senior leadership positions, including partner in the Corporate Finance & Strategy practice in Stamford, Connecticut; Chief Financial Officer for the northeast offices; and Managing Partner of McKinsey's South East Asian Private Equity practice in Singapore. Prior to joining McKinsey, Mr. Scanlon was a senior accountant and consultant at Andersen Consulting, now called Accenture. Mr. Scanlon resides in New Canaan, Connecticut, United States.

DIRECTORS

The names, municipalities and countries of residence, offices and principal occupations of our directors as of March 5, 2014 are shown below. Each director has been a director since the year indicated below. All of our directors have been engaged for more than five years in their present principal occupations or in other capacities within Thomson Reuters, except where noted below. Each director will continue to hold office until the next annual meeting of our shareholders or until the director resigns or a successor is elected or appointed.

		Committee memberships
Name	Age	Audit	Corporate Governance	Human Resources	Director Since
David Thomson, Chairman	56				1988
James C. Smith	54				2012
Manvinder S. Banga	59			•	2009
David W. Binet	56		•	•	2013
Mary Cirillo	66		•	Chair	2005
Steven A. Denning	65			•	2000
Lawton W. Fitt	60	•	•		2008
Sir Deryck Maughan	66		•		2008
Ken Olisa, OBE	62	•			2008
Vance K. Opperman	71	Chair	Chair		1996
John M. Thompson	71	•	•		2003
Peter J. Thomson	48				1995
Wulf von Schimmelmann	67	•			2011

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University. Mr. Thomson resides in Toronto, Ontario, Canada.

Jim Smith is President and Chief Executive Officer of Thomson Reuters. Prior to becoming CEO in January 2012, he held a number of key leadership positions over his 25 year career with Thomson Reuters, including Chief Operating Officer of Thomson Reuters, Chief Executive Officer of Thomson Reuters Professional division and Executive Vice President and Chief Operating Officer of Thomson. Mr. Smith received a BA degree from Marshall University. Mr. Smith resides in Stamford, Connecticut, United States.

Manvinder (Vindi) S. Banga joined Clayton, Dubilier & Rice, LLC, a private equity investment firm, as an Operating Partner based in London in June 2010. Prior to that, he held a number of senior executive positions over his 33 year career with Unilever, including President, Food, Home & Personal Care of Unilever PLC, Business Group President of Unilever’s Home and Personal Care business in Asia and Chairman and Managing Director of Hindustan Unilever Ltd. Mr. Banga is a member of the Prime Minister of India’s Council on Trade & Industry. He is also a director of Marks and Spencer Group plc and B&M Stores Ltd. He is a graduate of the Indian Institute of Technology (IIT), Delhi, where he completed his Bachelor of Technology in mechanical engineering and the IIM Ahmedabad where he obtained a post graduate degree in management. Mr. Banga resides in London, United Kingdom.

Thomson Reuters Annual Report 2013

David W. Binet is President and a director of Woodbridge, the Thomson family investment company. Prior to January 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. Mr. Binet is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. Mr. Binet is also Chairman of the Thomson Reuters Foundation. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. Mr. Binet has a law degree from McGill University, a BA from Queen’s University and a graduate degree in Journalism from Northwestern University. Mr. Binet resides in Toronto, Ontario, Canada.

Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, she was a senior banking executive at Bankers Trust and Citibank for over 20 years. Ms. Cirillo is a member of the Advisory Board of Hudson Venture Partners, L.P., a venture capital firm, and serves on the boards of several cultural and educational organizations. She is also a director of Dealer Track Holdings Inc. and ACE Ltd. She has a BA from Hunter College. Ms. Cirillo resides in New York, New York, United States.

Steven A. Denning is Chairman and a Managing Director of General Atlantic LLC, a global growth private equity firm. Mr. Denning has been with General Atlantic (or its predecessor) since 1980. He serves on the boards of several cultural and educational organizations. He has a BS degree from the Georgia Institute of Technology and an MBA from the Graduate School of Business, Stanford University. Mr. Denning resides in Greenwich, Connecticut, United States.

Lawton W. Fitt is a corporate director. She joined the board of Reuters in 2004. Ms. Fitt served as Secretary (CEO) of the Royal Academy of Arts in London from 2002 to March 2005. Prior to that, she was an investment banker with Goldman Sachs & Co., where she became a partner in 1994 and a managing director in 1996. She is a director of several not-for-profit organizations in addition to CIENA Corporation, The Carlyle Group and The Progressive Corporation. Ms. Fitt has a bachelor’s degree from Brown University and an MBA from the University of Virginia. Ms. Fitt resides in New York, New York, United States.

Sir Deryck Maughan is a Senior Advisor at Kohlberg Kravis Roberts & Co., a global asset management company. He has held a number of senior positions with Kohlberg Kravis Roberts & Co. since joining the firm in 2005, including Partner and Head of the Financial Services Industry team within KKR’s Private Equity platform, and Chairman of KKR Asia. He was Chairman and Chief Executive Officer of Citigroup International until 2004 and served as Vice Chairman of the New York Stock Exchange from 1996 to 2000. Sir Deryck joined the board of Reuters in 2005. He also serves on the boards of several charitable organizations in addition to GlaxoSmithKline plc and BlackRock Inc. Sir Deryck is a graduate of King’s College, University of London and the Graduate School of Business, Stanford University. Sir Deryck resides in New York, New York, United States.

Ken Olisa, OBE is Founder and Chairman of Restoration Partners, a boutique technology merchant bank advising and investing in IT companies. He joined the board of Reuters in 2004. From 1992 to 2006, Mr. Olisa was Chair and CEO of Interregnum PLC, a technology merchant bank. Prior to that, he was a senior executive for over 20 years at Wang Labs and IBM. From 1995 to 2000, Mr. Olisa was also a director of Open Text Corporation and of Eurasian Natural Resources Corporation from 2007 until 2011. He serves on the boards of several U.K. not-for-profit organizations. He has a MA from Fitzwilliam College, Cambridge. Mr. Olisa resides in Kingston, United Kingdom.

Vance K. Opperman is President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities, and Lead Independent Director of Thomson Reuters. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves on the boards of several educational and not-for-profit organizations. He serves as chairman of the board of Blue Cross and Blue Shield of Minnesota and a director of TCF Financial Corporation. He has a law degree from the University of Minnesota and practiced law for many years. Mr. Opperman resides in Minneapolis, Minnesota, United States.

John M. Thompson served as non-executive Chairman of the Board of The Toronto-Dominion Bank, a Canadian financial institution, for eight years until January 1, 2011. Prior to that, he was Vice Chairman of the Board of IBM from 2000 until 2002. Mr. Thompson also held a number of senior management positions in his career at IBM including having oversight responsibility for the company's worldwide technology, manufacturing and business strategy. He is a graduate of the University of Western Ontario with a degree in Engineering Science and completed executive management programs at the Richard Ivey School at the University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University. Mr. Thompson was previously Chancellor of the University of Western Ontario. Mr. Thompson resides in Toronto, Ontario, Canada.

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario. Mr. Thomson resides in Toronto, Ontario, Canada.

Wulf von Schimmelmann is a corporate director. He joined the board of Thomson Reuters in July 2011. Mr. von Schimmelmann was Chief Executive Officer of Deutsche Postbank AG from 1999 to 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany's leading retail banks. Since 2008, he has served as Chairman of the Supervisory Board of Deutsche Post DHL AG, an international leader in mail and logistics services. He also serves as a member of the Supervisory Board of Maxingvest AG and Allianz Deutschland AG and as a director of Accenture Ltd. as well as Western Union. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the U.S. and Germany. Mr. von Schimmelmann was also previously a member of the Supervisory Board of Deutsche Teleknow and Chair of BAWAG P.S.K. Mr. von Schimmelmann received a degree in economic sciences and his Ph.D. in economics from the University of Zurich. Mr. von Schimmelmann resides in Munich, Germany.

Thomson Reuters Annual Report 2013

AUDIT COMMITTEE

The Audit Committee comprises Vance K. Opperman (Chair), Lawton W. Fitt, Ken Olisa, John M. Thompson and Wulf von Schimmelmann. All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Our Audit Committee does not include an individual who qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) or meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. However, we consider that, collectively, the members of the Audit Committee have the requisite skills and experience to properly discharge their responsibilities. Biographies for each member of our Audit Committee are included earlier in this section of the annual report.

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities, including any education or experience that has provided the member with an understanding of the accounting principles we use to prepare our financial statements.

Audit Committee Member	Education/Experience
Vance K. Opperman (Chair)
•      Former President and COO of West Publishing Company
•      President and CEO of Key Investment, Inc.
•      Chair of Audit Committee of Thomson Reuters for over 10 years
•      Member of private company audit committees and TCF Financial Corporation audit committee
•      Represented financial institutions in securities and financial regulations matters as a practicing attorney

Lawton W. Fitt
•      Former Chair of Reuters audit committee
•      MBA from the University of Virginia
•      Former Secretary (CEO) of the Royal Academy of Arts
•      Chair of CIENA Corporation audit committee and member of The Carlyle Group audit committee

Ken Olisa
•      Former Interregnum PLC Chair and CEO
•      Member of private company audit committees and former member of a public company audit committee
•      U.K. Financial Services Authority approved person
•      Director of various private and not-for-profit organizations

John M. Thompson
•      Graduate of executive management programs at the University of Western Ontario and Northwestern University
•      Former member of private company audit committee
•      Senior management positions at IBM, including CFO of IBM Canada and Vice Chairman of the IBM Board

Wulf von Schimmelmann	• Former CEO of Deutsche Postbank AG • Degree in economic sciences and Ph.D in economics from University of Zurich • Member of Maxingvest AG audit committee

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2013 and 2012. 2013 fees were lower than in 2012 primarily due to the fact that 2012 included significantly higher carve-out audit fees for dispositions.

(in millions of U.S. dollars)	2013	2012
Audit fees	$22.8	$20.9
Audit-related fees	1.4	11.1
Tax fees	6.6	8.0
All other fees	0.7	0.9
Total	$31.5	$40.9

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2013 and 2012.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Thomson Reuters Annual Report 2013

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits, transaction due diligence, SSAE 16 engagements, licensing of technical research material, audits of various employee benefit plans, agreed-upon procedures principally related to executive compensation reporting in the management proxy circular.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, customs and duties, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services include independent benchmarking services.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by the independent auditors.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

•	Senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy.

•
The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting.

•
For the year ended December 31, 2013, none of the fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions as provided for by Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

CONTROLLED COMPANY

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the board believes it is appropriate for Mr. Binet to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

Thomson Reuters Annual Report 2013

INDEPENDENT DIRECTORS

A majority of the board is independent. Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2014, the board conducted its annual assessment of the independence of each of its current members and determined that 9 of the 13 directors (69%) serving on the board are independent. In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by directors.

Director Independence
Name of Director	Management	Independent	Not Independent	Reason for Non-Independence
David Thomson			✓	A Chairman of Woodbridge, the principal shareholder of Thomson Reuters
James C. Smith	✓		✓	Chief Executive Officer of Thomson Reuters
Manvinder S. Banga		✓
David W. Binet			✓	President of Woodbridge, the principal shareholder of Thomson Reuters
Mary Cirillo		✓
Steven A. Denning		✓
Lawton W. Fitt		✓
Sir Deryck Maughan		✓
Ken Olisa, OBE		✓
Vance K. Opperman		✓
John M. Thompson		✓
Peter J. Thomson			✓	A Chairman of Woodbridge, the principal shareholder of Thomson Reuters
Wulf von Schimmelmann		✓
Total	1	9	4

None of Messrs. D. Thomson, Binet or P. Thomson is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the facts and circumstances of each such instance, the board determined in March 2014 that these relationships were immaterial.

PRESIDING DIRECTORS AT MEETINGS OF NON-MANAGEMENT AND INDEPENDENT DIRECTORS

Our board begins each in-person meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the board without the CEO or other members of management present. Each of the board’s committees also concludes its meetings “in-camera” with a period of time for discussion without the CEO or members of management present.

At least once each year, the board meets without the CEO and without the directors affiliated with Woodbridge. These meetings of the independent directors, which follow a regularly scheduled board meeting, are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required and has been available for consultation with the other independent directors as required. One such meeting of the independent directors took place in March 2013 and was presided over by Ms. Fitt.

Thomson Reuters Annual Report 2013

CODE OF BUSINESS CONDUCT AND ETHICS

Our Code of Business Conduct and Ethics (Code) applies to all employees, directors and officers, including our CEO, CFO and Controller. All employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, we have instituted a mandatory online training course related to the Code. The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel.

In 2013 and through the date of this annual report, no material violations by our directors or executive officers were reported for the Code. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers.

ADDITIONAL DISCLOSURES

Additional information regarding the members of our board of directors, including our corporate governance and compensation practices, will be provided in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on May 22, 2014. Each board committee has a written charter which is publicly available at www.thomsonreuters.com. The Audit Committee’s charter has been filed on SEDAR and EDGAR and is incorporated by reference in, and forms a part of, this annual report.

As of March 5, 2014, our executive officers and directors as a group beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of our outstanding common shares, based on the issued and outstanding shares of our company as of that date. David Thomson and Peter J. Thomson are the Chairmen, and David W. Binet is the President, of Woodbridge, our controlling shareholder. As of March 5, 2014, Woodbridge beneficially owned approximately 56% of our common shares.

Since 1992, Mr. Olisa has been chairman of two boutique merchant banks that provide advisory services to technology companies, some of which are or have been early stage. Mr. Olisa serves on the board of directors of a number of these companies. He was previously a director of Datapoint Newco 1 Limited and Axellis Limited which were dissolved after liquidation proceedings in the U.K. in 2004 and 2012, respectively.

Thomson Reuters Annual Report 2013

ADDITIONAL INFORMATION

Thomson Reuters Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. Our company amalgamated with one of its wholly owned subsidiaries on March 10, 2010. Our registered office is located at 333 Bay Street, Suite 400, Toronto, Ontario M5H 2R2, Canada. Prior to April 17, 2008, Thomson Reuters Corporation was known as The Thomson Corporation.

DESCRIPTION OF CAPITAL STRUCTURE

As of March 5, 2014:

—	our authorized share capital consisted of an unlimited number of common shares, an unlimited number of preference shares, issuable in series, and a Thomson Reuters Founders Share; and

—	we had outstanding 815,328,517 common shares, 6,000,000 Series II preference shares and one Thomson Reuters Founders Share.

Common Shares

Each common share entitles its holder to receive notice of, to attend and to vote at all meetings of our shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting). Each common share also entitles its holder to receive dividends when declared by our board of directors, subject to the rights of holders of the preference shares. All dividends declared by our board of directors are paid equally on all common shares. Holders of common shares will participate equally in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to our common shares.

We have also issued Depositary Interests (DIs) as an alternative way to hold our common shares. DIs are designed to facilitate the transfer and settlement of our shares in the U.K. when they are traded in the secondary market. Each DI represents one common share. The holder of DIs has beneficial ownership of the underlying common shares. The administrator of our DI program, holds legal title to the common shares and holds the shares on behalf of and for the benefit of the DI holder. Holders of DIs have the same voting rights and receive the same dividends as other common shareholders.

Preference Shares

Our preference shares may be issued in one or more series as determined by our board of directors. Our board of directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on our liquidation, dissolution or winding-up. The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by our board of directors when authorizing a series or as provided by law. Our Series II preference shares are non-voting and are redeemable at our option for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of the shares.

Thomson Reuters Founders Share

Our company has issued a Thomson Reuters Founders Share to the Thomson Reuters Founders Share Company, which enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles and to thwart those whose holdings of Thomson Reuters voting shares threaten the Thomson Reuters Trust Principles. The Founders Share entitles the Thomson Reuters Founders Share Company to vote in circumstances where an acquiring person, other than an approved person or an entity within Thomson Reuters, has become or becomes “interested” in, or the beneficial owner of, 15% or more of the outstanding voting shares of Thomson Reuters or has obtained or is attempting to obtain the ability to control the exercise of, or beneficial ownership of, 30% or more of the outstanding voting shares of Thomson Reuters. In general, votes cast by the Thomson Reuters Founders Share Company, alone or in combination with votes cast by approved persons, will be sufficient either to negate the voting power of the acquiring person or to constitute the requisite majority voting power. The rights attaching to the Founders Shares may not be varied or abrogated in any respect without the prior written consent of the Thomson Reuters Founders Share Company. In addition, without the prior written consent of the Thomson Reuters Founders Share Company, we may not take certain fundamental corporate actions, including certain changes to our share capital, or remove or amend provisions in our organizational documents relating to the Thomson Reuters Founders Share Company and the Founders Share. For a discussion of the Thomson Reuters Trust Principles and the Thomson Reuters Founders Share Company, see the “Material Contracts” section of this annual report.

Thomson Reuters Annual Report 2013

MARKET FOR SECURITIES

LISTINGS AND INDEX PARTICIPATION

Our common shares are listed in Canadian dollars on the TSX and in U.S. dollars on the NYSE under the symbol “TRI” and our Series II preference shares are listed in Canadian dollars on the TSX under the symbol “TRI.PR.B”. Our company is included in the S&P/TSX series of indices.

SHARE PRICES

The following table provides information regarding the price history of our common shares and Series II preference shares for the periods indicated.

	Common shares (C$)				Common shares (US$)				Series II preference shares (C$)
	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume
2013
January	31.22	28.75	30.55	17,867,749	31.06	29.10	30.64	15,803,667	23.91	22.59	23.89	74,726
February	31.57	29.40	31.51	20,349,755	31.18	29.33	30.58	21,883,149	24.65	23.29	24.40	120,586
March	33.54	31.12	32.96	31,276,180	32.89	30.16	32.48	25,521,392	24.46	24.00	24.25	92,717
April	34.12	31.79	33.75	22,647,319	33.75	31.08	33.49	23,121,254	24.54	23.85	24.17	23,084
May	36.75	33.45	34.50	26,662,716	35.41	33.16	33.40	22,683,915	24.50	23.51	23.85	47,239
June	35.12	33.08	34.32	22,015,420	33.94	31.38	32.57	24,141,848	23.86	22.50	23.59	29,334
July	36.98	33.70	35.00	15,323,531	36.04	32.36	34.03	18,251,406	24.39	23.10	24.00	114,597
August	36.44	34.52	34.52	16,230,409	35.22	32.87	32.88	16,233,957	24.35	22.81	23.50	53,184
September	36.76	34.69	36.02	14,469,111	35.66	32.92	35.01	15,053,323	23.94	20.70	20.87	141,320
October	39.74	35.07	39.18	25,031,797	38.08	33.83	37.57	26,567,998	21.74	19.41	19.84	121,906
November	40.61	39.18	39.57	19,976,584	38.73	37.20	37.38	13,031,611	19.90	19.19	19.75	131,218
December	40.70	38.70	40.17	15,400,479	38.19	36.33	37.82	12,912,268	19.61	17.61	18.22	110,066
2014
January	42.10	39.65	40.18	16,332,490	38.34	35.66	36.06	13,541,632	18.70	17.76	17.94	105,066
February	40.55	37.04	38.00	25,844,924	36.81	33.60	34.34	19,748,620	18.42	17.75	17.91	21,083

DIVIDENDS

Our company (and our predecessor companies) have paid dividends for over 30 years and we view dividends as a critical component of shareholder return.

Any dividends that we declare on our shares take into account all factors that our board considers relevant, including our available cash flow, financial condition and capital requirements. Our target dividend payout ratio is 40% to 50% of annual free cash flow over the long term.

Our board reviews our dividend policy in the first quarter of each fiscal year. In February 2014, our board approved an increase in our annualized dividend rate to $1.32 per share (or $0.33 per share on a quarterly basis), effective with our dividend payable on March 17, 2014 to holders of record as of February 24, 2014. This was the 21st consecutive annual dividend increase for our company. The declaration of dividends by our board and the amount of those dividends is at the discretion of the board.

The following table provides information regarding the default currencies for our dividend payments, as well as other currency options that were available to our shareholders as of March 5, 2014.

	Dividend currency (default)	Dividend currency (for electing holders)
Common shares	U.S. dollars	Canadian dollars British pounds sterling
DIs (representing common shares)	British pounds sterling	U.S. dollars Canadian dollars
Series II preference shares	Canadian dollars	N/A

We also have a dividend reinvestment plan which allows eligible holders of our common shares to elect to have their cash dividends reinvested in additional shares.

Thomson Reuters Annual Report 2013

Additional information regarding currency elections for our dividends as well as our dividend reinvestment plan is provided in the Investor Relations section of our website under “Dividends”.

We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of these shares.

The table below sets forth the dividends declared on our common shares and Series II preference shares in the last three years and the first quarter of 2014.

	Common shares (US$)	Series II preference shares (C$)
2011
Q1	$0.310000	C$	0.129452
Q2	$0.310000	C$	0.130890
Q3	$0.310000	C$	0.132329
Q4	$0.310000	C$	0.132329
2012
Q1	$0.320000	C$	0.130533
Q2	$0.320000	C$	0.130533
Q3xx	$0.320000	C$	0.131967
Q4	$0.320000	C$	0.131967
2013
Q1	$0.325000	C$	0.129452
Q2	$0.325000	C$	0.13089
Q3	$0.325000	C$	0.132329
Q4	$0.325000	C$	0.132329
2014
Q1	$0.330000	C$		*

*	The first quarter 2014 dividend on our Series II preference shares had not yet been declared by our company as of the date of this annual report.

WOODBRIDGE

As of March 5, 2014, Woodbridge beneficially owned approximately 56% of our common shares and is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson Reuters Corporation common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained. Woodbridge’s primary investment is its holding of our shares. It actively monitors our company as a controlling shareholder. In its involvement with our company, Woodbridge focuses on these matters:

—	corporate governance, including the effectiveness of our board;

—	appointment of the Chief Executive Officer and other members of senior management and related succession planning;

—	development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and

—	capital strategy.

With its substantial equity investment in our company, Woodbridge considers that its interests as a Thomson Reuters shareholder are aligned with those of all other shareholders.

Thomson Reuters Annual Report 2013

The Corporate Governance Committee of our board considers any transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

TRANSFER AGENTS AND REGISTRARS

Type of shares	Country	Transfer agent/registrar	Location of transfer facilities
Common shares	Canada	Computershare Trust Company of Canada	Toronto, Montreal, Calgary and Vancouver
	United States	Computershare Trust Company N.A.	Golden, Colorado
	United Kingdom	Computershare Investor Services PLC	Bristol, England
Depositary interests	United Kingdom	Computershare Investor Services PLC	Bristol, England
Series II preference shares	Canada	Computershare Trust Company of Canada	Toronto

RATINGS OF DEBT SECURITIES

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

Our long-term unsecured debt securities are rated Baa2 (stable) by Moody’s, BBB+ (stable) by S&P, BBB (high) (stable) by DBRS and BBB+ (stable) by Fitch. These credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s Investors Services (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating assigned to our long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks in its ranking category, with 1 being the highest. Outlooks represent Moody’s assessment regarding the likely direction of the rating over the medium-term.

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 10 major rating categories. A “BBB” rating indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represent S&P’s assessment regarding the potential direction of the rating over the immediate to long-term.

Thomson Reuters Annual Report 2013

DBRS Limited (DBRS)

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’s “BBB” rating assigned to our long-term debt is the fourth highest of the 10 rating categories for long-term debt. Debt securities rated “BBB” are of adequate credit quality, and while the capacity for the payment of financial obligations is considered acceptable, it may be vulnerable to future events. A reference to “high” or “low” reflects the relative strength within the rating category. Rating Trends represent DBRS’s opinion regarding the outlook for the ratings, should present tendencies continue.

Fitch Ratings (Fitch)

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Fitch’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 10 rating categories. A “BBB” rating indicates a low expectation of default, and that while the capacity for payment of financial commitments is considered adequate, adverse business or economic conditions could potentially impair this capacity. Fitch uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represents Fitch’s assessment regarding the direction a rating is likely to move over a one to two-year period.

MATERIAL CONTRACTS

CREDIT AGREEMENT

In May 2013, we increased the size of our syndicated credit facility from $2.0 billion to $2.5 billion and extended the maturity date of the facility from August 2016 to May 2018. The facility may be used to provide liquidity for general corporate purposes (including to support our commercial paper program).

We may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100bp. In October 2013, our long-term debt rating was downgraded by Moody’s and Standard & Poor’s, which increased our facility fee by 2.5bp, although availability was unaffected. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at December 31, 2013.

TRUST PRINCIPLES AND FOUNDERS SHARE COMPANY

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its independence, integrity and freedom from bias in the gathering and dissemination of information and news.

The Thomson Reuters Trust Principles are:

—	That Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

—	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

—
That Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

—	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

—
That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Thomson Reuters Founders Share Company have a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with.

Thomson Reuters Annual Report 2013

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, journalism, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board currently has two representatives on the nomination committee and the Thomson Reuters Founders Share Company’s board has five representatives, including its chairman. Other members are representatives of the press associations from the United Kingdom, Australia and New Zealand.

The directors have a minimum of two meetings per year. Directors receive reports on our activities in the different fields in which we operate and the directors meet with both our board and representatives of senior management. Through the Thomson Reuters Founders Share Company’s chairman, regular contact is maintained with our company. The relationship is one of trust and confidence.

The current directors, with their countries of residence and the year of initial appointment are:

Name	Country	Director since
Dame Helen Alexander	U.K.	2011
Uffe Ellemann-Jensen (Chairman)	Denmark	2001
John Fairfax	Australia	2005
Lord Jay of Ewelme	U.K.	2013
Yuko Kawamoto	Japan	2011
Pascal Lamy	France	2009
Joseph Lelyveld	U.S.A.	2004
Pedro Malan	Brazil	2011
Lord Malloch-Brown	U.K.	2011
John H. McArthur	U.S.A.	2001
Vikram Singh Mehta	India	2013
Dr. Michael Naumann	Germany	2010
Jaakko Kaarle M. Rauramo	Finland	1999
Beverly LW Sunn	Hong Kong	2012
Steven Turnbull	U.K.	2013

The directors are appointed for an initial term of five years and must retire on December 31 following the fifth anniversary following appointment or re-appointment. Directors are eligible for re-appointment for a further term of five years, subject to a maximum term of 15 years.

Our company is a party to an Amended Deed of Mutual Covenant, under which Thomson Reuters and the Founders Share Company have covenanted with United Kingdom, Australian and New Zealand press associations to use their best endeavors to ensure that the Trust Principles are complied with in relation to Thomson Reuters.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Trust Principles and to exercise its voting rights to give effect to this support and the Founders Share Company has irrevocably designated Woodbridge as an approved person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

Thomson Reuters Annual Report 2013

PRINCIPAL SUBSIDIARIES

The following provides information about our principal subsidiaries as of December 31, 2013. As of that date, we beneficially owned, directly or indirectly, 100% of the voting securities and non-voting securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of our company, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of our company as of December 31, 2013, have been omitted.

Subsidiary	Jurisdiction of incorporation/formation
3097052 Nova Scotia Company	Nova Scotia, Canada
3276853 Nova Scotia Limited	Nova Scotia, Canada
FX Alliance, LLC	Delaware, U.S.A.
International Thomson Reuters B.V.	The Netherlands
LiveNote Inc.	Delaware, U.S.A.
LiveNote Technologies Limited	England
LN Holdings Limited	Bermuda
Manatron Holdings, Inc.	Delaware, U.S.A.
Manatron, Inc.	Michigan, U.S.A.
Manatron Intermediate Holdings, Inc.	Delaware, U.S.A.
MarkMonitor Inc.	Delaware, U.S.A.
Practical Law Company Limited	England
Reuters (Canvas) Holdings 1 Limited	Bermuda
Reuters Holdings Limited	England
Reuters International Holdings SARL	Switzerland
Reuters Limited	England
Reuters Transaction Services Limited	England
The Thomson Organisation (No. 10)	England
The Thomson Organisation Limited	England
Thomson Holdings Limited	England
Thomson Information & Publishing Holdings Limited	England
Thomson Information & Solutions (Holdings) Limited	England
Thomson Information & Solutions Limited	England
Thomson Publishing Group Limited	England
Thomson Reuters (Legal) Inc.	Minnesota, U.S.A.
Thomson Reuters (Markets) Deutschland GmbH	Germany
Thomson Reuters (Markets) LLC	Delaware, U.S.A.
Thomson Reuters (Markets) SA	Switzerland
Thomson Reuters (Professional) UK Ltd.	England
Thomson Reuters (Scientific) LLC	Delaware, U.S.A.
Thomson Reuters (Tax & Accounting) Inc.	Texas, U.S.A.
Thomson Reuters (TRI) Inc.	Delaware, U.S.A.
Thomson Reuters Canada Limited	Ontario, Canada
Thomson Reuters Corporation Pte Limited	Singapore
Thomson Reuters Deutschland GmbH	Germany
Thomson Reuters Finance S.A.	Luxembourg
Thomson Reuters France	France
Thomson Reuters Global Resources	Ireland
Thomson Reuters Group Limited	England
Thomson Reuters Holdings A.G.	Switzerland
Thomson Reuters Holdings B.V.	The Netherlands
Thomson Reuters Holdings S.A.	Luxembourg
Thomson Reuters Holdings SARL	France
Thomson Reuters Hong Kong Limited	The Netherlands
Thomson Reuters India Holdings B.V.	The Netherlands
Thomson Reuters Investment Holdings Limited	England

Thomson Reuters Annual Report 2013

Subsidiary	Jurisdiction of incorporation/formation
Thomson Reuters Markets KK	Japan
Thomson Reuters Netherlands Holdings BV	The Netherlands
Thomson Reuters No. 4 Inc.	Delaware, U.S.A.
Thomson Reuters No. 5 LLC	Delaware, U.S.A.
Thomson Reuters No. 8 LLC	Delaware, U.S.A.
Thomson Reuters Professional KK	Japan
Thomson Reuters U.S. LLC	Delaware, U.S.A.
Thomson UK Limited	England
TR (2008) Limited	England
TR Holdings Limited	Bermuda
TR Netherlands Holdings Coöperatief U.A.	The Netherlands
TR Organisation Limited	England
TR Professional Holdings Limited	England
TR U.S. Inc.	Delaware, U.S.A.
TTC (1994) Limited	England
TTC Holdings Limited	England
West Publishing Corporation	Minnesota, U.S.A.
West Services Inc.	Delaware, U.S.A.
Worldscope/Disclosure L.L.C.	Delaware, U.S.A.

INTERESTS OF EXPERTS

Our independent registered public accounting firm is PricewaterhouseCoopers LLP, who has issued an independent registered public accounting firm's report dated March 12, 2014 in respect of our consolidated financial statements as at December 31, 2013 and December 31, 2012, and for each of the years ended December 31, 2013 and December 31, 2012 and our internal control over financial reporting as at December 31, 2013. PricewaterhouseCoopers LLP has advised that it is independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, and the rules of the U.S. Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board (United States).

IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT DISCLOSURE

The Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA) requires us to disclose information in our annual report if we or any of our affiliates knowingly engaged in certain transactions or dealings related to Iran in 2013. Disclosure is generally required, even if the transactions or dealings were conducted in compliance with applicable law and regulations.

During 2013, certain of our non-U.S. subsidiaries sold Reuters text newswires and video broadcast services products to three customers covered by the ITRA. These sales were exempt from applicable economic sanctions laws and regulations as exports of information and informational materials and represented approximately 0.01% of our company’s 2013 consolidated revenues. The aggregate gross revenues attributable to these sales in 2013 would have been approximately $1.2 million but our Reuters business did not collect or recognize the revenue. Utilizing the applicable profit margin for our Reuters business, we estimate that the 2013 net profit attributable to these sales would have been approximately $93,000. Our Reuters business does not plan to renew existing contracts with these customers and does not plan to enter into new sales contracts with customers covered by the ITRA, subject to certain limited exceptions where continued sales are permissible under applicable export control and economic sanctions laws and regulations.

Additionally, in 2013, our Financial & Risk and Intellectual Property & Science businesses exited remaining existing contracts with customers covered by the ITRA. Prior to exiting such contracts, during 2013, certain of our non-U.S. subsidiaries sold Financial & Risk products to five of these customers and our Intellectual Property & Science business sold products to one of these customers. A number of the core products sold were primarily exempt from applicable economic sanctions laws and regulations as exports of information and informational materials. These transactions and dealings by our Financial & Risk and Intellectual Property & Science businesses represented approximately 0.0004% of our 2013 consolidated revenues. The aggregate gross revenues attributable to these sales in 2013 were approximately $45,000. Utilizing the applicable profit margin for our Financial & Risk and Intellectual Property & Science businesses, we estimate that the 2013 net profit attributable to these sales was approximately $5,500. Our Financial & Risk and Intellectual Property & Science businesses do not plan to enter into new sales contracts with customers covered by the ITRA.

Thomson Reuters Annual Report 2013

FURTHER INFORMATION

For more information about Thomson Reuters, please see our various filings and notifications posted on our website, www.thomsonreuters.com, the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov. In addition, you may review a copy of our filings at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our shares and securities authorized for issuance under our equity compensation plans, will be contained in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on May 22, 2014. Copies of our management proxy circular will be available upon request in writing to: Investor Relations Department, Thomson Reuters, 3 Times Square, New York, New York 10036, United States. Requests may also be sent by e-mail to: investor.relations@thomsonreuters.com.

Information required to be provided pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 (Audit Committees) for our company is included in the "Executive Officers and Directors" section of this annual report.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Our Code of Business Conduct and Ethics, corporate governance guidelines and board committee charters are available on www.thomsonreuters.com as well as in print or electronically (without charge) to any shareholder who requests a copy in writing or by e-mail to our Investor Relations Department. Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Secretary to the Board, Thomson Reuters, 3 Times Square, New York, New York 10036, United States.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to our annual report with the SEC or as a material contract with the Canadian securities regulatory authorities, then the contract or document is deemed to modify the description contained in this annual report. You should review the contracts or documents themselves for a complete description.

We are required to file reports and other information with the SEC under the U.S. Securities Exchange Act of 1934, as amended (U.S. Securities Exchange Act) and regulations under that act. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act.

Front cover photo credit: REUTERS/Kai Pfaffenbach, October 30, 2013.

Thomson Reuters Annual Report 2013

CROSS REFERENCE TABLES

For the convenience of our shareholders, we have prepared one annual report for the year ended December 31, 2013 that addresses our disclosure requirements under applicable Canadian and U.S. laws and regulations.

The following pages include cross reference tables that reflect where we have disclosed information required to be contained in an annual information form prepared in accordance with Canadian laws and regulations and an annual report on Form 40-F prepared in accordance with SEC requirements.

ANNUAL INFORMATION FORM (FORM 51-102F2) CROSS REFERENCE TABLE

Page/Document
ITEM 1. COVER PAGE	Cover
ITEM 2. TABLE OF CONTENTS	1
ITEM 3. CORPORATE STRUCTURE
3.1 Name, Address and Incorporation	153
3.2 Intercorporate Relationships	159-160
ITEM 4. GENERAL DEVELOPMENT OF THE BUSINESS
4.1 Three Year History	4, 34-41
4.2 Significant Acquisitions	14, 27
ITEM 5. DESCRIBE THE BUSINESS
5.1 General	2-15
5.2 Risk Factors	16-23
5.3 Companies with Asset-backed Securities Outstanding	N/A
5.4 Companies With Mineral Projects	N/A
5.5 Companies with Oil and Gas Activities	N/A
ITEM 6. DIVIDENDS	154-155
ITEM 7. DESCRIPTION OF CAPITAL STRUCTURE
7.1 General Description of Capital Structure	153
7.2 Constraints	N/A
7.3 Ratings	156-157
ITEM 8. MARKET FOR SECURITIES
8.1 Trading Price and Volume	154
8.2 Prior Sales	N/A
ITEM 9. ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	N/A
ITEM 10. DIRECTORS AND OFFICERS
10.1 Name, Occupation and Security Holding	145-152
10.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions	152
10.3 Conflicts of Interest	N/A
ITEM 11. PROMOTERS	N/A
ITEM 12. LEGAL PROCEEDINGS AND REGULATORY ACTIONS
12.1 Legal Proceedings	56
12.2 Regulatory Actions	56
ITEM 13. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	59-60
ITEM 14. TRANSFER AGENTS AND REGISTRARS	156
ITEM 15. MATERIAL CONTRACTS	157-158
ITEM 16. INTEREST OF EXPERTS
16.1 Names of Experts	160
16.2 Interests of Experts	160
ITEM 17. ADDITIONAL INFORMATION	161
ITEM 18. ADDITIONAL DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS	N/A

Thomson Reuters Annual Report 2013

FORM 40-F CROSS REFERENCE TABLE

Page/Document
ANNUAL INFORMATION FORM	See AIF table
AUDITED ANNUAL FINANCIAL STATEMENTS	80-144
MANAGEMENT'S DISCUSSION AND ANALYSIS	24-79
DISCLOSURE CONTROLS AND PROCEDURES	63
INTERNAL CONTROL OVER FINANCIAL REPORTING
a. Changes in Internal Controls over Financial Reporting	63
b. Management's Report on Internal Control over Financial Reporting	80
c. Independent Auditor's Report on Internal Control over Financial Reporting	81
NOTICE PURSUANT TO REGULATION BTR	N/A
AUDIT COMMITTEE FINANCIAL EXPERT	149
CODE OF ETHICS	152
PRINCIPAL ACCOUNTANT FEES AND SERVICES	149-150
OFF-BALANCE SHEET ARRANGEMENTS	55-56
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	55-56
IDENTIFICATION OF THE AUDIT COMMITTEE	149

Thomson Reuters Annual Report 2013